As filed with the Securities and Exchange Commission on September 9, 1999
                                                     Registration No. 333-78367
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                             AMENDMENT NO. 3
                                  TO FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                                BlackRock, Inc.
            (Exact name of registrant as specified in its charter)

             Delaware                            6211                          51-0380803
 (State or other jurisdiction of     (Primary Standard Industrial           (I.R.S. Employer
  incorporation or organization)     Classification Code Number)          Identification No.)

                                345 Park Avenue
                              New York, NY 10154
                                (212) 754-5560
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Robert P. Connolly
                     Managing Director and General Counsel
                                BlackRock, Inc.
                                345 Park Avenue
                              New York, NY 10154
                                (212) 754-5560
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ---------------

                                  Copies to:

       Matthew J. Mallow                 Gary S. Schpero                   Steven Kaplan
     Skadden, Arps, Slate,          Simpson Thacher & Bartlett            Arnold & Porter
       Meagher & Flom LLP              425 Lexington Avenue           555 Twelfth Street, N.W.
        919 Third Avenue             New York, New York 10017          Washington, D.C. 20004
    New York, New York 10022              (212) 455-2000                   (202) 942-5000
         (212) 735-3000

                               ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the Securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                EXPLANATORY NOTE

      This registration statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent international offering (the "International Prospectus"). The International Prospectus will be identical to the U.S. Prospectus in all respects except for the front cover page, pages 81, 82, 83 and 84, and the back cover page. The form of the U.S. Prospectus is included herein and is followed by the front cover page, pages 81, 82, 83, 84 and 85, and the back cover page to be used in the International Prospectus.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion

              Preliminary Prospectus dated September 9, 1999

PROSPECTUS

                    9,000,000 Shares of Class A Common Stock


                                  -----------

    The U.S. underwriters are offering     shares in the United States and
Canada and the international managers are offering     shares outside the
United States and Canada.

    We expect the public offering price to be between $14.00 and $17.00 per share. Currently, no public market exists for the shares. The class A common stock has been approved for listing on the New York Stock Exchange under the symbol "BLK."

    Following the offerings, we will have two classes of authorized common stock--class A common stock, offered through this prospectus, and class B common stock, % of which will be owned by a subsidiary of PNC Bank Corp. The rights of holders of class A common stock and class B common stock are identical, except with respect to voting. Each share of class A common stock will have one vote and each share of class B common stock will have five votes on all matters submitted to a vote of our stockholders. As a result, following the offerings, PNC will own % of the combined voting power of all classes of BlackRock stock and will control all matters affecting BlackRock stockholders.

    Investing in the class A common stock involves risks which are described in the "Risk Factors" section beginning on page 9 of this prospectus.

                                  -----------

                                                            Per Share Total
                                                            --------- -----
     Public offering price.................................    $       $

     Underwriting discount.................................    $       $

     Proceeds, before expenses, to BlackRock...............    $       $

    The U.S. underwriters may also purchase up to an additional      shares of
class A common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase up to an
aggregate of an additional      shares of class A common stock.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares of class A common stock will be ready for delivery in New York,
New York on or about       , 1999.

                                  -----------

Merrill Lynch & Co.
          Goldman, Sachs & Co.
                  Lehman Brothers
                       Prudential Securities
                             Salomon Smith Barney

                                  -----------

                   The date of this prospectus is     , 1999.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   1
Risk Factors...............................................................   9
Note Regarding Forward-Looking Statements..................................  16
Use of Proceeds............................................................  16
Dividend Policy............................................................  16
Dilution...................................................................  17
Capitalization.............................................................  18
Selected Financial Data....................................................  19
Management's Discussion and Analysis of Financial
 Condition and Results of Operations.......................................  23
Business...................................................................  33
Management.................................................................  48
Executive Compensation.....................................................  52
Ownership of the Common Stock..............................................  59
Certain Relationships and Related Transactions.............................  60
Description of Capital Stock...............................................  67
Shares Eligible for Future Sale............................................  79
Underwriting...............................................................  81
Material United States Federal Income and Estate Tax Considerations
 for Non-U.S. Holders of Class A Common Stock..............................  85
Legal Matters..............................................................  87
Experts....................................................................  87
Where You Can Find More Information........................................  87
Index to Consolidated Financial Statements................................. F-1

                               PROSPECTUS SUMMARY

      You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

                                   BlackRock

      Overview. BlackRock is one of the 30 largest investment management firms in the United States with $142 billion of assets under management at June 30, 1999. In 1998, PNC Bank Corp. (NYSE: PNC), one of the largest diversified financial services companies in the United States, created BlackRock to consolidate most of its asset management business into one entity. This process began in 1995 when PNC acquired BlackRock Financial Management L.P., then a $25 billion fixed income manager. By year-end 1996, the BFM management team had assumed responsibility for overseeing PNC's mutual fund marketing and liquidity management efforts. The equity divisions were added in 1998, when a substantial portion of PNC's asset management businesses were consolidated under the BlackRock brand name. At that time, the BFM management team integrated activities across investment product lines and established committees to oversee each product line on a day-to-day basis.

      Our Products and Services. We offer a variety of investment products to institutional and individual investors in the U.S. and internationally. At June 30, 1999, fixed income products represented 56%, money market or liquidity products represented 31%, equity products represented 11% and alternative investment products represented 2% of total assets under management. We manage these assets in approximately 400 separate accounts and 70 mutual funds on behalf of more than 3,000 institutions and 150,000 individual investors. We also offer a variety of risk management services to large institutional fixed income investors. Through these risk management services, we use software, which we have developed over many years, to provide comprehensive risk analysis and advice with respect to more than $500 billion of assets managed by our clients.

      Our Asset Growth. Over the past five and a half years, our assets under management have increased by more than $89 billion, a 25% compound annual growth rate. Separate accounts, which are offered primarily to institutional investors, grew by $65 billion, a 41% compound annual growth rate, and mutual funds, which are offered primarily under the BlackRock Funds and Provident Institutional Funds brand names, grew by $24 billion, a 12% compound annual growth rate. Most of this growth has been in fixed income and liquidity products in which assets under management have increased by $56 billion and $21 billion, respectively. Importantly, we achieved this growth largely by attracting new clients and additional funds from existing clients, despite the fact that investors have been shifting money out of bonds and into stocks to take advantage of the sustained bull market in equities during the past decade.

      Our Investment Performance and Client Service. We believe that our success in increasing fixed income and liquidity assets under management is principally due to our investment returns which have consistently met or exceeded our clients' targets while assuming equal or lower levels of risk than performance benchmarks, and to our comprehensive client service. We achieve our investment results by using an investment process that combines the expertise of our investment professionals and the scope of our risk management software. Our senior professionals work closely with clients, consultants and distributors to better understand their needs and to market our products and provide client service. Products and services are tailored to meet differing return objectives and risk tolerances, as well as regulatory, tax, accounting and credit constraints. Our computer capabilities also play an important role in client service by permitting efficient report customization and delivery over the Internet.

      Our Strategies. We began 1999, our first full year as an integrated business, better prepared to pursue opportunities across our products and markets. We plan to continue to increase assets under management by pursuing our current business strategy, which consists of the following key elements:

     . Retaining and attracting talented professionals. The quality and depth of our professional staff is critical to our business, and the market for management, investment, technology and marketing personnel is intensely competitive. As a result, we strongly emphasize recruiting, training and long-term career development. The experience and stability of our management team is one of our greatest strengths. To promote stability, 39 managing directors acquired 18% of BlackRock's equity and signed 5-year employment contracts during 1998. After the offerings, these managing
        directors will own   % of the equity in BlackRock, and   % of the
        combined voting power of all classes of BlackRock stock. We also granted long-term deferred compensation to key professionals. We expect to expand employee ownership over time, both to retain and motivate key personnel and to attract additional high caliber professionals committed to building our long-term value.

     . Continuing to build our fixed income and liquidity presence. Although we have realized considerable growth in fixed income and liquidity assets, the market for these products is highly fragmented and no single firm accounts for substantial market share. Accordingly, there is a substantial opportunity for continued growth in these businesses. We plan to capitalize on these opportunities through continued direct calling on pension plan sponsors, insurance companies, corporations, industry consultants and financial intermediaries.

     . Expanding our equity business. After assuming responsibility for PNC's equity products in 1998, we took steps to enhance our capabilities and build capacity for future growth, including upgrading computers, adding trading and operations resources and expanding risk management reporting. We will continue to pursue distribution opportunities for mutual funds, which currently comprise the majority of our equity assets under management. In addition, we will pursue both cross-selling and direct calling efforts among institutional investors, particularly as we establish longer term investment performance track records.

     . Diversifying our products and clients. We will continue to diversify our products in order to better serve our existing clients and attract new ones. These efforts may include selective development of new products that build upon or expand our existing capabilities, including additional alternative investment products. We will also seek additional distribution outlets for our mutual funds, pursue relatively untapped segments of the institutional investor universe and seek to enhance the distribution of our products in international markets.

     . Marketing our risk management services. We have developed sophisticated risk management software that supports our risk assessment and investment decision-making and automates our trade processing and compliance functions. We recently began offering risk management services separately from our asset management services and intend to gradually expand our marketing efforts in this area.

     . Improving our operating efficiency and pursuing strategic opportunities. By integrating our business across investment product lines, we expect to have opportunities to realize continued improvement in our operating margins. We will also seek to use our technology strengths to achieve greater automation and improve management reporting to support future growth. Finally, we believe that as one of relatively few publicly-traded investment management firms, we will be better able to participate in future industry consolidation. We will pursue acquisition and joint venture opportunities that we believe can enhance stockholder value by making our operations more efficient, expanding our product capabilities and strengthening our distribution capabilities.

      Headquarters. Our principal executive offices are located at 345 Park Avenue, New York, New York 10154, and our telephone number is (212) 754-5560.

                                 The Offerings

      The following information assumes that the underwriters and managers do not exercise the options granted by BlackRock to purchase additional shares in the offerings.

Class A common stock offered:
  U.S. offering.........................................            shares
  International offering................................            shares
    Total...............................................  9,000,000 shares

Common stock outstanding after the offerings, including
 shares reserved for issuance under our employee benefit
 plans:
  Class A common stock..................................   9,000,000 shares(/1/)
  Class B common stock..................................  54,982,635 shares(/2/)
    Total...............................................  63,982,635 shares


Use of proceeds.............  We estimate that the net proceeds to be received by BlackRock from these
                              offerings will be approximately $
                              million. We intend to use these net
                              proceeds to repay outstanding
                              indebtedness under our $175 million
                              revolving line of credit with PNC Bank.
                              At June 30, 1999, the outstanding
                              balance on this line of credit,
                              including accrued interest, was $125
                              million. The remaining net proceeds
                              will be used for working capital and
                              other general corporate purposes.

Dividend policy.............  BlackRock intends to retain earnings to finance the development and growth of
                              its business, including possible
                              investments, and does not anticipate
                              paying cash dividends in the
                              foreseeable future.

Voting rights...............  The rights of holders of class A common stock and class B common stock are
                              identical, except that holders of class
                              B common stock will have five votes per
                              share, while holders of class A common
                              stock will have one vote per share.

Risk factors................  See "Risk Factors" and the other information included in this prospectus
                              for a discussion of factors you should
                              carefully consider before deciding to
                              invest in shares of the class A common
                              stock.

NYSE symbol.................  "BLK"
--------
(1) Does not include options to purchase      shares of class A common stock,
    all of which are unvested, at the initial offering price pursuant to the adoption of the BlackRock Inc. 1999 Stock Award and Incentive Plan and the
    conversion of $    of deferred compensation awards into    shares of
    restricted class A common stock, all of which are unvested, at the initial offering price. See "Executive Compensation."

(2) Reflects June 30, 1999 diluted shares outstanding, adjusted for an estimated reclassification to be completed upon consummation of the offerings of each share of common stock into 275 shares of our class B common stock.

                             SUMMARY FINANCIAL DATA

     The consolidated financial statements of BlackRock reflect the "carved out" historical operating results of the asset management businesses of PNC which were consolidated under BlackRock in 1998 as if the combined operations had been a separate entity prior to the formation of BlackRock. The summary financial data presented below has been derived in part from, and should be read in conjunction with, the consolidated financial statements of BlackRock and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated financial data includes the results of operations of BFM since its acquisition by PNC on February 28, 1995. Had BFM's results of operations been included for the year ended December 31, 1994 and the two months ended February 28, 1995, revenues would have increased by $55.1 million and $12.1 million, respectively. BFM's income before income taxes for these periods would not be comparable to post acquisition results due to the financing costs and goodwill amortization expense arising out of the acquisition and which have only been incurred in periods since the acquisition.

     The balance sheet data at June 30, 1998 and 1999, and the income statement data for the six month periods then ended, have been derived from BlackRock's unaudited financial statements which, in the opinion of BlackRock, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations of BlackRock for those periods. The income statement data for interim periods is not necessarily indicative of results for subsequent periods or a full year.

                                                                                          Six Months
                                                  Year Ended December 31,               Ended June 30,
                                        ----------------------------------------------  ----------------
                                         1994     1995      1996      1997      1998     1998     1999
                                        ------- --------  --------  --------  --------  -------  -------
                                          (unaudited)                                     (unaudited)
                                                  ($ in thousands, except per share data)
Income statement data
Revenue
Investment advisory and administration
 fees:
  Mutual funds......................... $26,995 $ 61,877  $ 87,189  $117,977  $162,487  $67,403  $99,637
  Separate accounts....................   7,638   24,458    43,069    62,985   101,352   42,376   71,569
  BlackRock Asset Investors (BAI) (1)..      --    5,933     6,061    13,867    61,199   15,761   (2,054)
                                        ------- --------  --------  --------  --------  -------  -------
Total advisory and administration
 fees..................................  34,633   92,268   136,319   194,829   325,038  125,540  169,152
Other income...........................   1,411    5,814    10,159    10,644    14,444    5,713   10,941
                                        ------- --------  --------  --------  --------  -------  -------
Total revenue..........................  36,044   98,082   146,478   205,473   339,482  131,253  180,093
Operating expenses
  Employee compensation and benefits...   7,073   33,698    53,703    73,217   109,741   50,845   65,964
  BAI incentive compensation (1).......      --    3,070     3,525     9,688    44,806   10,332   (1,494)
  Fund administration and servicing
   costs--affiliates...................  10,475   12,412    19,611    27,278    52,972   15,656   36,334
  General and administration...........  10,510   17,719    24,500    29,764    38,696   16,634   23,836
  Amortization of goodwill.............      --    8,002     9,603     9,653     9,653    4,826    4,826
  Mutual fund offering costs...........      --       --        --        --     4,252       --       --
                                        ------- --------  --------  --------  --------  -------  -------
Total operating expenses...............  28,058   74,901   110,942   149,600   260,120   98,293  129,466
                                        ------- --------  --------  --------  --------  -------  -------

Operating income.......................   7,986   23,181    35,536    55,873    79,362   32,960   50,627
Non-operating income (expense)
  Interest and dividend income.........     331      943     1,877     3,117     1,995    1,066    1,293
  Interest expense.....................      --  (14,253)  (19,975)  (20,249)  (13,347)  (7,582)  (7,121)
                                        ------- --------  --------  --------  --------  -------  -------
                                            331  (13,310)  (18,098)  (17,132)  (11,352)  (6,516)  (5,828)
                                        ------- --------  --------  --------  --------  -------  -------
Income before income taxes.............   8,317    9,871    17,438    38,741    68,010   26,444   44,799
  Income taxes.........................   2,753    4,785     8,475    16,655    32,395   12,596   18,813
                                        ------- --------  --------  --------  --------  -------  -------
Net income............................. $ 5,564 $  5,086  $  8,963  $ 22,086  $ 35,615  $13,848  $25,986
                                        ======= ========  ========  ========  ========  =======  =======

                                                                     Six months
                                                          Year ended   ended
                                                           Dec. 31,   June 30,
                                                             1998       1999
                                                          ---------- ----------
Unaudited pro forma data
Historical income before income taxes....................  $  68,010  $  44,799
Pro forma interest adjustment for debt repayment.........      9,658      5,000
Pro forma income taxes...................................     37,514     21,231
                                                          ---------- ----------
Pro forma net income..................................... $   40,154 $   28,568
                                                          ========== ==========
Unaudited pro forma net income per share (2)
  Basic..................................................        .75        .52
  Diluted................................................        .75        .52
Unaudited pro forma weighted average shares outstanding
  Basic.................................................. 53,507,051 54,807,482
  Diluted................................................ 53,682,203 54,982,635

                                                                           At December 31,                  At June 30,
                                                             ------------------------------------------- -----------------
                                                              1994     1995     1996     1997     1998     1998     1999
                                                             ------- -------- -------- -------- -------- -------- --------
                                                               (unaudited)                                  (unaudited)
                                                                                   ($ in thousands)
Balance sheet data
Goodwill.................................................... $    -- $232,100 $223,216 $213,563 $203,910 $208,737 $199,084
Total assets................................................  15,039  293,270  332,719  335,507  440,784  314,947  403,252
Long-term debt..............................................      --  149,754  234,255  206,432  178,200  146,761  125,000
Total liabilities...........................................   3,904  270,481  300,047  290,544  334,593  232,516  271,174
Stockholders' equity........................................  11,135   22,789   32,672   44,963  106,191   82,431  132,078

                                                                           At December 31,                  At June 30,
                                                             ------------------------------------------- -----------------
                                                              1994     1995     1996     1997     1998     1998     1999
                                                             ------- -------- -------- -------- -------- -------- --------
                                                                                      (unaudited)
                                                                                    ($ in millions)
Other financial data (3)
Assets under management
Separate accounts:
  Fixed income*............................................. $13,848 $ 23,345 $ 28,958 $ 39,261 $ 52,869 $ 46,664 $ 68,286
  Liquidity.................................................   3,269    5,556    7,430   10,019   13,826   12,738   12,362
  Equity....................................................     540      700    1,204    1,763    2,417    2,095    2,353
                                                             ------- -------- -------- -------- -------- -------- --------
  Subtotal..................................................  17,657   29,601   37,592   51,043   69,112   61,497   83,001
Mutual funds:
  Fixed income..............................................  10,021   11,969   12,546   13,714   13,888   14,172   13,617
  Liquidity.................................................  20,398   21,183   23,933   29,827   35,555   28,958   31,921
  Equity....................................................   4,615    6,306    8,643   10,829   12,087   12,055   13,262
                                                             ------- -------- -------- -------- -------- -------- --------
  Subtotal..................................................  35,034   39,458   45,122   54,370   61,530   55,185   58,800
                                                             ------- -------- -------- -------- -------- -------- --------
Total....................................................... $52,691 $ 69,059 $ 82,714 $105,413 $130,642 $116,682 $141,801
                                                             ======= ======== ======== ======== ======== ======== ========
                                                                                                          For Six Months
                                                                   For the Year Ended December 31,        Ended June 30,
                                                             ------------------------------------------- -----------------
                                                              1994     1995     1996     1997     1998     1998     1999
                                                             ------- -------- -------- -------- -------- -------- --------
                                                                                      (unaudited)
                                                                                   ($ in thousands)
EBITDA
Net income.................................................. $ 5,564 $  5,086 $  8,963 $ 22,086 $ 35,615 $ 13,848 $ 25,986
Depreciation expense........................................     292    1,531    2,097    2,498    3,199    1,391    4,629
Amortization of goodwill....................................      --    8,002    9,603    9,653    9,653    4,826    4,826
                                                             ------- -------- -------- -------- -------- -------- --------
EBITDA as adjusted (4)...................................... $ 5,856 $ 14,619 $ 20,663 $ 34,237 $ 48,467 $ 20,065 $ 35,441
                                                             ======= ======== ======== ======== ======== ======== ========
Interest expense............................................      --   14,253   19,975   20,249   13,347    7,582    7,121
Income taxes................................................   2,753    4,785    8,475   16,655   32,395   12,596   18,813
                                                             ------- -------- -------- -------- -------- -------- --------
EBITDA (5).................................................. $ 8,609 $ 33,657 $ 49,113 $ 71,141 $ 94,209 $ 40,243 $ 61,375
--------------------------------------------------
                                                             ======= ======== ======== ======== ======== ======== ========

-------
  * including alternative investment products.

(1) Pursuant to a plan of liquidation to be completed by the fourth quarter of 1999, the assets of BAI are being sold and its business operations terminated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

                                              (footnotes continued on next page)

(footnotes continued from previous page)

(2) The unaudited pro forma data and the pro forma net income per share give effect to an estimated reclassification to be completed upon consummation of the offerings of each share of our common stock into 275 shares class B of our common stock prior to the offerings and to the offerings, including the repayment of debt and decrease in interest expense and the increase in income tax expense, as if the reclassification and the offerings had been effected as of January 1, 1998. The unaudited pro forma data and the pro forma net income per share do not purport to represent the results of operations or the financial position of BlackRock which actually would have occurred had the offerings been consummated on January 1, 1998, or project the results of operations or the financial position of BlackRock for any future date or period.

(3) For comparative purposes, "assets under management" at December 31, 1994 includes BFM.

(4) "EBITDA, as adjusted" represents earnings after interest expense and income taxes but before depreciation and amortization and extraordinary items. We believe that this measure may be useful to investors as another indicator of funds available to us which may be used to repay debt obligations or make new investments. EBITDA, as adjusted, as calculated by us may not be consistent with the computation of EBITDA, as adjusted, by other companies. EBITDA, as adjusted, is not a measure of financial performance under generally accepted accounting principles and you should not consider it as an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

(5) "EBITDA" represents earnings before interest expense, income taxes, depreciation, amortization and extraordinary items. We believe EBITDA may be useful to investors as an indicator of our ability to service debt and to meet working capital requirements. EBITDA, as calculated by us, may not be consistent with computations of EBITDA by other companies. EBITDA is not a measure of financial performance under generally accepted accounting principles and you should not consider it an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. EBITDA has increased every year since 1994, primarily due to new business growth which resulted in annual increases to operating income.

                                  RISK FACTORS

      As a BlackRock stockholder, you will be subject to risks affecting our business, risks relating to our relationship with PNC and risks relating to the ownership of our stock. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of the class A common stock.

Risk factors affecting our business

Decline in the securities markets could lead to a decline in our revenues
      Our investment management revenues are comprised of fees based on a percentage of the value of assets under management and performance fees expressed as a percentage of the returns realized on assets under management. A decline in the prices of stocks or bonds could cause our revenues to decline by:

     . causing the value of our assets under management to decrease, which would result in lower investment management fees;

     . causing the returns realized on our assets under management to decrease, which would result in lower performance fees; and

     . causing our clients to withdraw funds in favor of investments in markets that they perceive to offer greater opportunity and that we do not serve, which would result in lower investment management fees.

Poor investment performance could lead to loss of our clients and a decline in our revenues

      We believe that investment performance is one of the most important factors for the growth of our assets under management. Poor investment performance could impair our revenues and growth because:

     . existing clients might withdraw funds in favor of better performing products, which would result in lower investment management fees;

     . our ability to attract funds from existing and new clients might diminish; and

     .  we might earn little or no performance fees.

Our sources of revenues are subject to termination on short notice

      Our revenues will decrease if our investment management contracts are terminated or if clients withdraw funds that we manage on their behalf. Any of the following could cause our revenues to decline:

     . clients can, without penalty, terminate our investment management contracts and can withdraw their funds generally with little or no advance notice;

     . the boards of registered investment companies that we advise could choose to terminate or not renew our investment management contracts, which they must consider annually; and

     .  fund shareholders can withdraw assets with no advance notice.

We may not be able to replace revenues from the funds we manage that have fixed terms

      We manage a variety of mutual funds that were designed with maturity dates ranging from October 1999 to December 2010. At maturity, all remaining assets will be distributed to investors in these funds and our investment advisory agreements will terminate. There is no assurance that clients will reinvest these assets in our other products or, if they do, that such reinvestments will be in products that provide us with equal revenues. Funds maturing in the next three years include:

     . BAI, which has adopted a plan of liquidation that we expect will be completed by the fourth quarter of 1999, represented $159 million of our assets under management at June 30, 1999, and contributed $16.4 million of operating income in 1998 and an operating loss of $0.6 million for the six months ended June 30, 1999; and

     . three closed-end taxable bond funds maturing on or prior to December 31, 2001, which collectively represented $2.5 billion of our assets under management at June 30, 1999 and contributed $10.6 million of revenues during 1998 and $5.3 million during the first six months of 1999.

Loss of significant separate accounts would decrease our revenues

      We had approximately 400 separate accounts at June 30, 1999, of which the 10 largest (excluding alternative investment products) generated approximately 5.7% of our total revenues during 1998 and 7.1% during the six months ended June 30, 1999. Loss of any of these accounts would reduce our revenues. We have, from time to time, lost separate accounts because of corporate mergers and restructuring, and in the future we could lose accounts under these or other circumstances, such as adverse market conditions or poor performance.

Competitive fee pressures could reduce our revenues and our profit margins

      The investment management business is highly competitive and has relatively low barriers to entry. To the extent that we are forced to compete on the basis of price, we may not be able to maintain our current fee structure. Fee reductions on existing or future new business could cause our revenues and profit margins to decline.

Performance fees may increase earnings volatility, which could decrease our stock price

      A portion of our revenues are derived from performance fees on some investment and risk management advisory assignments. In most cases, performance fees are based on investment returns, although in some cases they are based on achieving specific service standards. Generally, we are entitled to performance fees only if the returns on the related portfolios exceed agreed-upon periodic or cumulative return targets. If we do not exceed these targets, we will not generate performance fees for that period and we may not earn performance fees in future periods if the targets are based on cumulative returns. Performance fees will vary from period to period in relation to volatility in investment returns, causing our earnings to be more volatile than if we did not manage assets on a performance fee basis. The volatility in our earnings may decrease our stock price. Performance fees, excluding BAI, represented 6.2% of our total revenue in 1998 and 7.5% of total revenue for the six months ended June 30, 1999.

Many of our competitors have greater resources than we do and could use these resources to increase their business at our expense

      Many firms offer similar and additional investment management products and services to the same clients that we target. In addition, many of our competitors have or may in the future develop greater financial and other resources, more extensive distribution capabilities, more effective advertising and marketing strategies and broader name recognition. Our competitors may be able to use these resources and capabilities to place us at a competitive disadvantage in retaining assets under management and achieving increased market penetration.

Our corporate or acquisition strategies may decrease our earnings and harm our competitive position

      We employ a variety of strategies intended to enhance our earnings and to improve our profit margins. In the future, these strategies may include acquisitions of other investment management businesses. We may not be able to find suitable businesses to acquire at acceptable prices and we may not be able to successfully integrate or realize the intended benefits from these acquisitions. In general, our strategies may not be effective and failure to successfully develop and implement our strategies may decrease our earnings and harm our competitive position in the investment management industry.

Failure to develop effective business continuity plans could disrupt operations and cause financial losses which could decrease our stock price

      We are dependent to a substantial degree on the availability of our office facilities and the proper functioning of our computer and telecommunications systems. A disaster, such as water damage, an explosion or a prolonged loss of electrical power, could materially interrupt our business operations and cause material financial loss, regulatory actions, reputational harm or legal liability, which, in turn, could cause a decline in our stock price.

      We currently estimate that the total cost of developing and implementing our business continuity plans will not have a material impact on our results of operations, liquidity or capital resources. We cannot provide any assurance, however, that our business continuity plans will be effective or that our estimates regarding the timing and cost of completing the plans will be accurate.

Failure to achieve Year 2000 readiness could disrupt operations and cause financial losses which could decrease our stock price

      We are substantially dependent on the proper functioning of our computer systems. In addition, we interact with a variety of third parties in the normal course of business. A failure of our systems or any of those third parties' systems to be Year 2000 ready could disrupt our operations and cause material financial losses, which, in turn, could cause a decline in our stock price. The primary problem is that many existing computer systems and microprocessors with date functions use only two digits to identify a year in the date field, with the assumption that the first two digits of the year are always "19." Computers that are not Year 2000 ready may treat the year 2000 as the year 1900 and may fail to treat the year 2000 as a leap year. Systems that calculate, compare or sort using the incorrect date may malfunction, which could have the following effects on our business:

     . in the case of our systems, incomplete or inaccurate recording or accounting of trades or inaccurate calculation of security valuations and risk parameters;

     . in the case of third-party data providers, the receipt of inaccurate or out-of-date information that would impair our ability to perform critical data functions, including pricing portfolio assets or evaluating our risk exposures;

     . in the case of customers, trading counterparties and financial intermediaries such as exchanges and clearing agents, disruption of funding flows, failed trade settlements or an inability to trade in certain markets;

     . in the case of custodian banks, fund administrators and transfer agents, disruption of critical administrative, valuation and record-keeping services for our mutual fund, separate account and risk management clients;

     . in the case of vendors, disruption of telecommunications and electrical power and other services upon which we depend; and

     . in the case of the issuers of securities in which we invest, adverse impact on their operations and financial condition which could decrease the value and liquidity of their securities, which could cause the value of the assets we manage and our investment management fees to decline.

      Disruption or suspension of activity in the world's financial markets is also possible. In addition, many market participants may reduce their market activities temporarily as they assess the effectiveness of their Year 2000 readiness efforts during a "phase-in" period beginning in late 1999. This reduction could decrease liquidity in the securities markets and inhibit our ability to manage our client portfolios.

      We currently estimate that the total cost of implementing our Year 2000 program will not have a material impact on our results of operations, liquidity or capital resources. We cannot provide any assurance, however, that our Year 2000 program will be effective or that our estimates about the timing and cost of completing our Year 2000 program will be accurate or that third parties on which we are dependent will be Year 2000 ready.

Failure to comply with client guidelines could result in damage awards against us and loss of assets under management, both of which could cause earnings or stock price to decline

      When clients retain us to manage assets on their behalf, they specify guidelines that we are required to observe in the management of their portfolios. A failure to comply with these guidelines could result in losses that the client could seek to recover from us and the client withdrawing its assets from our management, both of which could cause our earnings or stock price to decline.

Failure to comply with government regulations could result in fines or temporary or permanent prohibitions on our activities, which could cause our earnings or stock price to decline

      Our business is subject to extensive regulation in the United States and certain of our activities are subject to the laws of non-U.S. jurisdictions and non-U.S. regulatory agencies or bodies. Violation of applicable laws or regulations could result in fines, temporary or permanent prohibition on our engagement in certain activities, suspensions of our personnel or revocation of their licenses, suspension or termination of our investment adviser or broker-dealer registrations, or other sanctions, which could cause our earnings or stock price to decline.

      Subsidiaries of ours are registered with the Securities and Exchange Commission under the Investment Advisers Act, and BlackRock's mutual funds are registered with the SEC under the Investment Company Act. The Investment Advisers Act imposes numerous obligations on registered investment advisers including record-keeping, operating and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. The Investment Company Act imposes similar obligations, as well as additional detailed operational requirements, on investment advisers to registered investment companies. The failure of one of our subsidiaries to comply with the Investment Advisers Act or the Investment Company Act could lead the SEC to institute proceedings and impose sanctions for violations of either of these acts ranging from censure to termination of an investment adviser's registration to prohibition to serve as advisers to SEC-registered funds, any of which could cause our earnings or stock price to decline.

Failure to comply with ERISA regulations could result in penalties against us and cause our earnings or stock price to decline

      Our asset management subsidiaries are subject to the Employee Retirement Income Security Act of 1974, and to regulations promulgated thereunder, insofar as they act as a "fiduciary" under ERISA with respect to benefit plan clients. ERISA and applicable provisions of the Internal Revenue Code impose duties on persons who are fiduciaries under ERISA, prohibit specified transactions involving ERISA plan clients and provide monetary penalties for violations of these prohibitions. The failure of any of our subsidiaries to comply with these requirements could result in significant penalties against us which could reduce our earnings or cause our stock price to decline.

Risks relating to our relationship with PNC

We will be controlled by PNC as long as it controls a majority of the outstanding voting power of our common stock, and our other stockholders will be unable to affect the outcome of stockholder voting during such time

      Immediately after completion of these offerings, four of our six directors will be directors and/or executive officers of PNC and PNC indirectly
will own approximately   % of our outstanding shares of class B common stock,
representing   % of the combined voting power of all classes of voting stock of
BlackRock. As long as PNC owns a majority of the voting power of our common stock, PNC will be able to elect our entire board of directors and to remove any director, with or without cause, and generally to determine the outcome of all corporate actions requiring stockholder approval. Additionally, our bylaws provide that, subject to applicable law and exchange policy, prior to the date on which PNC or another person beneficially owns less than a majority of the voting power of BlackRock common stock, a majority of all directors on the committees of our board of directors will be designated by PNC or such other person. As a result, subject to the power of executive management to manage the day-to-day operations of BlackRock, PNC will be in a position to continue to control all matters affecting BlackRock, including:

     . the composition of our board of directors and, through it, any determination with respect to the direction and policies of BlackRock, including the appointment and removal of officers;

     . any determination with respect to mergers or other business combinations involving BlackRock;

     .  the acquisition or disposition of assets by BlackRock;

     .  future issuances of common stock or other securities of BlackRock;

     .  the incurrence of debt by BlackRock;

     . amendments, waivers and modifications to our agreements, including those with PNC;

     .  the payment of dividends on our common stock; and

     . determinations with respect to the treatment of items in our tax returns which are consolidated or combined with PNC's tax returns.

Concentration of PNC managed assets in BlackRock Funds could result in loss of revenue if the PNC managed assets are withdrawn by PNC

      Approximately 80% ($19.9 billion at June 30, 1999) of the assets in the BlackRock Funds are assets of PNC clients and are invested in the BlackRock Funds on a discretionary basis by PNC. PNC may withdraw these assets at any time and we may not be able to replace them. In addition, we may not be successful in increasing sales through PNC channels and PNC may determine not to continue marketing the BlackRock Funds or our other products.

Banking regulation of PNC and BlackRock limits our activities and the types of businesses in which we may engage

      Because PNC is a bank holding company and BlackRock is a subsidiary of PNC and PNC Bank, one of its national bank subsidiaries, we are subject to bank regulations which limit our activities and the types of businesses in which we may engage. These limitations might impair our ability to compete for assets under management and grow our assets. As a subsidiary of a national bank, BlackRock may not conduct new activities, establish a subsidiary, or acquire the stock or assets of another company unless it first obtains written regulatory approval, which is available only for activities that are legally permissible for a national bank or a subsidiary of a national bank and consistent with prudent banking principles and regulatory policy or, for non-U.S. activities or investments, that are usual in connection with the transaction of the business of banking or other financial operations outside of the United States. Banking regulations may cause us to be at a competitive disadvantage because most of our competitors are not subject to these limitations. BlackRock is subject to the supervision, regulation, and examination of the Office of the Comptroller of the Currency. As a PNC Bank subsidiary, BlackRock is subject to the broad enforcement authority of the OCC, including the OCC's power to prohibit BlackRock from engaging in any activity that, in the OCC's opinion, constitutes an unsafe or unsound practice in conducting its business. The OCC may also impose substantial fines and other penalties for violations of banking regulations applicable to BlackRock. Some of our subsidiaries that engage in activities outside the United States are subject to regulation and supervision by the Board of Governors of the Federal Reserve System. In addition, your shares will not be insured by the Federal Deposit Insurance Corporation or guaranteed by any bank.

We could lose existing management and investment contracts if there is a change in control of PNC or BlackRock

      Upon a change in control of PNC or BlackRock, PNC, BlackRock or any successor may be required to offer to purchase all our capital stock held by BlackRock's employee stockholders and by public stockholders. Upon a change in control of PNC or BlackRock, our existing management may leave and new management could be appointed. In addition, in the event of such a change in control of PNC or BlackRock, the boards of registered investment companies and our other clients might have to reapprove our investment management contracts. The termination of any contracts would reduce our revenues.

Holders may not participate in PNC's disposal of its common stock which could decrease our stock price

      After the offerings, PNC will beneficially own approximately   % of
BlackRock's outstanding class B common stock, representing   % of the combined
voting power of all classes of voting stock of BlackRock. At any time following the expiration of the 180 day lock-up period in connection with the offerings, PNC could decide to sell or otherwise dispose of all or a portion of its class B common stock, subject to rights of first refusal and tag along rights provided to our employee stockholders in a stockholders agreement. If PNC were to dispose of all its class B common stock, members of our management team and other employee stockholders could choose to sell all of their shares of common stock in such a transaction.

      Because it owns a controlling voting interest of BlackRock, PNC may realize a premium over the prevailing market price in selling its class B common stock. Holders of class A common stock may not be allowed to participate in a transfer by PNC of its controlling interest and may not realize any premium with respect to their shares of class A common stock. PNC will have the right to require BlackRock to register the common stock held by PNC for sale in public offerings. BlackRock's other existing stockholders also have registration rights and may therefore participate in a public or private sale of shares by PNC.

Four of our directors are also directors or executive officers of PNC. Our directors and officers may own PNC stock and, as a result, will have conflicts of interest on issues involving both BlackRock and PNC

      Four members of our board of directors are executive officers of PNC. Three of these PNC officers are also directors of PNC. Those directors who are also directors or executive officers of PNC will have obligations to both companies and will have conflicts of interest with respect to matters potentially or actually involving or affecting us, such as acquisitions, financings and other corporate opportunities that may be suitable both for us and for PNC.

      Many of our directors and our executive officers own significant amounts of PNC stock and employee stock options on PNC stock because of their relationships with PNC. Such ownership could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for BlackRock and PNC. BlackRock's certificate of incorporation contains provisions addressing the respective rights and duties of BlackRock, PNC and their respective officers and directors. These provisions do not alter the fiduciary duty of loyalty of our directors under applicable Delaware law.

Conflicts of interest with PNC due to our ongoing business relationship may arise

      Conflicts of interest may arise between BlackRock and PNC in a number of areas relating to our past, ongoing and future relationships, including:

     . the nature, quality and pricing of services rendered to us by PNC and to PNC by us;

     .  competitive business activities;

     . sales or distributions by PNC of all or a portion of its ownership interest in BlackRock;

     .  PNC's ability to control the management and affairs of BlackRock;
        or

     .  other intercompany relationships.

      We may not be able to resolve any conflict of interest with PNC or, if a conflict of interest is resolved, we may not receive as favorable a resolution as we might have received if we were dealing with an unaffiliated third party.

Risk factors relating to our class A common stock

Disparate voting rights may decrease our stock price

      The holders of class A common stock and class B common stock have identical rights, except that:

     . holders of class A common stock will have one vote per share on all matters to be voted on by stockholders in general;

     . holders of class B common stock will have five votes per share on all matters to be voted on by stockholders in general; and

     . holders of class A common stock are not eligible to vote on matters relating exclusively to class B common stock, and vice versa.

      The difference in voting rights and our ability to issue additional class B common stock could depress the value of the class A common stock.

Shares available for future sale or distribution, when sold or distributed, may decrease our stock price

      Immediately after the offerings, we will have outstanding
shares of class A common stock and          shares of class B common stock.
Subject to the restrictions described under "Description of Capital Stock-- Common Stock--Stockholders Agreement," "Shares Eligible for Future Sale" and the lock-up agreements described under "Underwriting," PNC and our existing stockholders could from time to time and for any reason sell any or all of the shares of class B common stock owned by them.

      We cannot predict the effect, if any, that future sales or distributions of class B common stock by PNC and our existing stockholders will have on the market price of the class A common stock. Sales or distributions of substantial amounts of class A common stock or class B common stock, or the perception that such sales or distributions could occur, may cause the market price for the class A common stock to decline.

Anti-takeover provisions may render changes of control more difficult and may decrease our stock price

      For so long as PNC owns a majority of the voting power of our outstanding common stock, any merger or business combination involving BlackRock would require the prior approval of PNC. In the event that PNC were to control less than a majority of the voting power of our outstanding common stock, provisions in our corporate documents may have the effect of rendering more difficult or discouraging an acquisition of BlackRock or changes in control of BlackRock deemed undesirable by the board of directors. These obstacles to the acquisition of BlackRock by a third party could adversely affect the price of our common stock and include the fact that our certificate of incorporation and bylaws divide the board into three classes of directors, each of which serves staggered three-year terms. Because this makes it more difficult for stockholders to change the composition of the board, the classification of the board may discourage a third party from trying to gain control of BlackRock. This obstacle, and others discussed under "Description of Capital Stock," could depress the value of our common stock.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

      We make statements about our future results in this prospectus that may constitute "forward-looking statements." These statements are based on our current expectations and the current economic environment. We caution you that these statements are not guarantees of future performance. They involve a number of risks and uncertainties that are difficult to predict. Our actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors, including those described under "Risk Factors" and elsewhere in this prospectus, could cause our actual results to differ materially from those in the forward-looking statements.

                               ----------------

      This prospectus contains information you should consider when making your investment decision. You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where such offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate at the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               ----------------

                                USE OF PROCEEDS

      We estimate that the net proceeds to be received by BlackRock from these offerings, not including the proceeds received from the over-allotment options,
will be approximately $   million. We intend to use these net proceeds to repay
outstanding indebtedness under our $175 million revolving line of credit with PNC Bank. At June 30, 1999, the outstanding balance of this facility, including accrued interest, was $125 million. The remaining net proceeds will be used for working capital and other general corporate purposes. The revolving line of credit bears interest at PNC Bank's prime rate, which was 7.75% at June 30, 1999. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

      We intend to retain future earnings, if any, for the development of our business and therefore do not anticipate that our board of directors will declare or pay any dividends on the class A common stock and class B common stock in the foreseeable future. The declaration and payment of dividends by BlackRock are subject to the discretion of our board of directors. BlackRock is a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to provide cash to us. The board of directors will determine future dividend policy based on our results of operations, financial conditions, capital requirements and other circumstances. In addition, because we are a consolidated subsidiary of PNC Bank, federal banking restrictions on payments of dividends by PNC Bank may apply to us. See "Business--Regulation."

                                    DILUTION

      Our pro forma net tangible book value at June 30, 1999 was $72.494 million, or $1.13 per share of class A and class B common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, each on a pro forma basis to reflect the sale of the 9,000,000 shares of class A common stock offered by BlackRock in these offerings at an assumed public offering price of $15.50 per share. The pro forma net tangible book value per share was calculated without deduction of the estimated underwriting discount and estimated offering expenses, and without any provision for the application of the estimated net proceeds. Our pro forma net tangible book value at June 30, 1999 would have been $(67.006) million, or $(1.22) per share without giving effect to the offerings. These offerings will cause an immediate decrease in the pro forma net tangible book value of $14.37 per share to new investors in our class A common stock and an immediate increase in pro forma net tangible book value of $2.35 per share of our common stock held by our existing stockholders.

   Public offering price per share(1)..........................         $15.50
   Pro forma net tangible book value per share before these
    offerings.................................................. $(1.22)
   Increase per share attributable to new investors............   2.35
                                                                ------
   Pro forma net tangible book value per share after these
    offerings..................................................           1.13
                                                                        ------
   Dilution per share to new investors(2)(3)...................         $14.37
                                                                        ======

--------
(1) Assumed public offering price before deduction of underwriting discount and estimated expenses of these offerings to be paid by BlackRock.

(2) Dilution is determined by subtracting the pro forma net tangible book value per share of our common stock after these offerings from the assumed public offering price paid by purchasers in these offerings for a share of our class A common stock.

(3) Assumes no exercise of outstanding employee stock options. As of the date of this prospectus, there are options outstanding, all of which are
     unvested, to purchase         shares of class A common stock at the
     initial offering price. See "Executive Compensation." If any of these options are exercised, there will be further dilution to purchasers of class A common stock in these offerings.

      Assuming the underwriters' over-allotment options are exercised in full, the pro forma net tangible book value at June 30, 1999 would have been $93.419 million, or $1.43 per share of class A and class B common stock. The immediate increase in pro forma net tangible book value of shares owned by existing stockholders would be $2.65 per share, and the immediate dilution to purchasers of shares of class A common stock in these offerings would be $14.07 per share.

                                 CAPITALIZATION

      The following table sets forth the capitalization of BlackRock at June 30, 1999 on an actual basis and on an as-adjusted basis. The as-adjusted basis reflects the application of the estimated net proceeds from the offerings to repay outstanding amounts under our revolving credit line with PNC Bank from the sale by BlackRock of 9,000,000 shares of class A common stock offered hereby at an initial public offering price of $15.50 per share after deducting the underwriter's discount and estimated offering expenses, and assuming that the over-allotment options are not exercised. The remaining net proceeds will be used for working capital and other general corporate purposes. This table should be read in conjunction with the consolidated financial statements and related notes and other financial and operating data contained elsewhere in our prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 23 of this prospectus.

                                                              June 30, 1999
                                                            ------------------
                                                                         As
                                                             Actual   Adjusted
                                                            --------  --------
                                                            ($ in thousands)
Debt
  7.5% unsecured note due February 2000.................... $ 28,200  $ 28,200
  Revolving line of credit with PNC Bank...................  125,000       --
                                                            --------  --------
Total debt.................................................  153,200    28,200
Stockholders' equity
  Class A common stock, $0.01 par value per share;
   shares authorized; 9,000,000 shares issued and
   outstanding.............................................      --         90
  Class B common stock, $0.01 par value per share;
   shares authorized; 54,982,635 shares issued and
   outstanding.............................................      --        550
  Additional paid-in capital...............................   53,105   179,965
  Retained earnings........................................   79,272    79,272
  Unrealized gain (loss) on investments, net...............      (99)      (99)
  Treasury stock, at cost, 56,900 shares...................     (200)     (200)
                                                            --------  --------
Total stockholders' equity.................................  132,078   259,578
                                                            --------  --------
Total capitalization....................................... $285,278  $287,778
                                                            ========  ========

                            SELECTED FINANCIAL DATA

      The consolidated financial statements of BlackRock reflect the "carved out" historical operating results of the asset management businesses of PNC which were consolidated under BlackRock in 1998 as if the combined operations had been a separate entity prior to the formation of BlackRock. The selected financial data presented below has been derived in part from, and should be read in conjunction with, the consolidated financial statements of BlackRock and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated financial data includes the results of operations of BFM since its acquisition by PNC on February 28, 1995. Had BFM's results of operations been included for the year ended December 31, 1994 and the two months ended February 28, 1995, revenues would have increased by $55.1 million and $12.1 million, respectively. BFM's income before income taxes for these periods would not be comparable to post acquisition results due to the financing costs and goodwill amortization expense arising out of the acquisition and which have only been incurred in periods since the acquisition.

      The balance sheet data at June 30, 1998 and 1999, and the income statement data for the six month periods then ended, have been derived from BlackRock's unaudited financial statements which, in the opinion of BlackRock, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations of BlackRock for those periods. The income statement data for interim periods is not necessarily indicative of results for subsequent periods or a full year.

                                                                                          Six Months
                                                  Year Ended December 31,               Ended June 30,
                                        ----------------------------------------------  ----------------
                                         1994     1995      1996      1997      1998     1998     1999
                                        ------- --------  --------  --------  --------  -------  -------
                                          (unaudited)                                     (unaudited)
                                                  ($ in thousands, except per share data)
Income statement data
Revenue
Investment advisory and administration
 fees:
  Mutual funds......................... $26,995 $ 61,877  $ 87,189  $117,977  $162,487  $67,403  $99,637
  Separate accounts....................   7,638   24,458    43,069    62,985   101,352   42,376   71,569
  BlackRock Asset Investors (BAI) (1)..      --    5,933     6,061    13,867    61,199   15,761   (2,054)
                                        ------- --------  --------  --------  --------  -------  -------
Total advisory and administration
 fees..................................  34,633   92,268   136,319   194,829   325,038  125,540  169,152
Other income...........................   1,411    5,814    10,159    10,644    14,444    5,713   10,941
                                        ------- --------  --------  --------  --------  -------  -------
Total revenue..........................  36,044   98,082   146,478   205,473   339,482  131,253  180,093
Operating expenses
  Employee compensation and benefits...   7,073   33,698    53,703    73,217   109,741   50,845   65,964
  BAI incentive compensation (1).......      --    3,070     3,525     9,688    44,806   10,332   (1,494)
  Fund administration and servicing
   costs--affiliates...................  10,475   12,412    19,611    27,278    52,972   15,656   36,334
  General and administration...........  10,510   17,719    24,500    29,764    38,696   16,634   23,836
  Amortization of goodwill.............      --    8,002     9,603     9,653     9,653    4,826    4,826
  Mutual fund offering costs...........      --       --        --        --     4,252       --       --
                                        ------- --------  --------  --------  --------  -------  -------
Total operating expenses...............  28,058   74,901   110,942   149,600   260,120   98,293  129,466
                                        ------- --------  --------  --------  --------  -------  -------

Operating income.......................   7,986   23,181    35,536    55,873    79,362   32,960   50,627
Non-operating income (expense)
  Interest and dividend income.........     331      943     1,877     3,117     1,995    1,066    1,293
  Interest expense.....................      --  (14,253)  (19,975)  (20,249)  (13,347)  (7,582)  (7,121)
                                        ------- --------  --------  --------  --------  -------  -------
                                            331  (13,310)  (18,098)  (17,132)  (11,352)  (6,516)  (5,828)
                                        ------- --------  --------  --------  --------  -------  -------
Income before income taxes.............   8,317    9,871    17,438    38,741    68,010   26,444   44,799
  Income taxes.........................   2,753    4,785     8,475    16,655    32,395   12,596   18,813
                                        ------- --------  --------  --------  --------  -------  -------
Net income............................. $ 5,564 $  5,086  $  8,963  $ 22,086  $ 35,615  $13,848  $25,986
                                        ======= ========  ========  ========  ========  =======  =======

                                                                   Six months
                                                       Year ended     ended
                                                        Dec. 31,    June 30,
                                                          1998        1999
                                                       ----------- -----------
Unaudited pro forma data
Historical income before income taxes................. $    68,010 $    44,799
Pro forma interest adjustment for debt repayment......       9,658       5,000
Pro forma income taxes................................      37,514      21,231
                                                       ----------- -----------
Pro forma net income.................................. $    40,154 $    28,568
                                                       =========== ===========
Unaudited pro forma net income per share (2)
  Basic...............................................         .75         .52
  Diluted.............................................         .75         .52
Unaudited pro forma weighted average shares
 outstanding
  Basic...............................................  53,507,051  54,807,482
  Diluted.............................................  53,682,203  54,982,635

                                        At December 31,                  At June 30,
                          ------------------------------------------- -----------------
                           1994     1995     1996     1997     1998     1998     1999
                          ------- -------- -------- -------- -------- -------- --------
                            (unaudited)                                  (unaudited)
                                                ($ in thousands)
Balance sheet data
Goodwill................  $    -- $232,100 $223,216 $213,563 $203,910 $208,737 $199,084
Total assets............   15,039  293,270  332,719  335,507  440,784  314,947  403,252
Long-term debt..........       --  149,754  234,255  206,432  178,200  146,761  125,000
Total liabilities.......    3,904  270,481  300,047  290,544  334,593  232,516  271,174
Stockholders' equity....   11,135   22,789   32,672   44,963  106,191   82,431  132,078

                                        At December 31,                  At June 30,
                          ------------------------------------------- -----------------
                           1994     1995     1996     1997     1998     1998     1999
                          ------- -------- -------- -------- -------- -------- --------
                                                   (unaudited)
                                                 ($ in millions)
Other financial data (3)
Assets under management
Separate accounts:
  Fixed income*.........  $13,848 $ 23,345 $ 28,958 $ 39,261 $ 52,869 $ 46,664 $ 68,286
  Liquidity.............    3,269    5,556    7,430   10,019   13,826   12,738   12,362
  Equity................      540      700    1,204    1,763    2,417    2,095    2,353
                          ------- -------- -------- -------- -------- -------- --------
  Subtotal..............   17,657   29,601   37,592   51,043   69,112   61,497   83,001
Mutual funds:
  Fixed income..........   10,021   11,969   12,546   13,714   13,888   14,172   13,617
  Liquidity.............   20,398   21,183   23,933   29,827   35,555   28,958   31,921
  Equity................    4,615    6,306    8,643   10,829   12,087   12,055   13,262
                          ------- -------- -------- -------- -------- -------- --------
  Subtotal..............   35,034   39,458   45,122   54,370   61,530   55,185   58,800
                          ------- -------- -------- -------- -------- -------- --------
Total...................  $52,691 $ 69,059 $ 82,714 $105,413 $130,642 $116,682 $141,801
                          ======= ======== ======== ======== ======== ======== ========
                                                                       For Six Months
                                For the Year Ended December 31,        Ended June 30,
                          ------------------------------------------- -----------------
                           1994     1995     1996     1997     1998     1998     1999
                          ------- -------- -------- -------- -------- -------- --------
                                                   (unaudited)
                                                ($ in thousands)
EBITDA
Net income..............  $ 5,564 $  5,086 $  8,963 $ 22,086 $ 35,615 $ 13,848 $ 25,986
Depreciation expense....      292    1,531    2,097    2,498    3,199    1,391    4,629
Amortization of
 goodwill...............       --    8,002    9,603    9,653    9,653    4,826    4,826
                          ------- -------- -------- -------- -------- -------- --------
EBITDA as adjusted (4)..  $ 5,856 $ 14,619 $ 20,663 $ 34,237 $ 48,467 $ 20,065 $ 35,441
                          ======= ======== ======== ======== ======== ======== ========
Interest expense........       --   14,253   19,975   20,249   13,347    7,582    7,121
Income taxes............    2,753    4,785    8,475   16,655   32,395   12,596   18,813
                          ------- -------- -------- -------- -------- -------- --------
EBITDA (5)..............  $ 8,609 $ 33,657 $ 49,113 $ 71,141 $ 94,209 $ 40,243 $ 61,375
                          ======= ======== ======== ======== ======== ======== ========

--------
  * including alternative investment products.

(1) Pursuant to a plan of liquidation to be completed by the fourth quarter of 1999, the assets of BAI are being sold and its business operations terminated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

                                              (footnotes continued on next page)

(footnotes continued from previous page)

(2) The unaudited pro forma data and the pro forma net income per share give effect to an estimated reclassification to be completed upon consummation of the offerings of each share of our common stock into 275 shares of our class B common stock and to the offerings, including the repayment of debt and decrease in interest expense and the increase in income tax expense, as if the reclassification and the offerings had been effected as of January 1, 1998. The unaudited pro forma data and the pro forma net income per share do not purport to represent the results of operations or the financial position of BlackRock which actually would have occurred had the offerings been consummated on January 1, 1998, or project the results of operations or the financial position of BlackRock for any future date or period.

(3) For comparative purposes, "assets under management" at December 31, 1994 includes BFM.

(4) "EBITDA, as adjusted" represents earnings after interest expense and income taxes but before depreciation and amortization and extraordinary items. We believe that this measure may be useful to investors as another indicator of funds available to us which may be used to repay debt obligations or make new investments. EBITDA, as adjusted, as calculated by us may not be consistent with the computation of EBITDA, as adjusted, by other companies. EBITDA, as adjusted, is not a measure of financial performance under generally accepted accounting principles and you should not consider it as an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

(5) "EBITDA" represents earnings before interest expense, income taxes, depreciation, amortization and extraordinary items. We believe EBITDA may be useful to investors as an indicator of our ability to service debt and to meet working capital requirements. EBITDA, as calculated by us, may not be consistent with computations of EBITDA by other companies. EBITDA is not a measure of financial performance under generally accepted accounting principles and you should not consider it an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. EBITDA has increased every year since 1994, primarily due to new business growth which resulted in annual increases to operating income.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      BlackRock was formed in 1998 as a result of PNC's decision to substantially consolidate its asset management businesses under the BlackRock brand name and management team. Prior to this consolidation, PNC provided the fixed income, liquidity and equity advisory services now under BlackRock through various legal entities utilizing separate brand names. Through PNC Bank and other PNC affiliates, PNC continues to provide asset management services as part of its personal trust activities and otherwise to individual and institutional clients.

      The consolidated financial statements of BlackRock reflect the "carved out" historical operating results of the asset management businesses of PNC which were consolidated under BlackRock in 1998 as if the combined operations had been a separate entity prior to the formation of BlackRock.

General

      BlackRock derives a substantial portion of its revenues from investment advisory and administration fees, which are recognized as the services are performed. Such fees are primarily based on predetermined percentages of the market value of assets under management and are affected by changes in assets under management, including market appreciation or depreciation and net subscriptions or redemptions. Net subscriptions or redemptions represent the sum of new client assets, additional fundings from existing clients, withdrawals of assets from and termination of client accounts and purchases and redemptions of mutual fund shares.

      The following table presents the component changes in BlackRock's assets under management for the years ended December 31, 1996, 1997 and 1998, and for the six months ended June 30, 1999. The $3.8 billion in net mutual fund redemptions for the six months ended June 30, 1999 was almost entirely due to $3.7 billion in net redemptions in our institutional money market fund family, Provident Institutional Funds. These funds experience high levels of subscriptions and redemptions on a daily basis which can result in volatile period-to-period changes in assets under management.

                                                                       For the
                                                                      Six Months
                                            For the Year Ended        ended June
                                               December 31,              30,
                                         ---------------------------  ----------
                                          1996      1997      1998       1999
                                         -------  --------  --------  ----------
                                                   ($ in millions)
Separate Accounts
 Beginning assets under management.....  $29,601  $ 37,592  $ 51,043   $ 69,112
 Net subscriptions.....................    6,616    11,301    15,166     15,505
 Market appreciation (depreciation)....    1,375     2,150     2,903     (1,616)
                                         -------  --------  --------   --------
 Ending assets under management........   37,592    51,043    69,112     83,001

Mutual Funds
 Beginning assets under management.....   39,458    45,122    54,370     61,530
 Net subscriptions (redemptions).......    4,551     7,221     5,674     (3,844)
 Market appreciation...................    1,113     2,027     1,486      1,114
                                         -------  --------  --------   --------
 Ending assets under management........   45,122    54,370    61,530     58,800
                                         -------  --------  --------   --------
Total Assets Under Management ("AUM")..   82,714   105,413   130,642    141,801
                                         =======  ========  ========   ========
 Net subscriptions.....................  $11,167  $ 18,522  $ 20,840   $ 11,661
 % of Change in AUM from net
  subscriptions........................     81.8%     81.6%     82.6%     104.5%

      Investment advisory agreements for certain separate accounts and BlackRock's alternative products provide for performance fees in addition to fees based on assets under management. Performance fees are earned when investment performance exceeds a contractual threshold and, accordingly, may increase the volatility of BlackRock's revenues and earnings. Other income primarily reflects fees earned on risk management advisory engagements. See "Business--Risk Management Products."

      BAI, one of our alternative investment products, was created in 1994 in response to the opportunity we perceived in commercial real estate debt arising from the dislocation of traditional lenders that had occurred and the resulting lack of capital in the sector. We believed that BAI would capture equity-like returns as an early market participant able to invest in these types of assets. As the commercial real estate markets recovered and capital market participation in commercial mortgage securities expanded, further opportunities to generate equity-like returns diminished. As a result, BAI's Board of Trustees and shareholders decided to adopt management's recommendation to liquidate the fund. For the years ended December 31, 1996, 1997 and 1998, BAI generated operating income (advisory and performance fees, net of expenses) of $2.5 million, $4.2 million and $16.4 million, respectively. As a result of the liquidation, which involved the sale of BAI's assets, BlackRock has realized an operating loss of $0.6 million for the six months ended June 30, 1999. We do not believe that the liquidation of the remaining assets and distributions to shareholders will have a material impact on future operations. We expect the liquidation of BAI will be completed by the fourth quarter of 1999.

      Operating expenses primarily consist of employee compensation and benefit expense, BAI incentive compensation expense, fund administration and servicing expense, general and administrative expense and goodwill amortization. Employee compensation and benefit expense reflects salaries, deferred and incentive compensation, and related benefit costs. BAI incentive compensation expense reflects compensation payable in accordance with various agreements to investment advisory and other employees of BlackRock. Fund administration and servicing expenses reflect payments made to PNC affiliated entities (see "Certain Relationships and Related Transactions" and Note 7 of "Notes to BlackRock's Consolidated Financial Statements") associated with the administration and servicing of BlackRock's mutual funds. Goodwill at December 31, 1998 was $203.9 million with annual amortization expense of approximately $9.7 million. Substantially all of the goodwill resulted from PNC's acquisition of BFM on February 28, 1995.

Operating Results for Six Months Ended June 30, 1999 as Compared to Six Months Ended June 30, 1998

Assets Under Management

      Assets under management rose $25.1 billion, or 21.5%, to $141.8 billion at June 30, 1999, as compared to $116.7 billion at June 30, 1998. The increase was largely driven by a 35.0% growth in separate account assets, primarily reflecting new fixed income advisory business. Net subscriptions totaled $24.4 billion, or 97.2% of the $25.1 billion increase in assets under management, with the remaining $0.7 billion (2.8%) reflecting market appreciation.

                                                For the Six
                                             Months Ended June
                                                    30,        Period-to-Period
                                             ----------------- ------------------
                                               1998     1999   $ Change  % Change
                                             -------- -------- --------  --------
                                              ($ in millions)  ($ in millions)
   Separate Accounts
     Fixed income*.......................... $ 46,664 $ 68,286 $21,622     46.3%
     Liquidity..............................   12,738   12,362    (376)    (3.0)%
     Equity.................................    2,095    2,353     258     12.3%
                                             -------- -------- -------
     Subtotal...............................   61,497   83,001  21,504     35.0%
                                             -------- -------- -------
   Mutual Funds
     Fixed income...........................   14,172   13,617    (555)    (3.9)%
     Liquidity..............................   28,958   31,921   2,963     10.2%
     Equity.................................   12,055   13,262   1,207     10.0%
                                             -------- -------- -------
     Subtotal...............................   55,185   58,800   3,615      6.6%
                                             -------- -------- -------
   Total.................................... $116,682 $141,801 $25,119     21.5%
                                             ======== ======== =======

--------
*  including alternative investment products.

Revenues

      Investment advisory and administration fees increased $43.6 million, from $125.5 million for the six months ended June 30, 1998 to $169.1 million for the six months ended June 30, 1999. The growth in investment advisory and administration fees was due to increases in assets under management for separate accounts and mutual funds and was partially offset by reductions in BAI-related performance fees as a result of the planned liquidation of the fund by the fourth quarter of 1999.

                                            For the Six
                                         Months Ended June
                                                30,         Period-to-Period
                                         -----------------  ------------------
                                           1998     1999    $ Change  % Change
                                         -------- --------  --------  --------
                                         ($ in thousands)   ($ in thousands)
   Investment advisory and
    administration fees:
     Mutual funds......................  $ 67,403 $ 99,637  $32,234      47.8%
     Separate accounts.................    42,376   71,569   29,193      68.9%
     BAI...............................    15,761   (2,054) (17,815)   (113.0)%
                                         -------- --------  -------
   Total investment advisory and
    administration fees................   125,540  169,152   43,612      34.7%
   Other income........................     5,713   10,941    5,228      91.5%
                                         -------- --------  -------
     Total revenue.....................  $131,253 $180,093  $48,840      37.2%
                                         ======== ========  =======

      Mutual fund advisory and administration fees increased $32.2 million for the six months ended June 30, 1999 due to a $3.6 billion increase in mutual fund assets under management and the May 1998 conversion of $8.2 billion of PNC common trust funds into the BlackRock Funds, which earn higher advisory fees.
Separate account advisory fees rose $29.2 million largely as a result of a $21.5 billion increase in separate account assets under management as well as increased performance fees earned on BlackRock's domestic and off-shore fixed income hedge funds. BAI advisory fees decreased $17.8 million due to the discontinuance of any further business activity other than asset sales associated with the fund's liquidation. Other income increased $5.2 million primarily from new risk management advisory engagements and includes a $1.0 million increase for additional services provided to PNC. See "Certain
Relationships and Related Transactions--Transactions with PNC and Its
Subsidiaries."

Expenses

      Operating expenses increased by $31.2 million, from $98.3 million for the six months ended June 30, 1998 to $129.5 million for the six months ended June
30, 1999. The change was primarily the result of increases in employee compensation and benefits, fund administration and servicing costs-affiliates due to higher levels of PNC client assets under management in the BlackRock
Funds and general and administration expenses. The increases were partially offset by lower incentive compensation in 1999 related to the liquidation of BAI.

                                            For the Six
                                         Months Ended June
                                                30,         Period-to-Period
                                         -----------------  ------------------
                                           1998     1999    $ Change  % Change
                                         -------- --------  --------  --------
                                         ($ in thousands)   ($ in thousands)
   Employee compensation and benefits..  $ 50,845 $ 65,964  $15,119      29.7%
   BAI incentive compensation..........    10,332   (1,494) (11,826)   (114.5)%
   Fund administration and servicing
    costs-affiliates...................    15,656   36,334   20,678     132.1%
   Amortization of goodwill............     4,826    4,826       --       0.0%
   General and administration..........    16,634   23,836    7,202      43.3%
                                         -------- --------  -------
     Total Operating Expenses..........  $ 98,293 $129,466  $31,173      31.7%
                                         ======== ========  =======

      Employee compensation and benefits rose $15.1 million due to additional expenses of $3.7 million related to salary and benefits and $11.4 million for incentive compensation based primarily on operating profit growth. Salary and benefit cost increases were the result of a 20.7% increase in full-time employees to support business growth and enhancements to the company's 401(k) plan which were partially offset by the adoption of SOP 98-1 (Accounting for the Cost of Computer Software Developed or Obtained for Internal Use). BAI incentive compensation decreased by $11.8 million due to the discontinuance of any further business activity other than asset sales associated with the fund's liquidation. Fund administration and servicing costs-affiliates increased $20.7 million primarily due to the May 1998 conversion of $8.2 billion of PNC common trust funds into the BlackRock Funds, on which BlackRock pays higher service fees. General and administration expenses increased $7.2 million primarily attributable to additional expenditures of $1.6 million related to occupancy and office services, $1.9 million related to marketing and promotional costs and $2.1 million related to systems and communications. These increases resulted from the substantial business growth experienced during the period as well as management's decision to adjust the depreciable life on equipment from five years to three years, which increased depreciation expense by $1.6 million.

Operating Income and Net Income

      Operating income was $50.6 million for the six months ended June 30, 1999, representing a $17.7 million or 53.6% increase from the same period in 1998. Net interest expense decreased $0.7 million or 10.6% to $5.8 million for the six months ended June 30, 1999 as compared to $6.5 million for the six months ended June 30, 1998, due to the repayment of debt. Income tax expense was $18.8 million and $12.6 million for the six months ended June 30, 1999 and 1998, respectively, representing effective tax rates of 42.0% and 47.6%. The difference in the effective tax rates resulted from various permanent differences and variations caused by state and local income tax accruals pursuant to the PNC tax sharing policy which BlackRock is subject to prior to the Tax Disaffiliation Agreement taking effect. Net income totaled $26.0 million for the six months ended June 30, 1999 as compared to $13.8 million for the six months ended June 30, 1998, an increase of 87.7%.

Operating Results for 1998 as Compared to 1997

Assets Under Management

      Assets under management rose $25.2 billion in 1998, propelled by a 35.4% growth in separate account assets, primarily reflecting new fixed income advisory business. Net subscriptions totaled $20.8 billion, or 83% of the $25.2 billion increase in assets under management, with the remaining $4.4 billion (17%) reflecting market appreciation.

                                              At December 31,    Year-to-Year
                                             ----------------- -----------------
                                               1997     1998   $ Change % Change
                                             -------- -------- -------- --------
                                              ($ in millions)  ($ in millions)
   Separate Accounts
     Fixed income*.......................... $ 39,261 $ 52,869 $13,608    34.7%
     Liquidity..............................   10,019   13,826   3,807    38.0%
     Equity.................................    1,763    2,417     654    37.1%
                                             -------- -------- -------
     Subtotal...............................   51,043   69,112  18,069    35.4%
                                             -------- -------- -------
   Mutual Funds
     Fixed income...........................   13,714   13,888     174     1.3%
     Liquidity..............................   29,827   35,555   5,728    19.2%
     Equity.................................   10,829   12,087   1,258    11.6%
                                             -------- -------- -------
     Subtotal...............................   54,370   61,530   7,160    13.2%
                                             -------- -------- -------
   Total.................................... $105,413 $130,642 $25,229    23.9%
                                             ======== ======== =======

--------
*  including alternative investment products.

Revenues

      Investment advisory and administration fees increased $130.2 million, from $194.8 million in 1997 to $325.0 million in 1998. The growth in investment advisory and administration fees for 1998 was due to increases in assets under management for separate accounts and mutual funds as well as an increase in BAI- related performance fees.

                              Year Ended December 31,       Year-to-Year
                              ----------------------- -------------------------
                                 1997        1998         $ Change     % Change
                              ----------- ----------- ---------------- --------
                                 ($ in thousands)     ($ in thousands)
   Investment advisory and
    administration fees:
    Mutual funds............  $   117,977 $   162,487     $ 44,510       37.7%
    Separate accounts.......       62,985     101,352       38,367       60.9%
    BAI.....................       13,867      61,199       47,332      341.3%
                              ----------- -----------     --------
   Total investment advisory
    and administration
    fees....................      194,829     325,038      130,209       66.8%
   Other income.............       10,644      14,444        3,800       35.7%
                              ----------- -----------     --------
    Total revenue...........  $   205,473 $   339,482     $134,009       65.2%
                              =========== ===========     ========

      Mutual funds advisory and administration fees increased $44.5 million due to a $7.2 billion increase in mutual fund assets under management and the May 1998 conversion of $8.2 billion of PNC common trust funds into the BlackRock Funds which earn higher advisory fees. Separate account advisory fees rose $38.4 million largely as a result of an $18.1 billion increase in separate account assets under management as well as increased performance fees earned on BlackRock's domestic and off-shore fixed income hedge funds. BAI advisory fees increased $47.3 million primarily due to increased performance fees based on the market value of fund assets to be liquidated and projected fund returns. Other income increased $3.8 million primarily from new risk management advisory engagements.

Expenses

      Operating expenses increased by $110.5 million, from $149.6 million in 1997 to $260.1 million in 1998. The change was primarily the result of increases in employee compensation and benefits, incentive compensation related to the liquidation of BAI, and fund administration and servicing costs due to higher levels of PNC client assets under management in the BlackRock Funds.

                              Year Ended December 31,       Year-to-Year
                              ----------------------- -------------------------
                                 1997        1998         $ Change     % Change
                              ----------- ----------- ---------------- --------
                                 ($ in thousands)     ($ in thousands)
Employee compensation and
 benefits...................  $    73,217 $   109,741     $ 36,524       49.9%
BAI incentive compensation..        9,688      44,806       35,118      362.5%
Fund administration and
 servicing costs-
 affiliates.................       27,278      52,972       25,694       94.2%
Amortization of goodwill....        9,653       9,653          --         0.0%
General and administration..       29,764      38,696        8,932       30.0%
Mutual fund offering costs..          --        4,252        4,252          NA
                              ----------- -----------     --------
Total operating expenses....  $   149,600 $   260,120     $110,520       73.9%
                              =========== ===========     ========

      Employee compensation and benefits rose $36.5 million due to additional expenses of $16.1 million related to salary and benefits, $16.0 million for incentive compensation based primarily on operating profit growth and $4.4 million associated with the establishment of a deferred compensation program to retain key executives and employees. Salary and benefit cost increases largely resulted from a 25% rise in full time employees to support business growth and enhance infrastructure. BAI incentive compensation increased $35.1 million based on the substantial increase in BAI performance fee revenues. Fund administration and servicing costs-affiliates increased $25.7 million primarily due to the May 1998 conversion of $8.2 billion of PNC common trust funds into the BlackRock Funds on which BlackRock pays higher service fees. General and administration expenses increased $8.9 million, primarily attributable to additional expenditures of $1.8 million related to occupancy and office services, $1.8 million related to marketing and promotion and $1.3 million related to systems and communications. These increases resulted from the substantial business growth experienced in 1998 as well as from BlackRock's formation, which required significant staff increases and included sizable new investments in technology and leased premises as compared to the prior year. BlackRock also launched a new high yield mutual fund in December 1998, which resulted in the immediate recognition of $4.3 million of expense for broker-related sales commissions.

Operating Income and Net Income

      Operating income was $79.4 million for 1998, representing a $23.5 million or 42.0% increase from the prior year. Net interest expense decreased to $11.4 million for 1998 as compared to $17.1 million for 1997, a 33.7% decrease due to the continuing reduction of debt. Income tax expense was $32.4 million and $16.7 million for 1998 and 1997, respectively, representing effective tax rates of 47.6% and 43.0%. The increase in the effective tax rate from the prior year is attributable to increased state and local taxes. Net income totaled $35.6 million for 1998 as compared to $22.1 million for 1997, an increase of 61.3%.

Operating Results for 1997 as Compared to 1996

Assets Under Management

      Total assets under management increased by 27.4% in 1997, reflecting strong growth in both separate account and mutual fund assets under management. Separate account assets under management rose $13.5 billion due to continued strong growth in new fixed income clients while mutual fund assets under management increased $9.2 billion, primarily due to $7.2 billion in net subscriptions.

                                       At December 31,        Year-to-Year
                                       ---------------- ------------------------
                                        1996     1997      $ Change     % Change
                                       ------- -------- --------------- --------
                                       ($ in millions)  ($ in millions)
   Separate Accounts
     Fixed income*.................... $28,958 $ 39,261     $10,303       35.6%
     Liquidity........................   7,430   10,019       2,589       34.8%
     Equity...........................   1,204    1,763         559       46.4%
                                       ------- --------     -------
     Subtotal.........................  37,592   51,043      13,451       35.8%
                                       ------- --------     -------
   Mutual Funds
     Fixed income.....................  12,546   13,714       1,168        9.3%
     Liquidity........................  23,933   29,827       5,894       24.6%
     Equity...........................   8,643   10,829       2,186       25.3%
                                       ------- --------     -------
     Subtotal.........................  45,122   54,370       9,248       20.5%
                                       ------- --------     -------
   Total.............................. $82,714 $105,413     $22,699       27.4%
                                       ======= ========     =======

--------
*  including alternative investment products.

Revenues

      Investment advisory and administration fees totaled $194.8 million in 1997, which represented a $58.5 million or 42.9% increase from 1996. The increase in investment advisory and administration fees was primarily attributable to a $22.7 billion rise in mutual fund and separate account assets under management.

Mutual fund advisory and administration fees for 1997 of $118.0 million increased $30.8 million from 1996 or 35.3% as mutual fund assets under management increased $9.2 billion or 20.5%. Separate account advisory fees were $63.0 million in 1997, an increase of $19.9 million or 46.2% reflecting a $13.5 billion or 35.8% increase in separate account assets under management. BAI advisory fees increased $7.8 million to $13.9 million in 1997, primarily as a result of higher performance fees. Other income increased by $0.5 million to $10.6 million in 1997.

Expenses

      Operating expenses increased $38.7 million or 34.8% from $110.9 million in 1996 to $149.6 million in 1997. The increase was primarily due to significant business growth, which resulted in higher employee compensation and benefit costs and increased marketing expenses.

      Employee compensation and benefits of $73.2 million were up $19.5 million or 36.3% compared with 1996. The increase was attributable to additional expenses of $8.0 million related to salary and benefits and $11.5 million for incentive compensation based on operating profit growth. Salary and benefit cost increases were largely due to higher staffing levels to support new business growth together with normal merit pay raises and escalations in benefit costs. BAI incentive compensation of $9.7 million was up $6.2 million from the prior year. The rise was largely attributable to the rise in earned performance fees. Fund administration and servicing costs were $27.3 million in 1997, an increase of $7.7 million or 39.1% from the prior year. The increase was attributable to increases in PNC private banking client assets in the BlackRock Funds as well as higher assets under management in the Provident Institutional Funds on which BlackRock pays administration fees to a PNC mutual fund processing subsidiary. General and administration expenses were $29.8 million in 1997, a $5.3 million or 21.5% increase over 1996. The increase was primarily attributable to a $4.1 million rise in marketing and promotional costs associated with increased mutual fund and institutional separate account sales.

Operating Income and Net Income

      Operating income was $55.9 million for 1997, representing a $20.3 million increase or 57.2% from the prior year. Net interest expense declined to $17.1 million in 1997 from $18.1 million in 1996. Income tax expense was $16.7 million and $8.5 million for 1997 and 1996, respectively, representing effective tax rates of 43.0% and 48.6%. Net income totaled $22.1 million for 1997 as compared to $9.0 million for 1996, an increase of 146.4%.

Liquidity and Capital Resources

      BlackRock's business is not capital intensive. BlackRock has historically met its working capital requirements through cash generated by its operating activities and borrowings with PNC Bank under a $175 million revolving credit facility. Cash provided by operating activities totaled $17.9 million, $47.2 million and $53.7 million for the years ended December 31, 1996, 1997 and 1998 respectively, and $15.6 million for the first six months of 1999. BlackRock expects that such cash flows will continue to serve as the principal source of working capital for the near future.

      Net cash flow used in investing activities was $3.7 million, $3.0 million and $5.0 million for the years ended December 31, 1996, 1997 and 1998 respectively, and $9.0 million for the first six months of 1999. Capital expenditures for computer hardware, furniture and equipment and leasehold improvements were $4.2 million, $2.2 million and $8.4 million for the years ended December 31, 1996, 1997 and 1998 respectively, and $9.1 million for the first six months of 1999.

      Total capital at December 31, 1998, was $303.2 million and was comprised of $106.2 million of stockholders' equity and $197.0 million of debt. Debt at December 31, 1998 included $150.0 million outstanding on a $175.0 million revolving credit facility with PNC Bank due December 31, 2002, and a $47.0 million unsecured note due through February 28, 2000 with B.P. Partners, L.P., an entity comprised of former partners of BFM who received deferred notes as part of the purchase price for BFM. The $197.0 million in outstanding debt as of December 31, 1998 represents amounts remaining from PNC's $240.0 million acquisition of BFM on February 28, 1995, which was recorded on BFM's books. The revolving credit facility with PNC Bank, dated February 28, 1996, as amended, bears interest at PNC Bank's "prime rate" and is not terminable by the bank except in the event of a default. The unsecured note bears interest at a fixed rate of 7.5% and is unconditionally guaranteed by PNC. BlackRock repaid $18.8 million on February 28, 1999, and $28.2 million is due on February 28, 2000. Total capital at June 30, 1999 was $285.3 million and was comprised of $132.1 million of stockholders' equity and $153.2 million of debt. Debt at June 30, 1999 included $125.0 million outstanding on the $175.0 million revolving credit facility with PNC Bank due December 31, 2002, and $28.2 million on the unsecured note due February 28, 2000 with B. P. Partners, L.P.

      BlackRock intends that the net proceeds from the offerings will be used to repay a portion of the outstanding indebtedness under our $175 million revolving credit facility with PNC Bank.

      Net cash flow used in financing activities was $4.4 million and $40.4 million for 1998 and 1997, respectively, and $43.8 million for the six months ended June 30, 1999, while such activities provided approximately $20.8 million of cash flow in 1996. During 1998, BlackRock received $34.2 million in net proceeds from the sale of restricted stock to employees. On the March 31, 1998 formation date, $12.3 million in dividends were paid to PNC in order to establish an appropriate exchange ratio for PNC and employee ownership interests based on the fair market value of the combined businesses. Debt payments totaled $28.2 million and $30.6 million for 1998 and 1997, respectively, and $43.8 million for the six months ended June 30, 1999, with outstanding debt increasing in 1996 by approximately $19.9 million.

Recent Accounting Developments

      In 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 ("Accounting for Derivative Instruments and Hedging Activities"). SFAS No. 133 establishes standards for recognizing and establishing fair value for derivative financial instruments. SFAS No. 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," is required to be adopted for fiscal years beginning after June 15, 2000. BlackRock does not expect implementation to have any significant effect on BlackRock's reported financial position or results of operations.

Seasonality

      BlackRock does not believe its operations are subject to significant seasonal fluctuations.

Interest Rates

      The value of assets under management is affected by changes in interest rates. Since BlackRock derives the majority of its revenues from investment advisory fees based on assets under management, BlackRock's revenues may be adversely affected by changing interest rates. In a period of rapidly rising interest rates, BlackRock's assets under management would likely be negatively affected by reduced asset values and increased redemptions. See "Risk Factors-- Risk factors affecting our business--Decline in the securities markets could lead to a decline in our revenues."

Inflation

      The majority of BlackRock's revenues are based on the value of assets under management. There is no predictable relationship between the rate of inflation and the value of assets under management by BlackRock, except as inflation may affect interest rates. BlackRock does not believe inflation will significantly affect its compensation costs as they are substantially variable in nature. However, the rate of inflation may affect BlackRock expenses such as information technology and occupancy costs. To the extent inflation results in rising interest rates and has other effects upon the securities markets, it may adversely affect BlackRock's results of operations by reducing BlackRock's assets under management, revenues or otherwise. See "Risk Factors--Risk factors affecting our business--Decline in the securities markets could lead to a decline in our revenues."

Year 2000 Readiness

      BlackRock has been working since 1997 to prepare its computer systems to meet the Year 2000 challenge. This process involves reviewing, modifying and replacing existing software, hardware and other equipment, as necessary, and communicating with counterparties, external service providers and customers regarding their responses to Year 2000 issues.

      As of December 31, 1998, substantially all of BlackRock's internally developed software had been tested and remediated where necessary. We had substantially completed an organization-wide assessment of Year 2000 issues relating to our critical system equipment as well as an assessment of the Year 2000 preparedness of our identified critical service providers.

      The Year 2000 issue may have an adverse impact on the operations and financial condition of the issuers of the securities in which the firm invests. Before purchasing securities, BlackRock considers the Year 2000 readiness of issuers. The depth of the review depends on the issuers' industry. BlackRock will continue to review and assess the Year 2000 preparedness of issuers throughout 1999.

      During the third quarter of 1999, BlackRock plans to conduct tests of its networking and telecommunications systems in an attempt to verify vendor representations of Year 2000 readiness. We currently estimate that the total cost of implementing our Year 2000 programs will not have a material impact on our results of operations, liquidity or capital resources. No significant expenditures have been made to replace existing systems solely for Year 2000 readiness reasons. The costs and timetable in which BlackRock plans to complete its Year 2000 readiness activities are based on management's best estimates, which were derived using numerous assumptions of future events including the continued availability of certain resources, third party preparedness and other factors. We have incurred approximately $800,000 in Year 2000 readiness expenses through June 30, 1999 and we expect to spend an additional $200,000 to fully implement our program. BlackRock can make no guarantee that these estimates will prove correct, and actual results could differ from such plans.

      BlackRock has reviewed and strengthened its business continuity plans to address Year 2000 implications. We have written business continuity plans in place for each of our four offices, including recovery strategies for data, communications and personnel, designed to achieve the goal of resuming critical business functions at an alternate site within 24 hours of an emergency. We update and test these plans at least once a year to reflect changes in our business and our systems. We also have written contingency plans for all of our critical business systems at each office site which outline alternative business procedures in the event of minor disruptions.

      We are working with our critical service providers to provide alternate service to our disaster recovery sites. We expect to have backup communications lines in place, where appropriate, by December 31, 1999.

      BlackRock's Year 2000 readiness efforts and contingency plans are also subject to oversight and regulation by the SEC, the OCC, the Federal Reserve and other regulatory bodies. As a registered investment adviser, we were required to file a disclosure document with the SEC regarding our preparation for Year 2000 complications. We have also responded to specific inquiries from, and provided information to, the SEC, the OCC and the Federal Reserve regarding the potential adverse implications to our business from Year 2000 consequences and our plans for addressing them.

      It is not possible to predict with certainty all of the adverse effects that could result from a failure of BlackRock or of third parties to become fully Year 2000 ready or whether such effects could have a material adverse impact on BlackRock. However, if BlackRock were to fail to correct internal Year 2000 problems or if BlackRock's contingency plans fail to mitigate any such problems, or if one or more third parties is unable, due to Year 2000 issues, to provide services required by BlackRock, a disruption of operations resulting in increased operating costs, loss of revenues and other adverse effects could occur. A disruption of operations might include a temporary inability to process transactions and delays in providing services. In addition, to the extent that the issuers of securities are weakened due to Year 2000 issues, the value and liquidity of client portfolios could be adversely affected. Disruption or suspension of activity in the world's financial markets is also possible as a result of Year 2000 issues. See "Risk Factors--Risk factors affecting our business--Failure to achieve Year 2000 readiness could disrupt operations and cause financial losses which could decrease our stock price."

                                    BUSINESS

      We differentiate ourselves from our competitors through our investment process, the risk management software we have developed, the quality of our client service and the stability of our management team. Together, these have helped us deliver investment returns that have consistently met or exceeded our clients' targets while assuming equal or lower levels of risk than performance benchmarks. They also have enabled our experienced professionals to serve the varying needs of our clients with customized products and services. We believe that these factors, as well as the quality and depth of our employees, have been critical to achieving growth in assets under management and will continue to be of primary importance to our future success. We also believe that these offerings will enhance stockholder value by furthering our ability to attract and retain talented professionals, permitting strategic investments in our existing business and improving our ability to participate in future industry consolidation.

                            Assets Under Management

                                      At December 31,              At June 30,  Compound
                         ----------------------------------------- -----------   Annual
                          1994    1995    1996     1997     1998      1999     Growth Rate
                         ------- ------- ------- -------- -------- ----------- -----------
                                      ($ in millions)
Separate Accounts
  Fixed income*......... $13,848 $23,345 $28,958 $ 39,261 $ 52,869  $ 68,286        43%
  Liquidity.............   3,269   5,556   7,430   10,019   13,826    12,362        34%
  Equity................     540     700   1,204    1,763    2,417     2,353        39%
                         ------- ------- ------- -------- --------  --------
  Subtotal..............  17,657  29,601  37,592   51,043   69,112    83,001        41%
Mutual Funds
  Fixed income..........  10,021  11,969  12,546   13,714   13,888    13,617         7%
  Liquidity.............  20,398  21,183  23,933   29,827   35,555    31,921        10%
  Equity................   4,615   6,306   8,643   10,829   12,087    13,262        26%
                         ------- ------- ------- -------- --------  --------
  Subtotal..............  35,034  39,458  45,122   54,370   61,530    58,800        12%
                         ------- ------- ------- -------- --------  --------
  Total................. $52,691 $69,059 $82,714 $105,413 $130,642  $141,801        25%
                         ======= ======= ======= ======== ========  ========

--------
* including alternative investment products.

Background

      In 1995, PNC acquired BFM, then a $25 billion fixed income manager, to complement existing capabilities in liquidity and equities. Since the acquisition, all of BFM's senior management team have remained with the firm. During the same period fixed income assets have nearly tripled. As highlighted below, the BFM management team has assumed increasing responsibility for a substantial portion of PNC's other asset management activities over time.

     . Mutual Funds. PNC has been actively involved in the mutual funds management business for over 40 years, having offered its first common trust fund in 1956. In January 1996, the BFM management team merged several of PNC's mutual fund families and assumed responsibility for related marketing and product management efforts. We have continually worked to enhance service to PNC and its customers, which represent the funds' largest investor base. In addition, we sought to build on the relationships developed through BFM's mutual fund business by targeting distribution through broker-dealers and other intermediaries. Assets have grown by more than $11 billion, or 85%, since BFM's management team assumed responsibility for the fund family, which we renamed BlackRock Funds in 1998. We have also established more than 200 broker agreements and as of June 30, 1999, BlackRock Funds ranked as the 14th largest wholesale fund family in the United States.

     . Liquidity. PNC entered the liquidity management business in 1973 with the introduction of TempFund, the first institutional money market fund. At year-end 1996, BFM's management team was charged with overseeing PNC's liquidity management business. We restructured sales and marketing to enhance our ability to grow our institutional money market fund family, Provident Institutional Funds, and to build a separate account business in this product area. We also transitioned PNC's liquidity portfolios to BlackRock's fixed income system to enhance capacity and operating efficiency. Liquidity assets have increased by $13 billion, or more than 40%, since BFM assumed responsibility for the business.

     . Equities. PNC's involvement in equity funds extends back to 1958 when it introduced the PNC Common Stock Fund, a common trust fund that was merged into the BlackRock Funds Select Equity Portfolio in 1998. The BFM management team assumed responsibility for a substantial portion of PNC's equity investment management businesses in the first quarter of 1998. Our initial efforts have focused on maintaining continuity with our equity professionals and on building the foundation for future growth by making critical infrastructure investments, pursuing selected enhancements to our investment process and integrating equity expertise with our marketing and client service capabilities.

      We believe that the PNC/BFM affiliation has been and will continue to be successful in large measure because of our shared commitment to attracting and retaining talented professionals, developing and delivering highly sophisticated investment management services and systems and finding ways to jointly pursue distribution of our products.

Asset Management Products

      Today, we offer a wide variety of fixed income, liquidity, equity and alternative investment products. Revenue from these products consists of advisory fees typically structured as a percentage of assets managed and, in some instances, a performance fee expressed as a percentage of returns realized in excess of agreed-upon targets.

     . Fixed Income. At June 30, 1999, fixed income assets under management, excluding alternative investment products, were $80 billion. Since 1994, fixed income assets have grown by 31% on a compound annual basis despite the fact that investors have been shifting money out of bonds and into stocks to participate in the equity bull market of the past decade.

        Over time we have introduced new fixed income products to better meet investor needs. Our product development efforts emphasize meeting client needs by using existing capabilities and by adding professional expertise that can be fully integrated with our existing operations. The two capabilities we introduced in 1998, BlackRock's Equity PLUS product and high yield bond management, exemplify our deliberate approach to product line expansion. Specifically, BlackRock's Equity PLUS product utilizes existing fixed income and derivatives expertise to meet client demand for new ways to participate in the equity markets, while development of our high yield capability was deferred until we identified high caliber professionals who would become integrated members of our portfolio management team and complement existing fixed income capabilities. Our fixed income products, excluding alternative products, can be broadly grouped into three categories, as described below.

                            Fixed Income Products*

                                         At December 31,             At June 30,
                             --------------------------------------- -----------
                              1994    1995    1996    1997    1998      1999
                             ------- ------- ------- ------- ------- -----------
                                               ($ in millions)
Core........................ $ 5,061 $ 9,817 $14,175 $21,050 $28,310   $32,936
Sector specialty............   7,143  11,044  11,136  12,771  16,838    19,214
Targeted duration...........  11,665  14,352  15,790  18,665  19,673    27,656
                             ------- ------- ------- ------- -------   -------
Total....................... $23,869 $35,213 $41,101 $52,486 $64,821   $79,806
                             ======= ======= ======= ======= =======   =======

--------
  * excluding alternative investment products.

              Core. Core products represented 41% of our fixed income assets at June 30, 1999, and have increased at a compound annual growth rate of 52% since 1994. All of these accounts seek to achieve superior returns while assuming equal or lower levels of risk than the Lehman Brothers Aggregate Index or other broad market indices. Traditional core accounts invest in all asset classes represented in the index while maintaining portfolio duration close to that of the securities in the index. Enhanced index core accounts more tightly constrain portfolio risk parameters relative to the benchmark, while core plus accounts are permitted to invest in assets not included in the index, such as high yield and non-dollar debt.

              Sector specialty. Sector specialty accounts represented 24% of our fixed income assets at June 30, 1999, and have grown at a 25% compound annual rate since 1994. This product line includes all accounts that seek to outperform a subset of the broad fixed income market. Examples include mortgage, corporate, U.S. Treasury and high yield mandates. The investment objective is typically total return based, although clients may specify income, tax or other constraints to be observed in the management of their portfolios.

              Targeted duration. Targeted duration products represented 35% of our fixed income assets at June 30, 1999, and have experienced compound annual growth in excess of 21% since 1994. These accounts are designed to achieve returns in excess of the duration of specified liabilities or of indices consisting of U.S. Treasury securities or other obligations maturing within defined time parameters. These products are often used by investors seeking to earn a spread relative to their financing costs or to fund other liabilities.

     . Liquidity. At June 30, 1999, liquidity assets under management were $44 billion. Products are designed to meet the needs of domestic corporations and their foreign subsidiaries, municipal treasurers, banks, bank trust departments and other intermediaries. We seek to achieve attractive yields, subject to stringent safety and liquidity guidelines, which are implemented by a dedicated team of portfolio managers who are based in Wilmington, Delaware and are supported by our fixed income credit analyst team as well as our risk management systems. In general, clients use our liquidity products to invest money that they expect to need in the short-term. As a result, our money market portfolios experience a high level of subscriptions and redemptions on a daily basis, and liquidity assets under management can be quite volatile. For example, at June 30, 1999, liquidity assets were more than $5 billion less than at year-end 1998, although they were nearly $3 billion higher than they were at June 30, 1998. As highlighted below, we offer three basic types of liquidity products.

                               Liquidity Products

                                         At December 31,             At June 30,
                             --------------------------------------- -----------
                              1994    1995    1996    1997    1998      1999
                             ------- ------- ------- ------- ------- -----------
                                               ($ in millions)
Prime....................... $12,874 $13,187 $16,103 $23,279 $32,479   $28,082
Government..................   7,518   8,954  10,211  11,384  12,677    12,254
Tax-exempt..................   3,275   4,598   5,049   5,183   4,225     3,947
                             ------- ------- ------- ------- -------   -------
Total....................... $23,667 $26,739 $31,363 $39,846 $49,381   $44,283
                             ======= ======= ======= ======= =======   =======

              Prime. Prime products are designed to utilize a wide variety of liquidity instruments to achieve enhanced money market returns. These portfolios invest in "prime" or short-term corporate and bank debt, as well as U.S. Treasury and agency obligations. Customized versions include our offshore liquidity funds, which are subject to investment constraints based on tax considerations, and separate accounts that permit broader investment flexibility than money market funds.

              Government. Government products are designed to meet the needs of investors who cannot assume credit risk of any kind or otherwise prefer highly conservative products for their liquidity investments. These products include all portfolios that invest solely in U.S. Treasuries, agency securities and/or obligations backed by U.S. Treasuries or agencies.

              Tax-exempt. Tax-exempt products are designed for investors seeking to optimize after-tax returns. These products include national funds investing in securities that are exempt from federal taxation, as well as state-specific funds that invest solely in securities exempt from both federal and state taxation.

     . Equity. Our equity business represents the smallest of our primary products lines, with assets under management of approximately $16 billion at June 30, 1999. Over 80% of these assets are in mutual funds, all of which emphasize long-term capital appreciation and strict adherence to investment discipline and market capitalization guidelines. We have expanded our capacity in this business and we intend to pursue separate accounts for institutional investors, particularly as longer term investment performance track records are established. Strategies are developed and implemented by dedicated portfolio managers and research analysts based in Philadelphia, Pennsylvania, and Edinburgh, Scotland. Our equity products can be classified as discussed below.

                                Equity Products

                                          At December 31,            At June 30,
                                ------------------------------------ -----------
                                 1994   1995   1996   1997    1998      1999
                                ------ ------ ------ ------- ------- -----------
                                                ($ in millions)
U.S. growth.................... $  841 $1,576 $2,676 $ 3,542 $ 4,447   $ 4,881
U.S. value.....................  1,729  2,185  2,990   3,989   4,144     4,110
International..................    846  1,056  1,676   1,926   2,084     1,984
Other..........................  1,739  2,189  2,505   3,135   3,829     4,640
                                ------ ------ ------ ------- -------   -------
Total.......................... $5,155 $7,006 $9,847 $12,592 $14,504   $15,615
                                ====== ====== ====== ======= =======   =======

              U.S. growth. U.S. growth equity products seek to achieve returns by investing in companies that are expected to realize significant earnings growth and price appreciation. Products are differentiated by the market capitalization of the companies in which they invest, and include large-, mid-, small- and micro-cap portfolios.

              U.S. value. U.S. value equity products seek to achieve returns versus market indices by investing in companies that are undervalued relative to industry peers and/or historical trading ratios. These products also vary according to the size of the market capitalization of the underlying stocks in the portfolio, and include large-, mid- and small-cap portfolios.

              International. International equity products are designed to deliver returns by investing in a variety of foreign stock markets. These products are typically differentiated by geographic markets and include Europe, Pacific Basin and emerging market portfolios, as well as Europe, Australia and Far East (EAFE) combined portfolios.

              Other. Other equity products that we offer include balanced funds, which invest in both equities and fixed income securities, as well as index and enhanced index funds.

     . Alternative Investment Products. At June 30, 1999, we managed $2.1 billion in alternative investment products. We have created these products to take advantage of unique market opportunities or to meet specific client interests. These products usually involve a higher level of investment risk and offer the potential for significantly greater absolute returns than our traditional investment products. We generally structure these products as commingled investment vehicles and limit the amount of capital we will accept from investors. To date, we have created four alternative investment products.

                        Alternative Investment Products

                                              At December 31,        At June 30,
                                        ---------------------------- -----------
                                         1994  1995 1996 1997  1998     1999
                                        ------ ---- ---- ---- ------   ------
                                                    ($ in millions)
BAI.................................... $  --  $101 $359 $243 $  173   $  159
Obsidian...............................    --   --    44  246    582      760
Anthracite.............................    --   --   --   --     181      178
Magnetite..............................    --   --   --   --   1,000    1,000
                                        ------ ---- ---- ---- ------   ------
Total.................................. $  --  $101 $403 $489 $1,936   $2,097
                                        ====== ==== ==== ==== ======   ======

              BlackRock Asset Investors. BAI was created in 1994 to target opportunities in the rapidly changing real estate financing markets. We structured BAI as a mutual fund to address unique regulatory restrictions applicable to our pension clients. BAI is currently in liquidation, which we expect to complete by the fourth quarter of 1999. We expect to realize returns substantially in excess of our original targets.

              Obsidian Funds. The Obsidian Funds, our domestic and offshore fixed income hedge funds, were introduced in 1996 in direct response to client interest. These products implement the strategies of our fixed income portfolio management team on a more leveraged or more concentrated basis.

              Anthracite Capital. Anthracite Capital Inc. (NYSE: AHR) was offered in early 1998 to focus on continuing investment opportunities in the real estate debt markets. Anthracite is a mortgage REIT that brings together our capital markets expertise with PNC's commercial mortgage loan origination and servicing capabilities. We aggressively restructured Anthracite's asset/liability structure last fall to strengthen its balance sheet. We continue to seek ways to enhance Anthracite's performance.

              Magnetite Asset Investors. Late last year, we created Magnetite Asset Investors, LLC to pursue investment opportunities in the high yield market. Specifically, Magnetite invests in a variety of high yield securities using our disciplined investment process and the sub-advisory services of Kelso & Co., a leveraged buyout firm, to enhance Magnetite's access to certain types of high yield investments. Magnetite was privately offered to institutional and high net worth investors, from whom we raised debt and equity capital of $1 billion.

Investment Process

      Our investment process emphasizes a highly disciplined team approach, rather than depending upon a few "star" managers, use of our extensive proprietary risk management software, and intensive credit and fundamental research. Multiple checks and balances are incorporated in the process, including automated compliance monitoring. The formal components of our investment process include new account meetings prior to funding, daily portfolio management meetings, weekly investment strategy group meetings and monthly account review meetings. Other groups that support the investment process, such as the credit committee and product specialist teams, also meet regularly. All of these efforts are designed to help us achieve our clients' objectives, while adhering to their investment guidelines and regulatory requirements and conducting our operations efficiently.

     . Investment Strategy. Our fixed income strategies seek to achieve consistent returns in excess of client benchmarks with equal or lower levels of risk. Our liquidity strategies concentrate on enhancing yield, subject to safety and liquidity guidelines. Although interest rates are a critical factor in determining bond values, we do not emphasize strategies that involve speculating on the level or direction of interest rates. Instead, we seek to add value relative to client benchmarks principally by choosing the types of bonds and the individual securities in which to invest. The judgment of our portfolio managers, as well as quantitative and credit research, are fundamental to our investment process. Broad strategies are set by our investment strategy group, which considers macroeconomic and market conditions, as well as credit and liquidity trends, to determine appropriate portfolio positioning. The investment strategy group's conclusions are implemented across all portfolios by product specialists, subject to each client's investment guidelines.

        Similarly, our equity strategies seek to achieve returns in excess of market indices. We seek to add value through a disciplined stock selection process that uses inputs from proprietary quantitative analysis, fundamental research provided by our equity analysts and market flow information supplied by our equity traders. Strategies are developed by portfolio management teams dedicated to each of our equity specialties.

     . Risk Management. We look at investment risk across all of our products in an asset/liability management framework. We believe that in order to achieve long-term investment performance consistent with clients' expectations, we must have a comprehensive understanding of the investment risks taken, or proposed to be taken, in each portfolio relative to the corresponding liability, as well as those risks inherent in the increasingly complex global capital markets. Our risk analyses are customized as necessary to address unique regulatory, accounting and tax considerations applicable to individual client portfolios. We produce risk management reports daily and provide on-line access to analyses that our portfolio managers use to evaluate and monitor risks and refine investment strategy.

        Credit and fundamental research are also critical components of our investment process. Fixed income analysts evaluate industry conditions, the creditworthiness of individual issuers and the features of individual securities in order to recommend relative industry weightings, establish our approved credit list and provide ongoing surveillance throughout the holding period. Equity analysts review company filings and research reports and visit companies to assess numerous factors, including the quality of a company's management team, its cash flows, the diversity of its products and customers, its balance sheet strength and financial condition, and both the company's and the industry's stage in the business life cycle.

     . Compliance. Our proprietary risk management system, used in our fixed income and liquidity businesses, provides a high degree of automation in trade processing and compliance. Trades are entered electronically by our portfolio managers. Compliance criteria are built into our system to provide efficient checks and balances. Our system is designed to prevent execution of non-compliant trades and to alert portfolio compliance personnel, who consult investment guidelines and regulations, as well as portfolio and account managers, to determine further action. Compliant trades are forwarded to operations and administration personnel and to clients' custodians, who work together to process each trade from confirmation through settlement. Similar, though more manual, processes are applied in our equity business and opportunities will be pursued to achieve greater automation in these activities over time.

     . Interdisciplinary Account Teams. All account team members, including marketing and client service, portfolio and risk management, administration, operations and compliance personnel, attend formal monthly account review meetings. These meetings are organized by product type, so that deviations in performance among accounts with comparable objectives and guidelines can be quickly identified. In addition, investment performance, guideline changes, and custody and trade operations issues are reviewed for each account. To facilitate ongoing communication and senior management oversight, up-to-date guidelines, portfolio holdings, risk analyses and credit research are published on our intranet.

     . Investment Performance. Separate account returns are aggregated into composites in accordance with industry standards and reported to pension consultants, who track and report performance (as measured by gross returns) relative to market indices and manager universes. Similarly, independent third parties, such as Lipper Inc. and others, maintain mutual fund data and report performance relative to indices and peers.

           . Fixed income performance is illustrated below for our core fixed income product, which represents over 40% of our total fixed income assets under management. Specifically, over the past 7 years we have consistently achieved higher returns and lower risk than both the Lehman Brothers Aggregate Index, the most frequently used benchmark, and a group of 51 managers reporting core composite returns to Frank Russell Company.

           . Liquidity performance is illustrated below for our TempFund, which represents more than 50% of the assets managed in our Provident Institutional Funds. Specifically, over the past 10 years, we have delivered higher yields and lower risk than the universe of first tier, institutions-only money market funds as reported by IBC Financial.

                         [LOGO--Composite and TempFund]

      . Equity performance is illustrated with the Lipper quartile rankings of the BlackRock Funds equity portfolios, which represent more than 80% of our equity assets under management. For the 1-year period ended June 30, 1999, six of our equity funds ranked in the first quartile.

                           BlackRock Funds Portfolios
                  Lipper Quartile Ranking* as of June 30, 1999

                                                            1-Year 3-Year 5-Year
                                                            ------ ------ ------
U.S. growth
  Large-cap growth.........................................   1      1      1
  Mid-cap growth...........................................   1      NA     NA
  Small-cap growth.........................................   1      3      1
  Micro-cap................................................   1      NA     NA
U.S. value
  Large-cap value..........................................   3      2      2
  Mid-cap value............................................   4      NA     NA
  Small-cap value..........................................   4      2      3
International
  International equity.....................................   2      3      3
  International small cap..................................   3      NA     NA
  International emerging markets...........................   3      4      4
Other
  Index equity.............................................   2      2      3
  Select equity............................................   1      1      1
  Balanced.................................................   1      1      1

--------
* The Lipper rankings and percentiles are from Lipper Inc. Lipper is a mutual fund performance monitor. Lipper rankings are based on total returns with dividends and distributions reinvested and do not reflect sales charges. Funds with returns among the top 25% of a peer group of portfolios with comparable objectives are in the first quartile, 25% to 50% are in the second quartile and 50% to 75% are in the third quartile. Funds with returns among the bottom 25% of returns are in the fourth quartile.

Distribution

      Our investment products are offered to individual and institutional investors worldwide through separate accounts and a variety of mutual funds. Senior professionals work closely with our clients, consultants and distributors to better understand investor needs. We tailor our products and services to meet differing return objectives and risk tolerances, as well as regulatory, tax, accounting and credit constraints. We use our technology capabilities to develop products, to enhance client service by customizing reports and, in the case of institutional clients, to deliver them efficiently over the Internet.

     . Separate Accounts. We have increased separate account assets under management from $18 billion at year-end 1994 to $83 billion at June 30, 1999, which represents compound annual growth of 41%. Asset growth reflects additional assets from existing clients and new client assignments. We distribute separate accounts and alternative investment products principally through the direct marketing efforts of our account management group, which included 36 professionals as of June 30, 1999. These employees focus primarily on three client bases: tax-exempt, taxable and international institutions. Alternative investment products are used to expand investment options offered to existing clients and to gain access to relatively untapped segments of the investor universe.

                            Separate Account Clients

                                         At December 31,             At June 30,
                             --------------------------------------- -----------
                              1994    1995    1996    1997    1998      1999
                             ------- ------- ------- ------- ------- -----------
                                               ($ in millions)
Tax-exempt.................. $ 4,444 $ 7,502 $12,068 $18,856 $25,181   $30,897
Taxable.....................  12,382  20,679  24,356  28,571  37,592    43,089
International...............     831   1,420   1,168   3,616   6,339     9,015
                             ------- ------- ------- ------- -------   -------
Total....................... $17,657 $29,601 $37,592 $51,043 $69,112   $83,001
                             ======= ======= ======= ======= =======   =======

              Tax-exempt. Our tax-exempt clients consist primarily of defined benefit and defined contribution pension plans. As of June 30, 1999, 133 pension plans maintained $29 billion in separate accounts with us. During 1998, assets managed for tax-exempt investors increased by over $6 billion, or 34%. Our growth in pension assets last year resulted in our being ranked as the 10th fastest growing pension asset manager across all products and the 7th fastest growing among active domestic fixed income advisers. Although the market for investment management services in this channel remains highly fragmented, industry data suggests that tax-exempt investors are increasingly consolidating their manager universes, resulting in above average growth for the largest and best performing managers. We have been benefiting from this trend and we believe that we can further develop this distribution channel with direct calling and cross-selling efforts, as well as by introducing new products and capabilities over time that enable us to meet the needs of a broader universe of tax-exempt investors.

              Taxable. Our taxable clients include insurance companies, corporations, banks, third party mutual fund sponsors and other financial services companies. As of June 30, 1999, we managed $43 billion in assets for taxable clients. During 1998, separate account assets managed for taxable clients increased by over $9 billion, or 32%. We are one of the largest independent managers of insurance company assets with more than $28 billion under management as of June 30, 1999. We offer a comprehensive range of services to our insurance clients, many of which seek to outsource some or all of their investment functions and retain us to manage multiple portfolios, to serve as a manager of managers and to deliver consolidated risk management reports through password-protected sites on the World Wide Web. Liquidity, short term and other portfolios are managed for a variety of other taxable investors seeking to maximize income relative to their funding costs. In addition, BlackRock manages mutual funds for third party sponsors who wish to obtain investment management services, while retaining marketing and distribution consistent with their internal branding strategies.

              International. Our international clients include mutual fund sponsors, insurance companies, banks, corporations and supranationals located in 16 countries. We have been active in these markets since BFM was formed and, as of June 30, 1999, we managed over $9.0 billion of assets on behalf of international clients. Products include separate accounts and offshore funds for both institutional and retail investors. In 1998, we raised more than $1 billion of new assets in Japan through three investment trusts created with Nomura Asset Management Co., Ltd.
              (NAM), the largest money manager in Japan. Since year-end, we have entered into a formal relationship with NAM by establishing Nomura BlackRock Asset Management Co., Ltd., a joint venture that will initially focus on offering BlackRock's fixed income products in the Japanese institutional and investment trust markets. To further promote our international business, we will consider establishing additional strategic affiliations and foreign business development offices in the future.

     . Mutual Funds. We have increased mutual fund assets under management from $35 billion at year-end 1994 to $59 billion at June 30, 1999, which represents compound annual growth of more than 12%. Approximately $47 billion, or nearly 80%, of our mutual fund assets are managed in our two open-end fund families, BlackRock Funds and Provident Institutional Funds. We also manage 21 publicly-traded closed-end funds and several short-term investment funds ("STIFs"). Our funds group is responsible for wholesaling to PNC, third party broker-dealers and other intermediaries. The funds group also conducts direct calling efforts for our institutional funds and develops and implements marketing, product management, branding and media relations strategies designed to enhance client service and distribution across all channels.

                               Mutual Fund Assets

                                       At December 31,             At June 30,
                           --------------------------------------- -----------
                            1994    1995    1996    1997    1998      1999
                           ------- ------- ------- ------- ------- -----------
                                             ($ in millions)
BlackRock Funds........... $10,038 $13,670 $17,846 $22,129 $24,231   $25,255
Provident Institutional
 Funds....................  16,421  15,496  16,230  20,278  25,368    21,578
Closed-end funds..........   7,080   7,953   7,881   8,114   7,756     7,507
STIFs.....................   1,495   2,339   3,165   3,849   4,175     4,460
                           ------- ------- ------- ------- -------   -------
Total..................... $35,034 $39,458 $45,122 $54,370 $61,530   $58,800
                           ======= ======= ======= ======= =======   =======

              BlackRock Funds. The BlackRock Funds family consists of 36 portfolios, including 13 equity, 15 fixed income and eight liquidity funds. In May 1998, PNC converted $8.2 billion of PNC common trust funds into the BlackRock Funds. For comparative purposes in the table above, assets in the BlackRock Funds have been restated to include the PNC common trust fund assets as if such assets were part of the BlackRock Funds. Prior to 1996, assets were gathered almost exclusively through PNC channels and by acquisition. In addition to working closely with the PNC channels, we have pursued marketing opportunities with third party intermediaries by building a staff of 26 wholesalers and securing more than 200 broker agreements. Through these efforts, we have established BlackRock Funds as the 14th largest wholesale fund family in the United States. We intend to continue to pursue distribution within both PNC and wholesale channels. We also plan to pursue opportunities with fund supermarkets, financial planners and other distributors to expand market penetration in the future.

              Provident Institutional Funds. Provident Institutional Funds is our institutional money market fund family and consists of 11 prime, government and tax-exempt funds. As mentioned earlier, money market assets are subject to substantial volatility. We market these funds through the direct calling efforts of a dedicated sales force consisting of 12 regional salespeople. A limited number of additional professionals are responsible for wholesaling Provident Institutional Funds through the PNC channels. In addition, we develop and deliver software, including cash sweep and Web-based order entry capabilities, that enhance clients' ability to efficiently invest in Provident Institutional Funds. Our marketing strategies have focused on diversifying our client base in light of consolidation and internalization trends in the banking industry. We will continue to closely observe industry trends and develop marketing strategies to further diversify our client base.

              Closed-end funds. Closed-end funds represent approximately 13% of our mutual fund assets, with $8 billion managed at June 30, 1999 in 21 funds listed on the New York or American stock exchanges. All of these funds are fixed income products, including 13 target term trusts, a product that we introduced to the industry in 1988. When the BlackRock 1998 Term Trust matured at the end of last year at $10.02 per share, we became the first and only term trust manager to meet or exceed the fund's targeted terminal value. Unlike open-end funds, closed-end funds are generally underwritten and sold exclusively through broker-dealers. Although we maintain very close relationships with brokerage firms, access to distribution is highly competitive and increasingly expensive. In 1998, we raised $95 million in the BlackRock High Yield Trust (NYSE: BHY), our first public closed-end fund offering since 1993. We will continue to create and offer closed-end funds as market opportunities permit.

              STIFs. Short-term investment funds are also offered to institutional clients through PNC. At June 30, 1999, we managed over $4 billion of assets in several STIFs, which are structured as open-end commingled investment trusts, rather than as registered mutual funds.

Risk Management Products

      Since the formation of BFM in 1988, we have made substantial investments in developing sophisticated, risk management and analytic software. Today, the risk management staff represents more than 25% of our total employees. Professionals include quantitative and credit analysts, financial model and software developers, and management information systems and technology personnel. These professionals support our investment process, client service efforts, computing environment and the growing number of clients who separately purchase our risk management services.

      Our investment technology has evolved over the years into a comprehensive information processing capability fully integrated with sophisticated analytics that support risk assessment and investment decision-making. We believe that our combination of integrated front-to-back office automation and professional expertise resulted in an increasing number of requests for our technology products by large institutional clients. As a result, in 1995, we began offering high value-added risk management systems and advisory services separate from our asset management products. As of June 30, 1999, we provided these services to 13 clients, including three relationships that we added in the first six months of 1999. In total, we provide analyses with respect to more than $500 billion of assets managed by these clients.

     . Analytics Service Bureau. We offer daily, weekly or monthly production of risk management reports to a variety of clients, including insurance companies, banks and pension plans. Portfolio transactions executed by the client's investment staff or other asset managers on the client's behalf are transmitted to us. Asset and liability positions are modeled and risk parameters are measured for each position, for the corresponding portfolio and/or for the balance sheet as a whole. We then generate risk management reports and provide them through password-protected sites on the Internet or through dedicated lines to the client's in-house systems. Service bureau contracts are typically multi-year arrangements in which we are paid a set-up fee at the outset and an ongoing service fee based on the number of positions processed.

     . Advisory Services. We also offer a range of advisory services in conjunction with risk management reporting to enhance clients' development of a variety of asset/liability management strategies. Over time, these services have included asset disposition, portfolio restructuring and hedging advice provided to service bureau clients, broker-dealers, REITs and mortgage banks. Our senior risk management professionals provide a highly customized consulting service, working closely with clients to evaluate their risk positions relative to their liabilities, market conditions and regulatory, accounting and tax considerations. Hedging and other risk management strategies are jointly developed for implementation by the client or, at the client's direction, by us. Assignments can be project-oriented or ongoing in nature, and contracts provide fixed advisory fees and, occasionally, performance fees based on the client's determination of overall value-added.

     . Trading Systems Services. In 1998, we entered into our first contract to provide trading system outsourcing. BlackRock's system was chosen following a search by a large institutional client that included well-established industry competitors, evidencing our strong capabilities in investment technology. A long lead-time was necessary to complete hardware upgrades, further software development and user documentation. The multi-year contract provides set-up fees, annual service fees and consulting fees for client-specified customization. Revenues, particularly in the early years, will be substantially reinvested in order to satisfy our obligations under the contract and to build our ability to provide this service more efficiently in the future. We have chosen to limit marketing of this product until this first installation has been made and tested, but potential clients include banks, insurance companies, brokerage firms and other substantial fixed income investors.

      We view these risk management activities as a start-up technology service venture. By first establishing an analytics service bureau and providing risk management advisory services, we have been able to attract or expand relationships with a variety of sophisticated institutional investors, many of which are leaders in their industries. At the same time, we are building the capability to provide trading system outsourcing or to license our trading system to others, which should provide substantially greater scale in the risk management business over time.

Facilities

      BlackRock's principal executive offices are located at 345 Park Avenue, New York, New York 10154, where it occupies approximately 65,000 square feet of space under various leases expiring through 2005. BlackRock also has office space at 1600 Market Street, Philadelphia, Pennsylvania 19103 and 400 Bellevue Parkway, Wilmington, Delaware 19805 where it occupies a total of approximately 46,500 square feet of space under a lease arrangement with PNC. See "Certain Relationships and Related Transactions" and Note 7 of "Notes to BlackRock's Consolidated Financial Statements."

Competition

      BlackRock competes with investment management firms, mutual fund complexes, insurance companies, banks, brokerage firms and other financial institutions that offer products that are similar to, or alternatives to, those offered by BlackRock. In order to grow our business, BlackRock must be able to compete effectively for assets under management. Key competitive factors include investment performance track records, investment style and discipline, quality of client service and brand name recognition. We have historically competed principally on the basis of our long-term investment performance track record, our investment process, our risk management and analytic capabilities and our approach to client service. Over the past five years, we have succeeded in growing aggregate assets under management, and we believe that we will continue to be able to do so by maintaining strong investment performance and client service, building longer-term track records in our equity products, and developing new products and new distribution capabilities. Many of our competitors, however, have greater financial or marketing resources and better brand name recognition than BlackRock. These factors and others identified elsewhere in this prospectus may place BlackRock at a competitive disadvantage, and there can be no assurance that our strategies and efforts to maintain our existing assets and attract new business will be successful.

Employees

      At June 30, 1999, BlackRock had 551 full-time employees, including 95 professionals in the portfolio management group, 154 professionals in risk management and analytics, 108 professionals in the separate account and funds marketing and client service areas and 90 professionals in administrative and support departments.

Legal Proceedings

      On or about August 27, 1999, a plaintiff alleging herself to be a shareholder of the BlackRock New York Term Trust filed a purported class action lawsuit in the United States District Court for the Southern District of New York against BFM, certain of its officers and directors, and certain of the municipal term trusts managed by BFM, Laprade v. BlackRock Financial Management, Inc. et al., The complaint asserts causes of action under Section 206 of the Investment Advisers Act of 1940, Sections 20(a), 36(b) and 48(a) of the Investment Company Act of 1940, and for breach of fiduciary duty and breach of contract, by alleging that BFM and the other defendants violated both statutory and common law in connection with the proposed mergers of the defendant municipal term trusts into certain municipal perpetual funds also managed by BFM because, among other things, BFM's merger of these term trusts with other mutual funds managed by BFM allegedly may prevent the return of the original investments of investors in the term trusts and because defendants allegedly failed to consider other options that might result in greater returns to these investors. The complaint seeks, among other things, certification of a class on behalf common shareholders of the defendant municipal term trusts, an unspecified amount of damages plus interest and costs and expenses, including reasonable attorneys' fees, and equitable and injunctive relief.

      Although the lawsuit is in its preliminary stages and, accordingly, the ultimate outcome cannot be predicted at this time, BlackRock presently believes that this lawsuit will not have a material adverse effect on BlackRock's consolidated financial position or results of operations.

      From time to time, we may be a defendant in various other lawsuits incidental to our business. We do not believe the outcome of any current litigation will have a material adverse effect on BlackRock's financial condition or results of operations.

Regulation

      Virtually all aspects of BlackRock's business are subject to various federal and state laws and regulations. These laws and regulations are primarily intended to protect investment advisory clients, stockholders of registered investment companies, PNC's bank subsidiaries and bank customers of PNC Bank. Under these laws and regulations, agencies that regulate investment advisers and bank subsidiaries such as BlackRock and its subsidiaries have broad administrative powers, including the power to limit, restrict or prohibit it from carrying on business if it fails to comply with such laws and regulations. Possible sanctions for significant compliance failures include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment adviser and other registrations, censures and fines.

      BlackRock's subsidiaries are subject to regulation, primarily at the federal level, by the SEC, the Department of Labor, the OCC, the Federal Reserve, the Commodity Futures Trading Commission and other regulatory bodies.

      The Investment Advisers Act imposes numerous obligations on registered investment advisers, including record keeping requirements, operational requirements, marketing requirements, disclosure obligations and prohibitions on fraudulent activities. The Investment Company Act imposes similar obligations, as well as detailed operational requirements, on investment advisers to registered investment companies and other managed accounts. The SEC is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act and the Investment Company Act, ranging from fine and censure to termination of an investment adviser's registration.

      BlackRock derives a substantial majority of its revenues from investment advisory services through its investment management agreements. Under the Investment Advisers Act, BlackRock's investment management agreements may not be assigned without the client's consent. Under the Investment Company Act, advisory agreements with registered investment companies terminate automatically upon assignment. The term

"assignment" is broadly defined and may include direct assignments as well as assignments that may be deemed to occur upon the transfer, directly or indirectly, of a controlling interest in BlackRock or any of its parent companies. The offerings will not constitute an assignment for these purposes. Accordingly, BlackRock does not intend to seek client consents or approvals of new investment advisory agreements in connection with these transactions.

      BlackRock's subsidiaries are subject to ERISA and to regulations promulgated thereunder, insofar as they act as a "fiduciary" under ERISA with respect to benefit plan clients. ERISA and applicable provisions of the Internal Revenue Code impose certain duties on persons who are fiduciaries under ERISA, prohibit certain transactions involving ERISA plan clients and provide monetary penalties for violations of these prohibitions. One of BlackRock's subsidiaries is registered as a commodity pool operator and commodity trading adviser with the CFTC and the National Futures Association. The CFTC and NFA administer a comparable regulatory system covering futures contracts and various other financial instruments in which BlackRock clients may invest. Another subsidiary is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers. Although this entity's NASD membership agreement limits its permitted activities to the sale of investment company securities and annuities and certain private placement and financial consulting activities, it is subject to the customer dealing, reporting and other requirements of the NASD as well as the net capital and other requirements of the SEC.

      PNC is a bank holding company regulated by the Federal Reserve under the Bank Holding Company Act. PNC Bank, the indirect parent of BlackRock, is a national bank subsidiary of PNC. As the subsidiary of PNC Bank, a national bank, BlackRock is subject to most banking laws, regulations, and orders that are applicable to PNC Bank, and therefore to the supervision, regulation, and examination of the OCC. The OCC and the FDIC also have broad enforcement authority over PNC Bank and its subsidiaries, including the power to prohibit PNC or any subsidiary from engaging in any activity that, in the OCC's opinion, constitutes an unsafe or unsound practice in conducting its business, to terminate deposit insurance, to appoint the FDIC as conservator or receiver of PNC Bank if any of a number of conditions are met, and to impose substantial fines and other penalties. Supervision and regulation of PNC and its subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds of the FDIC, and the banking system as a whole, not for the protection of stockholders or creditors of national banks or their subsidiaries. The Federal Reserve has regulatory and supervisory authority with respect to PNC's non-U.S. activities and investments as well as with respect to its non-bank subsidiaries; the OCC, the FDIC, and the Office of Thrift Supervision have regulatory and supervisory authority with respect to PNC's bank and thrift subsidiaries and subsidiaries of such banks and thrifts.

      Because BlackRock is a consolidated subsidiary of PNC Bank, federal restrictions on payments of dividends by PNC Bank might be applied to BlackRock. Under federal law, OCC approval is needed before PNC Bank may pay dividends in any year in which the total of all dividends paid would exceed the total of PNC Bank's net profits for that year combined with its retained net profits from the prior two years. PNC Bank also may not pay dividends exceeding its capital surplus.

      As a subsidiary of a national bank, BlackRock may not conduct new activities, establish a subsidiary, or acquire the stock or assets of another company unless it first obtains the written approval of the OCC and, with respect to most non-U.S. activities or investments, the Federal Reserve. The OCC will only approve activities and investments that are legally permissible for a national bank, and consistent with prudent banking principles and regulatory policy. The Federal Reserve will approve only those activities that are usual in connection with the transaction of the business of banking or other financial operations outside of the United States. BlackRock is not permitted to act as a distributor of any fund, the shares of which are offered more often than four times a year or to control any open-end fund or any closed-end fund that invests in assets of a type or quantity not permitted to be held by a bank holding company. Investment management firms with which BlackRock competes commonly invest in investment companies and private investment funds to which they provide services. BlackRock may invest in investment companies and private investment funds to which it provides advisory, administrative or other services, to the extent consistent with applicable law and regulatory interpretations, including applicable banking laws. BlackRock's current domestic and overseas activities are permissible for a national bank.

      Under federal law, PNC Bank and its subsidiaries, including BlackRock, generally may not engage in transactions with PNC or its non-bank subsidiaries, except on terms and under circumstances that are substantially the same as those prevailing for comparable transactions involving nonaffiliated companies, or, in the absence of comparable transactions, that in good faith would be offered to or would apply to nonaffiliated companies. In addition, certain transactions, including loans and other extensions of credit, guarantees, investments, and asset purchases between PNC Bank and its subsidiaries, including BlackRock, on the one hand, and PNC and its nonbank subsidiaries on the other hand, are limited to 10% of PNC Bank's capital and loan loss reserve allowance for transactions with a single company and to 20% of PNC Bank's capital and loan loss reserve allowance for aggregate transactions with PNC and all of its nonbank subsidiaries and other affiliates. In certain circumstances, federal regulatory authorities may impose more restrictive limitations. Such extensions of credit, with limited exceptions, must be fully collateralized.

      The FDIC could be appointed as conservator or receiver of PNC Bank if the bank were to become insolvent or if other conditions or events were to occur. As conservator or receiver, the FDIC could exercise all rights of PNC Bank as stockholder of BlackRock. The FDIC would also have the authority to repudiate contracts by PNC Bank, including servicing or other contracts with BlackRock, at any time within 180 days of its appointment as conservator or receiver, and would be obligated to pay BlackRock only "actual direct compensatory damages," not including damages for lost profits or opportunity, as of the date of conservatorship or receivership as a result of such repudiation. The FDIC could also disregard, without paying damages, any contract that tended to diminish or defeat the FDIC's interest in any PNC Bank asset if the contract were not:

     .  in writing;

     . executed by PNC Bank and BlackRock contemporaneously with the acquisition of the asset by PNC Bank;

     . approved by the board of directors of PNC Bank or its loan committee with the approval reflected in the minutes of the board or committee; and

     . continuously, from the time of its execution, an official record of PNC Bank.

      In addition, the FDIC could obtain a stay of up to 90 days of any judicial action or proceeding involving PNC Bank, and could require BlackRock to exhaust its remedies under FDIC claims procedures before pursuing any available judicial remedy.

      PNC's bank and thrift subsidiaries are subject to "cross-guarantee" provisions under federal law that provide if one of these banks or thrifts fails or requires FDIC assistance, the FDIC may assess a "commonly controlled" bank or thrift, such as PNC Bank, for the estimated losses suffered by the FDIC. The FDIC's claim is superior to the claims of affiliates, such as BlackRock, and of stockholders of the banks. At December 31, 1998, all of PNC's bank and thrift subsidiaries exceeded the required ratios for classification as "well capitalized" under statutory and regulatory standards.

      BlackRock's international operations are subject to the laws of non-U.S. jurisdictions and non-U.S. regulatory agencies or bodies. As BlackRock expands its international business its internal operations may become subject to requirements in numerous jurisdictions regarding reporting of beneficial ownership positions in securities issued by companies whose securities are publicly traded in those countries. BlackRock's subsidiaries are subject to periodic examination by these regulatory agencies. BlackRock's international subsidiaries have developed comprehensive compliance systems in order to satisfy applicable regulatory requirements. The failure of BlackRock's internal operations to comply with the applicable regulatory frameworks could have a material adverse effect on BlackRock.

      PNC currently holds its ownership interest in BlackRock through a subsidiary of PNC Bank. As such, BlackRock currently is not subject to regulation under the nonbanking provisions of the Bank Holding Company Act. If PNC were to hold its ownership interest in BlackRock at the holding company level as a nonbank subsidiary, BlackRock would no longer be subject to OCC supervision and regulation, but would instead become subject to Federal Reserve supervision and regulation as a nonbank subsidiary of a bank holding company.

                                   MANAGEMENT

Directors and Executive Officers of BlackRock

      The following table sets forth certain information concerning the directors and executive officers of BlackRock. Our board currently has six members. Four of our directors, Thomas H. O'Brien, James E. Rohr, Walter E. Gregg, Jr., and Helen P. Pudlin are currently executive officers and/or directors of PNC and various PNC subsidiaries. We expect to add four board members in the several months following the offerings, all of whom will be independent. The ages listed below are as of January 1, 1999.

      Our board will be divided into three classes (I, II, and III) serving staggered terms. After an initial transition period following the offerings, directors in each class will be elected to serve for three-year terms and will serve until their successors are elected and qualified. Each year, the directors of one class will stand for election as their terms of office expire. We expect that after the offerings:

     .  will be designated class I directors, with terms expiring in 2000,

     . will be designated class II directors, with terms expiring in 2001, and

     . will be designated class III directors, with terms expiring in 2002.

     Name                     Age Position
     ----                     --- --------
     Laurence D. Fink........  46 Director, Chairman and Chief Executive Officer
     Ralph L. Schlosstein....  47 Director and President
     Thomas H. O'Brien.......  61 Director
     James E. Rohr...........  50 Director
     Walter E. Gregg, Jr.....  57 Director
     Helen P. Pudlin.........  49 Director
     Robert S. Kapito........  41 Vice Chairman
     Paul L. Audet...........  45 Managing Director and Chief Financial Officer
     Robert P. Connolly......  44 Managing Director and General Counsel

      Laurence D. Fink, director, chairman and chief executive officer of BlackRock, is chairman of the management committee and co-chair of the investment strategy group. He is also chairman of the board of BlackRock's family of closed-end mutual funds, a director of BlackRock's offshore funds and alternative investment vehicles, and chairman of the board of Nomura BlackRock Asset Management Co., Ltd. Mr. Fink serves on the asset liability committee of PNC Bank. Prior to founding BFM in 1988, Mr. Fink was a managing director and member of the management committee of The First Boston Corporation.

      Ralph L. Schlosstein, director and president of BlackRock, is a member of the management committee and the investment strategy group. Mr. Schlosstein is president and a director of BlackRock's family of closed-end mutual funds and a director and officer of BlackRock's alternative investment vehicles. Prior to founding BFM in 1988, Mr. Schlosstein was a managing director of Lehman Brothers Inc. Mr. Schlosstein is a director of Pulte Corporation.

      Thomas H. O'Brien, director, is chairman and chief executive officer of PNC and PNC Bank and a member of PNC's Office of the Chairman. Mr. O'Brien was appointed to the board of directors and elected vice chairman of PNC in 1983, president and chief executive officer in 1985, and chairman in June 1988. Prior to his election as president and chief executive officer in 1985, he was chairman and chief executive officer of Pittsburgh National Bank (predecessor of PNC Bank). He joined Pittsburgh National Bank in 1962, was elected vice president in 1967, senior vice president in 1973, executive vice president in 1980, vice chairman of PNC Bank in 1983, and chairman of PNC Bank in 1993. Mr. O'Brien is a director of Bell Atlantic Corp., US Airways Inc., and Hilb, Rogal & Hamilton Co.

      James E. Rohr, director, is president and chief operating officer of PNC and PNC Bank and a member of PNC's Office of the Chairman. Mr. Rohr joined PNC through its Management Development Program in 1972. In 1990, Mr. Rohr was elected chairman and chief executive officer of Pittsburgh National Bank. He was elected a vice chairman of PNC in 1989, named a director in 1990, elected president in 1992 and named chief operating officer in 1998. Mr. Rohr is a director of Allegheny Teledyne Incorporated and Equitable Resources, Inc.

      Walter E. Gregg, Jr., director, is vice chairman of PNC and a member of PNC's Office of the Chairman. He also is a director of PFPC Worldwide, PNC's mutual fund servicing arm. Mr. Gregg joined Pittsburgh National Bank in 1974 as resident attorney. He was elected senior vice president, treasurer and chief counsel-regulatory reporting/acquisitions in 1983, executive vice president-finance and administration for PNC in 1989, senior executive vice president in 1997, a director in 1998 and vice chairman in 1999.

      Helen P. Pudlin, director, is senior vice president and general counsel of PNC and PNC Bank. Ms. Pudlin joined PNC in 1989 as general counsel of Provident National Bank (predecessor of PNC Bank) from the law firm of Ballard, Spahr, Andrews & Ingersoll in Philadelphia, where she was a partner. She was elected senior vice president and deputy general counsel for PNC in 1992, became a managing general counsel in 1993, was named senior vice president and general counsel of PNC later in 1993, and became senior vice president and general counsel of PNC Bank in 1998.

      Robert S. Kapito, vice chairman, is head of the portfolio management group, co-head of the equity operating committee, a member of the investment strategy group and a member of the management committee. Mr. Kapito serves as a vice president of BlackRock's family of closed-end mutual funds and of the Smith Barney Adjustable Rate Government Income Fund. Prior to founding BFM in 1988, Mr. Kapito was a vice president in the mortgage products group at The First Boston Corporation.

      Paul L. Audet, managing director, is chief financial officer and a member of the management committee and co-head of the infrastructure operating committee. Prior to joining BlackRock in 1998, Mr. Audet was a senior vice president at PNC, responsible for mergers and acquisitions and for finance at PNC Asset Management Group, Inc. He joined PNC in 1991 as chief financial officer of PNC's eastern operations, which included Provident National Bank in Philadelphia and PFPC Worldwide in Wilmington, Delaware.

      Robert P. Connolly, managing director, is general counsel of BlackRock and a member of the management committee. Mr. Connolly is responsible for all legal affairs of BlackRock. Prior to joining PNC Asset Management Group, Inc. in 1997, Mr. Connolly was managing director and general counsel of New England Funds, L.P. beginning in April 1995. From March 1993 through April 1995, Mr. Connolly was managing director and general counsel of Kroll Associates, Inc., and prior to March 1993, he was managing director and general counsel of Equitable Capital Management Corporation.

Committees of the Board of Directors

      BlackRock has established an executive committee, a compensation committee, an investment committee and a nominating committee. An audit committee will be established after the offerings. As additional persons join our board in connection with and following the offerings, we expect that membership on some of these committees will be modified and that we will appoint other members to some of these committees. Our by-laws provide that, so long as PNC owns a majority of the voting power of our outstanding common stock, the majority of the members of each committee will be directors who are also directors and/or officers of PNC to the extent permitted by applicable law or stock exchange policy.

      The executive committee will be authorized to exercise, between meetings of our board, all of the powers and authority of the board in the direction and management of BlackRock, except as prohibited by applicable law and except to the extent another committee has been accorded authority over the matter. The audit committee will recommend the annual appointment of BlackRock's auditors, with whom the audit committee will review the scope of audit and non-audit assignments and related fees, accounting principles used by BlackRock in financial reporting, internal auditing procedures and the adequacy of BlackRock's risk management, compliance and internal control procedures. The compensation committee will administer BlackRock's stock award and incentive plans and will establish the compensation for BlackRock's executive officers. The investment committee will review and make recommendations to the board of directors regarding investments by BlackRock, including investments in our alternative investment products. The nominating committee will review the qualifications of potential candidates for the board of directors, report its findings to the board of directors and propose nominations for board memberships for approval by the board of directors and submission to the stockholders of BlackRock for elections. Our board may alter the duties of these committees and may establish other committees from time to time to facilitate the management of the business and affairs of BlackRock.

Compensation of Directors

      Directors who are also employees of BlackRock or PNC will receive no compensation for serving as directors or committee members. Non-employee directors will receive total compensation of $50,000 per year, and may elect to receive common stock in lieu of all or a portion of this compensation. See "Executive Compensation--Non-employee Directors Stock Compensation Plan."

Key Employees

      The following table sets forth certain information concerning key employees of BlackRock. The ages listed below are as of January 1, 1999.

        Name                                               Age Position
        ----                                               --- --------
        Keith T. Anderson.................................  39 Managing Director
        Rosemarie F. Bruno................................  39 Managing Director
        Daniel B. Eagan...................................  36 Managing Director
        Hugh R. Frater....................................  43 Managing Director
        Henry Gabbay......................................  51 Managing Director
        Bennett W. Golub..................................  41 Managing Director
        Charles S. Hallac.................................  34 Managing Director
        Barbara G. Novick.................................  38 Managing Director
        Karen H. Sabath...................................  33 Managing Director
        Susan L. Wagner...................................  37 Managing Director
        William J. Wykle..................................  61 Managing Director

      Keith T. Anderson, managing director, is chief investment officer, fixed income and co-chair of the investment strategy group, as well as co-head of the fixed income operating committee and a member of BlackRock's management committee. Mr. Anderson also serves as a vice president of BlackRock's family of closed-end mutual funds. Prior to founding BFM in 1988, Mr. Anderson was a vice president in fixed income research at The First Boston Corporation.

      Rosemarie F. Bruno, managing director, is director of human resources and a member of the management committee. Ms. Bruno is responsible for the firm's human resources strategy, programs and policies. Prior to joining BlackRock in 1998, Ms. Bruno was the New York Metro Region Human Resources Director for Kwasha HR Solutions of PricewaterhouseCoopers.

      Daniel B. Eagan, managing director, is a senior portfolio manager, equities, a member of the equity operating committee and a member of the management committee. His primary responsibility is as lead manager for large-cap value and enhanced core equity portfolios. He is also the co-manager for small-cap value products. Before joining PNC Asset Management Group in 1994, Mr. Eagan was a senior research consultant for William M. Mercer Asset Planning, Inc.

      Hugh R. Frater, managing director, is president and director of Anthracite Capital, Inc., head of the real estate operating committee and a member of the management committee. Anthracite Capital, Inc. is a REIT that was created by BlackRock in 1998. Prior to forming the REIT, Mr. Frater co-headed BlackRock's account management group. Before joining BFM in 1988, Mr. Frater was a vice president in investment banking at Lehman Brothers Inc.

      Henry Gabbay, Ph.D., managing director, is the head of the fund administration and operations group and is a member of the management committee. Dr. Gabbay also serves as treasurer for BlackRock's family of closed-end mutual funds. Prior to joining BFM in 1989, Dr. Gabbay was a vice president in the finance department at The First Boston Corporation.

      Bennett W. Golub, Ph.D., managing director, is co-head of the risk management and analytics group, a member of the investment strategy group and the credit committee, and a member of the management committee. Prior to founding BFM in 1988, Dr. Golub was a vice president at The First Boston Corporation.

      Charles S. Hallac, managing director, is co-head of the risk management and analytics group, a member of the investment strategy group and a member of the management committee. Prior to joining BFM in 1988, Mr. Hallac was an associate in the mortgage products group at The First Boston Corporation.

      Barbara G. Novick, managing director, is head of the account management group, co-head of the fixed income and equity operating committees and a member of the management committee. Prior to founding BFM in 1988, Ms Novick was a vice president in the mortgage products group at The First Boston Corporation.

      Karen H. Sabath, managing director, is head of the funds group and the funds operating committee and a member of BlackRock's management committee. Ms. Sabath also serves as the secretary for BlackRock's family of closed-end mutual funds. Prior to joining BFM in 1988, Ms. Sabath was an associate in the mortgage products group at The First Boston Corporation.

      Susan L. Wagner, managing director, is head of the strategy and product development group, co-head of the infrastructure operating committee and a member of the management committee. Ms. Wagner serves as a director of BlackRock's offshore funds and an officer of BlackRock's alternative investment vehicles. Prior to founding BFM in 1988, Ms. Wagner was a vice president in the mortgage and savings institutions group at Lehman Brothers Inc.

      William J. Wykle, managing director, is a senior portfolio manager, equities, a member of the equity operating committee and a member of the management committee. His primary responsibility is lead manager on the mid-small- and micro-cap growth products, for which he oversees the investment management and research process. Before joining PNC Asset Management Group in 1986, Mr. Wykle was a senior vice president and chief investment officer at One Valley Bancorp of West Virginia.

                             EXECUTIVE COMPENSATION

Summary of Compensation

      The following summary compensation table sets forth information concerning compensation earned in the fiscal year ended December 31, 1998, by BlackRock's chief executive officer and its other four most highly compensated executive officers (the "named executive officers").

                        Summary Compensation Table--1998

                                 Annual Compensation
                           --------------------------------------
                                                        Other
         Name and                                       Annual     All Other
    Principal Position      Salary       Bonus       Compensation Compensation
    ------------------     --------    ----------    ------------ ------------
 Laurence D. Fink......... $300,000    $5,641,855       $  --       $281,217(1)
 Chairman and Chief
  Executive Officer
 Ralph L. Schlosstein..... $225,000    $3,435,163       $  --       $178,276(2)
 President
 Robert S. Kapito......... $150,000    $4,586,736       $  --       $163,068(3)
 Vice Chairman
 Paul L. Audet............ $257,692(4) $  300,000(5)    $1,260(6)   $ 43,285(7)
 Chief Financial Officer
 Robert P. Connolly....... $250,000(8) $  210,000       $  --       $ 40,338(9)
 General Counsel

--------

(1) Includes $9,600 matching contribution to Incentive Savings Plan, $8,400 contributions to the non-qualified plan, $263,217 for value of discount to fair market value of purchased stock.

(2) Includes $9,600 matching contribution to Incentive Savings Plan, $3,900 contributions to the non-qualified plan, $164,776 for value of discount to fair market value of purchased stock.

(3) Includes $9,000 matching contributions to Incentive Savings Plan, $154,068 for value of discount to fair market value of purchased stock.

(4)  $40,000 as BlackRock Executive.

(5)  $200,000 as BlackRock Executive.

(6)  Reimbursement from PNC for certain tax liabilities (club membership).

(7)  $6,913 KEEP premium paid by PNC Bank Corp and $36,372 for relocation.

(8)  $182,692 as BlackRock Executive.

(9) Includes $5,192 matching contribution to Incentive Savings Plan, $22,812 for relocation and $12,334 for value of discount to fair market value of purchased stock.

PNC Stock Options

      The following table sets forth information concerning the grant of PNC stock options to each of BlackRock's named executive officers during the last fiscal year.

                     PNC Option Grants in Last Fiscal Year

                                     Individual Grants
                      ------------------------------------------------
                                  % of Total
                      Number of     Options                             Grant
                      Securities  Granted to                             Date
                      Underlying PNC Employees   Exercise              Present
                       Options     in Fiscal     or Base    Expiration  Value
        Name          Granted(1)     Year      Price ($/SH)    Date     ($)(2)
        ----          ---------- ------------- ------------ ---------- --------
Laurence D. Fink.....   35,000       1.00%       $57.8125    5/28/08   $335,000
Ralph L.
 Schlosstein.........   25,000       0.72%       $57.8125    5/28/08   $239,500
Robert S. Kapito.....   10,000       0.29%       $57.8125    5/28/08   $ 95,800
Paul L. Audet........   15,000       0.43%       $54.7188    2/19/08   $134,400
Robert P. Connolly...    7,400       0.21%       $54.7188    2/19/08   $ 66,304

--------
(1) The options granted to Messrs. Fink, Schlosstein and Kapito have a grant date of May 28, 1998, and became exercisable on May 28, 1999. The options granted to Messrs. Audet and Connolly have a grant date of February 19, 1998, and became exercisable on February 19, 1999.

(2) The chart below shows, by option grant date, the assumptions used to determine the grant date present value per option. BlackRock or PNC Bank in no way intends to provide any predictions or assurances with respect to option or common stock values, as some of the underlying assumptions are highly subjective.

                                       Annualized                    Dollar
                                       Risk Free  Estimated          Value
    Grant   Market Exercise             Rate of    Useful   Dividend   Of
    Date    Price   Price   Volatility   Return     Life     Yield@  Option
    -----   ------ -------- ---------- ---------- --------- -------- ------
   2/19/98  $54.72  $54.72    0.198       5.57%    6 Years    4.40%  $8.96
   5/28/98  $57.81  $57.81    0.199       5.65%    6 Years    4.40%  $9.58

Exercise of PNC Options

      The following table sets forth information concerning the exercise of PNC stock options during the last fiscal year by each of BlackRock's named executive officers and the fiscal year-end value of unexercised options.

  Aggregated Option Exercises in Last Fiscal Year, and Fiscal Year-End Option
                                     Values

                                                Number of Securities
                           Shares                    Underlying           Value of Unexercised
                         Acquired on  Value      Unexercised Options      In-the-Money Options
                          Exercise   Realized         at FY-End                 at FY-End
                         ----------- -------- ------------------------- -------------------------
          Name                                Exercisable Unexercisable Exercisable Unexercisable
          ----                                ----------- ------------- ----------- -------------
Laurence D. Fink........      --     $    --    40,000       35,000      $956,250       $ --
Ralph L. Schlosstein....   30,000    $499,376      --        25,000      $    --        $ --
Robert S. Kapito .......      --     $    --     9,400       10,000      $ 96,937       $ --
Paul L. Audet...........      --     $    --    12,700       15,000      $130,968       $ --
Robert P. Connolly......      --     $    --       --         7,400      $    --        $ --


PNC Defined Benefit or Actuarial Plan

      Mr. Audet and Mr. Connolly are the only BlackRock executive officers who participate in PNC's pension plan. Mr. Audet and Mr. Connolly would receive estimated total annual benefits (including those payable by supplemental non-qualified pension plans) upon retirement at age 65 equal to $320,939 and $96,772, respectively. The benefits have been projected assuming that (a) Mr. Audet's and Mr. Connolly's salary remain constant and (b) the 30-year U.S. Treasury Bond rate until retirement is 7.0%.

Employment Agreements

      BlackRock has entered into employment agreements and stock arrangements with the named executive officers that are designed to retain their services through compensation and equity arrangements.

      BlackRock intends to enter into new employment agreements with the named executive officers which will become effective when the offerings are completed. The named executive officers are generally referred to as "executives." These employment agreements will provide for compensation for each executive in the form of an annual base salary and an annual bonus in an amount determined by BlackRock and will provide that BlackRock's management committee will manage the day-to-day operations of BlackRock. Generally, these agreements will expire on December 31, 2002.

      The employment agreements will provide that the employment of an executive will terminate upon the death or disability of the executive, and may be terminated by BlackRock for cause or good reason or by the executive by reason of a deficient opportunity (as defined below). Other than Mr. Fink's employment agreement, the employment agreements will provide that the determination as to whether an executive's termination of employment is for cause or good reason can only be made by BlackRock's chief executive officer and a majority of the members of its management committee, other than that executive. Mr. Fink's employment will provide that such a determination may only be made by BlackRock's board of directors.

      The employment agreements will also provide that, following a change in control of BlackRock (as defined below under "Certain Relationships and Related Transactions--IPO Agreement--Change in Control of BlackRock") or a change in control of PNC (as defined below under "Certain Relationships and Related Transactions --IPO Agreement--Change in Control of PNC"), an executive will be entitled to a severance payment equal to either one times or two times the executive's total compensation upon the termination of the executive's employment by BlackRock without cause or good reason or by the executive by reason of a deficient opportunity, subject to the executive's compliance with the surviving provisions of the employment agreement.

      The employment agreements will also provide that, in the event that BlackRock's management committee ceases to manage the day-to-day operations of BlackRock without its consent, the restrictions on transferring of BlackRock shares described under "Description of Capital Stock--Stockholders Agreement" will lapse on the earlier of (i) the date or dates such restrictions would otherwise have lapsed or (ii) the first anniversary of the date on which BlackRock's chief executive officer and its management committee ceased managing the day-to-day operations of BlackRock.

      The employment agreements will also contain various restrictive covenants applicable to the executive during his employment and upon the termination of the executive's employment, including provisions relating to non-disparagement, non-solicitation of clients, non-hiring of employees and non-disclosure of confidential information and, for some executives, non-competition.

      For purposes of some of the employment agreements, "deficient opportunity" occurs if (i) the executive does not have duties, authority and reporting responsibilities in BlackRock which are substantially equivalent to or greater than those as of the beginning of his or her term of employment, unless otherwise mutually agreed upon, (ii) the executive's principal work location is relocated beyond a specified geographic area, unless otherwise mutually agreed upon or at the direction of the chief executive officer or
(iii) there occurs a change in control of BlackRock or a change in control of PNC and, at the direction of the entity causing such change in control and without the consent of the chief executive officer, the sum of (1) the aggregate annual salary and bonus earned by the executive with respect to the fiscal year in which the change in control occurs or with respect to either of the two succeeding fiscal years and (2) the value of other incentive awards granted to the executive in the applicable fiscal year, is less than the sum of
(x) the average annual salary and bonus paid to or earned by the executive with respect to the two fiscal years immediately preceding the year in which such change in control occurs and (y) the average value of other incentive awards granted to the executive in the two fiscal years immediately preceding the year in which such change in control occurs, unless the reason that the sum of (1) and (2) is less than the sum of (x) and (y) is because of the adverse financial performance of BlackRock during the applicable fiscal year.

      For other employment agreements, "deficient opportunity" (as described above) only occurs following a change in control of BlackRock or a change in control of PNC.

BlackRock, Inc. 1999 Stock Award and Incentive Plan

      Prior to the completion of the offerings, the board of directors of BlackRock will adopt and the stockholders will approve the BlackRock, Inc. 1999
Stock Award and Incentive Plan (the "Award Plan"). A maximum of         shares
of common stock has been reserved for issuance under the Award Plan. The number of shares authorized is generally subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange, or other similar corporate transaction or event.

      Pursuant to the Award Plan, BlackRock may grant awards which may consist of:

     . stock options, including incentive stock options and nonqualified stock options;

     . stock appreciation rights, either in connection with stock options granted under the Award Plan or independently of options;

     .  restricted stock;

     .  restricted stock units; and/or

     .  dividend equivalents and other stock or cash-based awards.

      The Award Plan will be administered by the compensation committee established by the board of directors, and the compensation committee will make awards in a manner that satisfies Rule 16b-3 under the Exchange Act. The compensation committee shall have full authority, subject to the provisions of the Award Plan, to, among other things, determine the persons to whom awards will be granted, determine the terms and conditions (including any applicable performance criteria) of the awards, and prescribe, amend and rescind rules and regulations relating to the Award Plan.

      Grants of awards may be made under the Award Plan to selected employees and independent contractors of BlackRock and its present or future affiliates, at the discretion of the compensation committee.

Stock options and appreciation rights

      Stock options may be either "incentive stock options," as such term is defined in Section 422 of the Internal Revenue Code, or nonqualified stock options. The exercise price of a nonqualified stock option may be above, at or below the fair market value per share of common stock on the date of grant; the exercise price of an incentive stock option may not be less than the fair market value per share of common stock on the date of grant. The exercise price may be paid in cash or by the surrender or withholding of common stock.

      Stock appreciation rights may be granted alone or together with stock options. A stock appreciation right is a right to be paid an amount equal to the excess of the fair market value of a share of common stock on the date the stock appreciation right is exercised over either the fair market value of a share of common stock on the date of grant (in case of a free standing stock appreciation right) or the exercise price of the related stock option (in case of a tandem stock appreciation right). Payment can be made in cash, common stock or both, as specified in the award agreement or as determined by the compensation committee.

      No person may be granted stock options or stock appreciation rights under the Award Plan in any calendar year representing an aggregate of more than shares of common stock. Stock options and stock appreciation rights will be exercisable at such times and upon such conditions as the compensation committee may determine, as reflected in the applicable award agreement. The exercise period shall be determined by the compensation committee except that, in the case of an incentive stock option, the exercise period shall not exceed ten years from the date of grant of the incentive stock option.

      Except to the extent that the applicable award agreement provides otherwise, in the event of the termination of employment of an employee or termination of the independent contractor relationship, the right to exercise stock options and stock appreciation rights held by such employee or independent contractor will cease.

Restricted stock and restricted stock units

      A restricted stock award is an award of common stock and a restricted stock unit award is an award of the right to receive cash or common stock at a future date. In each case, the award is subject to restrictions on transferability and such other restrictions, if any, as the compensation committee may impose at the date of grant. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, a specified period of employment or the satisfaction of pre-established performance goals, in such installments, or otherwise, as the compensation committee may determine. Except to the extent restricted under the award agreement relating to the restricted stock, a participant granted restricted stock will have all of the rights of a stockholder, including, without limitation, the right to vote and the right to receive dividends on the restricted stock.

      Upon termination of employment or termination of the independent contractor relationship during the applicable restriction period, shares of restricted stock, restricted stock units and accrued but unpaid dividends or dividend equivalents that are subject to restrictions will be forfeited unless the compensation committee provides otherwise. The compensation committee can determine that restrictions or forfeiture conditions relating to restricted stock or restricted stock units will be waived in whole or in part in the event of terminations resulting from specified causes. The compensation committee may in other cases waive in whole or in part the forfeiture of restricted stock.

      No person may be granted restricted stock or restricted stock units under the Award Plan in any calendar year representing an aggregate of more than shares of common stock.

Other awards

      The compensation committee may grant to a participant the right to receive cash or common stock, in each case equal in value to dividends paid with respect to a specified number of shares of common stock. Dividend equivalents may be awarded on a free-standing basis or in connection with another award, and may be paid currently or on a deferred basis. The compensation committee is also authorized to grant common stock as a bonus or to grant other cash awards.

Transferability

      Except as otherwise determined by the compensation committee, awards granted under the Award Plan may be transferred only by will or by the laws of descent and distribution.

Amendment and termination

      The Award Plan may be altered, amended, suspended, or terminated by the board of directors or the compensation committee, in whole or in part, except that no amendment that requires stockholder approval in order for the Award Plan to continue to comply with state law, stock exchange requirements or other applicable law will be effective unless the amendment has received the required stockholder approval. In addition, no amendment may be made which adversely affects any of the rights of any award holder previously granted an award, without the holder's consent.

Outstanding awards

      On            , 1999, BlackRock granted the following stock options to
the following named executive officers:

                                     Individual Grants
                      ------------------------------------------------
                      Number of   % of Total                            Grant
                      Securities    Options                              Date
                      Underlying  Granted to     Exercise              Present
                       Options    Employees in   or Base    Expiration  Value
        Name           Granted    Fiscal Year  Price ($/SH)    Date      ($)
        ----          ---------- ------------- ------------ ---------- --------
Laurence D. Fink.....                    %       $                     $
Ralph L.
 Schlosstein.........
Robert S. Kapito.....
Paul L. Audet........
Robert P. Connolly...

BlackRock, Inc. 1999 Annual Incentive Performance Plan

      Prior to the completion of the offerings, the board of directors of BlackRock will adopt and the stockholders will approve the BlackRock, Inc. 1999 Annual Incentive Performance Plan ("Annual Incentive Plan").

      The purpose of the Annual Incentive Plan is to encourage behavior by Annual Incentive Plan participants that create superior financial performance and strengthen the commonality of interests between the participants and stockholders in creating superior stockholder value.

      The Annual Incentive Plan will be administered by the compensation committee.

      The Annual Incentive Plan provides that any employee who is selected by the compensation committee is eligible to participate in the Annual Incentive Plan. Payment of awards to participants are permitted if, and only to the extent that, performance goals established by the compensation committee are met for the applicable performance period. The performance goals may relate to the performance of BlackRock, a business unit, product line, territory or any combination thereof. Performance goals may also include such objective or subjective performance goals as the compensation committee may, from time to time, establish. Performance goals may include a threshold level of performance below which no award payment will be made and levels of performance at which specified percentages of the target award will be paid, and may also include a maximum level of performance above which no additional award will be paid. The performance measure or measures and the performance goals established by the compensation committee may be different for different performance periods and different goals may be applicable to different divisions or other operational segments.

      A participant's award with respect to a performance period will be paid in cash, but only if the participant is employed by BlackRock on the last day of the applicable performance period. If a participant is terminated by BlackRock for cause prior to the date on which the payment of awards is made, the participant will forfeit all claims to unpaid amounts earned or otherwise due under the Annual Incentive Plan.

      The board or the compensation committee may from time to time amend, suspend or discontinue the Annual Incentive Plan. No amendment, however, shall affect adversely any of the rights of any participant under any award following the end of the applicable performance period.

      Since benefits under the Incentive Bonus Plan will be determined by the compensation committee and performance goal criteria may vary from performance period to performance period and from participant to participant, benefits to be paid under the Incentive Bonus Plan are not determinable at this time.

Non-employee Directors Stock Compensation Plan

      Prior to the completion of the offerings, the board of directors of BlackRock will adopt and the stockholders will approve the Non employee Directors Stock Compensation Plan. The purpose of the director plan is to encourage members of the board of directors who are not also employees of BlackRock or any of its subsidiaries and who receive fees for their services to acquire additional stock ownership interests in BlackRock. The following is a description of the material terms of the director plan, and as such is qualified in its entirety by the actual terms of the director plan.

      Only outside directors are eligible to participate in the director plan. The director plan will be administered by the compensation committee. The board of directors may at any time alter, amend, suspend or terminate the director plan.

      Each outside director may elect that a specified percentage of his or her future compensation as a director be paid in shares of common stock rather than in cash. Shares of common stock issuable to an outside director under the director plan will be transferred to the outside director as soon as practicable following the end of each calendar quarter.

      The total number of shares of common stock to be transferred on each such date will be determined by dividing:

          (a)the product of (1) the percentage of compensation elected by the outside directors and (2) the outside director's compensation payable for services rendered in the calendar quarter with respect to which such transfer is being made; by

          (b)the fair market value (as defined in the director plan) of a share of class A common stock on the last day of such calendar quarter. Cash will be paid in lieu of any fractional shares of class A common stock.

      Because awards under the director plan depend on elections by outside directors, and no elections have been made, the awards to be made in 1999 have not been determined.

                         OWNERSHIP OF THE COMMON STOCK

      The following table sets forth certain information with respect to the beneficial ownership of the common stock as of June 30, 1999; by:

     . Each person who is known by us to own beneficially more than 5% of the outstanding shares of common stock;

     .  Each of our directors;

     . Our executive officers named in the "Summary Compensation Table" on page 52 of this prospectus; and

     .  All of our directors and executive officers as a group.

      Except as otherwise noted, the beneficial owners named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

                             Beneficial Ownership Prior to        Beneficial Ownership After
                                       Offerings                          Offerings
                          ------------------------------------ --------------------------------
                                      Percent of   Percent of          Percent of   Percent of
                                       class A      class B             class A      class B
                                     common stock common stock        common stock common stock
                            Number   outstanding  outstanding  Number outstanding  outstanding
                          ---------- ------------ ------------ ------ ------------ ------------
PNC Asset Management
 Inc.
 One PNC Plaza
 249 Fifth Avenue
 Pittsburgh, PA 15222...  44,935,000    0.00%        81.73%
Laurence D. Fink........   1,867,189    0.00%         3.40%
Ralph L. Schlosstein....   1,168,899    0.00%         2.13%
Robert S. Kapito........   1,092,978    0.00%         1.99%
Thomas H. O'Brien.......         --     0.00%         0.00%
James E. Rohr...........         --     0.00%         0.00%
Walter E. Gregg, Jr.....         --     0.00%         0.00%
Helen P. Pudlin.........         --     0.00%         0.00%
Paul L. Audet...........     165,000    0.00%         0.30%
Robert P. Connolly......      28,468    0.00%         0.05%
All directors and
 executive officers as a
 group (9 persons)......   4,322,534    0.00%         7.86%

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Background

      BFM was acquired by PNC on February 28, 1995 for total consideration of $240 million. PNC accounted for the acquisition by contributing $10 million of equity capital and utilized "push down" accounting to record approximately $230 million of debt and approximately $240 million of goodwill on the books of BFM. Outstanding debt included a $94 million unsecured note payable to certain partners of BFM through February 2000 with the balance ultimately representing amounts borrowed from PNC Bank under a $175 million revolving credit facility.

Equity Offering to Employees of BFM

      In July 1997, PNC retained an independent investment bank to assist in the valuation of PNC's investment management business, including a fair market valuation of BFM in connection with a proposed sale of equity to employees. PNC's objectives were to establish a long-term retention program for key employees and to more closely align PNC and employee interests in generating stockholder value growth. On January 31, 1998, PNC sold 30,000 shares of BFM restricted stock with a fair value of $999.36 per share to key employees at a purchase price of $966.00 per share. PNC retained 70,000 shares or a 70% ownership interest in BFM. BFM received $29.0 million in proceeds from the sale and recorded compensation expense of $1.0 million reflecting the purchase price discount from fair value.

      In connection with these offerings, BFM, PNC and certain employees of BFM entered into a stockholders agreement. The stockholders agreement restricts transfer of BFM employee shares until restrictions are ratably removed on December 31, 2000, 2001 and 2002, as applicable, or earlier in certain situations. The stockholders agreement, among other things, also requires holders of restricted stock who voluntarily terminate their employment with BFM to sell their shares back to BFM at the lower of cost or fair market value and provides a right of first refusal in the favor of PNC and BFM employee stockholders before any sale of BFM stock to a third party. See "Description of Capital Stock--Common Stock--Stockholders Agreement" for a more complete description of these terms.

Formation Transactions

      On March 31, 1998, PNC contributed BFM and certain of its other investment management subsidiaries into a new holding company. The contribution was recorded at historical book value as a combination of entities under common control. On the formation date, BFM's employee stockholders and PNC exchanged their shares in BFM for an equal number of shares in BlackRock with PNC receiving $12.3 million in cash dividends and an additional 94,000 shares of stock representing the value of PNC's other contributed investment management businesses. As part of the formation, BlackRock also offered to sell an additional 5,507 shares of restricted stock with a market value of $1,085.15 per share to key employees of PNC's other contributed businesses at a per share price of $966.00. These stock transactions were completed in May 1998 with all employee stockholders, including BFM employees, required to execute a new stockholders agreement with BlackRock and PNC containing the same provisions previously outlined in the sale of stock to employees of BFM. Proceeds from the second sale of stock were $5.3 million with BlackRock recording an additional $0.7 million in compensation expense. At December 31, 1998, there were five forward sale agreements to purchase restricted stock outstanding with certain key employees. These agreements totaled 637 additional shares at an initial price per share of $966.00 plus an imputed annual financing charge of 12%. Each of the shares of BlackRock stock owned by PNC and BlackRock employees at the completion of the offering will be reclassified into 275 shares of class B common stock.

Transactions with PNC and Its Subsidiaries

      After completion of the offerings, PNC will beneficially own
approximately   % of the combined voting power and   % of the equity of
BlackRock's outstanding common stock (approximately   % of the voting power and
  %, of the equity, if the underwriters over-allotment options are exercised in full).

      BlackRock provides risk management advisory services to PNC's corporate and line of business asset/liability management committees ("ALCO") for which it received an annual fee of $3.0 million for 1996, 1997 and 1998 and $2.5 million for the six months ended June 30, 1999. Effective June 1, 1998, BlackRock entered into an agreement with PNC's private banking group to provide model portfolio and investment research services for $4.4 million per year. Total fees earned in 1998 were $2.6 million and total fees earned through June 30, 1999 were $2.2 million.

      BlackRock acts as the investment adviser for certain commingled funds or separate accounts which are either sponsored by PNC affiliated entities or are PNC clients. In most instances, these advisory and administration services are provided in accordance with formal advisory agreements. BlackRock is generally compensated on the basis of fees calculated as a percentage of the market value of the assets under management. Investment advisory and administration fees associated with PNC affiliated entities for the years ended December 31, 1996, 1997 and 1998 amounted to $10.3 million, $13.1 million and $11.0 million, respectively. The decrease in 1998 was attributable to the May 1998 conversion of $8.2 billion in PNC commingled common trust fund assets into the BlackRock Funds.

      At June 30, 1999, clients of PNC affiliated entities maintained approximately $19.9 billion of investments in the BlackRock Funds, which represents approximately 80% of the assets in the BlackRock Funds. For the year ended December 31, 1998, BlackRock earned approximately $69 million in investment advisory and administrative fees on PNC client investments in the BlackRock Funds and for the six months ended June 30, 1999 earned approximately $50.0 million. As a result of the formation and the common trust fund conversion, BlackRock and PNC entered into a memorandum of understanding in 1998 establishing the services to be provided and fees to be paid to PNC affiliated entities associated with maintaining their client investments in the BlackRock Funds. BlackRock also pays co-administration fees to a PNC mutual fund servicing affiliate for administrative services provided to the Provident Institutional Funds. Costs for these services are based on a percentage of the market value of assets under management. Fund administration and servicing costs-affiliates for the years ended December 31, 1996, 1997 and 1998 were $19.6 million, $27.3 million and $53.0 million, respectively, and were $36.3 million for the six months ended June 30, 1999. The increase in expense for 1998 and the six months ended June 30, 1999, was largely due to the May 1998 common trust fund conversion.

      Pursuant to an administrative services agreement, PNC provides BlackRock with certain management and administrative services. The services include legal, audit, employee benefit, payroll and information services. As consideration for these services, BlackRock pays PNC a monthly fee based on actual usage of the services or on defined formulas which, in management's view, result in reasonable charges. Total expense for these services was $6.9 million, $3.0 million and $3.3 million for the years ended December 31, 1996, 1997 and 1998 respectively, and was $2.0 million for the six months ended June 30, 1999.

      Pursuant to a master lease agreement with an affiliate of PNC, BlackRock currently leases approximately 22,500 square feet of office space at 400 Bellevue Parkway, Wilmington, Delaware 19805 and 24,000 square feet of office space at 1600 Market Street, Philadelphia, Pennsylvania 19103. The lease is subject to annual renewal and calls for annual lease payments of approximately $1.4 million. BlackRock believes that the price and other terms under the lease are at least as favorable as prices and terms being offered generally in the same marketplaces by unrelated parties for comparable space.

      Debt of $153 million at June 30, 1999 included $125 million outstanding on a $175 million revolving line of credit facility with PNC Bank and a $28 million unsecured note due February 28, 2000 with B.P. Partners, L.P. BlackRock's outstanding debt largely reflects amounts remaining from PNC's acquisition of BFM on February 28, 1995. B.P. Partners, L.P. is a limited partnership comprised of former partners of BFM who received notes as part of the purchase price for BFM. The revolving credit facility dated February 28, 1996, as amended, bears interest at PNC Bank's prime rate and is not terminable by the bank except in the event of a default. The unsecured note bears interest at a fixed rate of 7.5% and is unconditionally guaranteed by PNC. BlackRock repaid $18.8 million on February 28, 1999 and $28.2 million is due on February 28, 2000. Interest expense paid by BlackRock for the years ended December 31, 1996, 1997 and 1998 was $20.0 million, $20.2 million and $13.3 million, respectively, and was $7.1 million for the six months ended June 30, 1999. BlackRock intends that net proceeds from the offerings will be used to repay a portion of the outstanding indebtedness under the revolving credit facility with PNC Bank.

Tax Sharing Policy and Tax Disaffiliation Agreement

      BlackRock will participate in the PNC and PNC Asset Management, Inc. tax sharing policies through the completion of the offerings. The PNC tax sharing policy provides, among other things, that the consolidated federal income tax liability for all 80% or more owned subsidiaries of PNC included in the PNC consolidated federal income tax return will generally be allocated to each subsidiary based on their separately calculated liability. Because BlackRock and its subsidiaries were not eligible to join PNC's consolidated federal income tax return after March 31, 1998, the provisions of such policy related to federal income taxes were not applicable to BlackRock for federal income tax periods beginning after that date. BlackRock has, however, participated in the PNC Asset Management, Inc. tax sharing policy, the provisions of which are generally identical to those of the PNC tax sharing policy, with respect to PNC Asset Management, Inc. consolidated federal income tax returns for taxable periods beginning after March 31, 1998. BlackRock will be subject to the state and municipal provisions of the PNC tax sharing policy through the completion of the offerings. The PNC tax sharing policy generally provides that state and municipal income tax liabilities are determined as if each PNC subsidiary has filed a separate return. In the event that a state or municipality imposes income and/or franchise taxes on two or more individual PNC subsidiaries, on a consolidated, combined or unitary basis, the income tax liability is allocated to those subsidiaries whose business operations generated the liability.

      Prior to the completion of the offerings, PNC and BlackRock will enter into a tax disaffiliation agreement (the "Tax Disaffiliation Agreement") that will set forth each party's rights and obligations with respect to income tax payments and refunds for taxable periods before and after the completion of the offerings and will also address related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities.

      As described above, prior to the completion of the offerings, BlackRock and its subsidiaries will be included in consolidated, combined and unitary income and franchise tax returns with PNC and/or certain of its subsidiaries, including PNC Asset Management, Inc. Under the Tax Disaffiliation Agreement, PNC or PNC Asset Management, Inc. will be responsible for preparing and filing all of such consolidated, combined and unitary income tax returns. In addition, BlackRock will generally agree to indemnify PNC and PNC Asset Management, Inc. for income taxes relating to the taxable period, or portion thereof, beginning before the completion of the offerings to the extent such income taxes are attributable to BlackRock. BlackRock's share of the income tax liability with respect to federal consolidated income tax returns including PNC and/or PNC Asset Management, Inc. generally will be based upon the tax liability that would have been incurred by BlackRock and its subsidiaries if such group had filed its own federal consolidated income tax return and with respect to state or municipal combined or unitary income or franchise tax returns including PNC and/or certain of its subsidiaries will generally be based upon an allocation to BlackRock of a percentage of the total tax liability based upon BlackRock's level of activity in such state or municipality. PNC and PNC Asset Management, Inc. will agree to indemnify BlackRock for all other income and franchise taxes relating to the taxable period, or portion thereof, ending on or before the completion of the offerings. PNC and PNC Asset Management, Inc. also will have exclusive control over any audits or other proceedings involving claims made by taxing authorities with respect to such consolidated, combined or unitary tax returns, notwithstanding that such audits or proceedings may result in a liability to BlackRock under the Tax Disaffiliation Agreement. PNC is obligated to consult with BlackRock and take the best interests of all parties into account in the conduct of such audits or proceedings.

      Upon completion of the offerings, BlackRock will begin filing its own separate consolidated federal income tax return for taxable periods beginning after the date of the offerings. BlackRock will file separate

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state and municipal income and franchise tax returns or may be included in state and municipal income and franchise tax returns with one or more PNC subsidiaries on a combined or unitary basis. If BlackRock is included in a group's combined or unitary state or municipal income tax filing with other PNC subsidiaries, BlackRock's share of the group's liability will generally be based upon an allocation to BlackRock of a percentage of the total tax liability based upon BlackRock's level of activity in such state or municipality.

IPO Agreement

General

      We have entered into an Initial Public Offering Agreement with PNC and PNC Asset Management, Inc. which governs our respective rights and duties with respect to the offerings, and sets forth covenants we and PNC have agreed to for various periods following the offerings.

Subsequent issuances of common stock and additional purchases of common stock by PNC

      The IPO Agreement provides that at any time following the offerings until the date on which PNC or another person (a "PNC transferee") beneficially owns less than a majority of the voting power of our capital stock (the "Trigger Date"), we will not, without PNC's prior written consent, issue any shares of capital stock or any rights, warrants or options to acquire our capital stock. The IPO Agreement further provides that until the Trigger Date, if we issue common stock, PNC will be entitled, but not required, to purchase from BlackRock a number of shares of common stock when it is issued so that PNC would continue to maintain the same proportionate economic and voting rights after the issuance as it had before the issuance of common stock. If we issue common stock for cash, PNC must pay the same per share price to purchase additional shares. In all other cases, the price that PNC must pay to purchase the additional shares of capital stock shall be the fair value of the class of capital stock and, with respect to class A common stock and class B common stock, shall be equal to the average of the closing prices of the class A common stock reported on the NYSE for the ten trading days prior to the completion of the issuance giving rise to PNC's additional purchase right.

Change in control of PNC or BlackRock

      The IPO Agreement provides that if there is a change in control of PNC or BlackRock at any time following the offerings until the Trigger Date, PNC or its successor must offer to purchase all of our outstanding common stock not held by PNC or its successor (i.e., stock held by public stockholders and employee stockholders) at a "fair value" if, within 12 months following the anniversary of the effective date of change in control of PNC or BlackRock, a committee consisting of all of our independent directors immediately prior to such a change in control determines that the fundamental economics and prospects of our business will be materially and adversely affected as a result of the change in control of PNC or BlackRock.

      The "fair value" of our capital stock would be determined through good faith negotiation by a special committee of our board of directors and PNC or its successor. However, if we were unable to agree on a fair value, then the fair value would be determined by two nationally recognized investment banking or business appraisal firms--one selected by PNC or its successor and one selected by the special committee. If these two firms were unable to agree on the fair value of our capital stock, they would jointly select a third nationally recognized investment banking or business appraisal firm which would resolve any disputes between the two original firms and conclusively determine the fair value of our capital stock. Fair value of our common stock will be determined by reference to, among other factors, the trading value of our common stock prior to the announcement of the change in control of PNC or BlackRock.

      A "change in control of PNC" will be deemed to occur if, whether by an actual or threatened proxy contest, including a consent solicitation, or any merger, reorganization, consolidation or similar transaction, persons who are directors of PNC immediately prior to the proxy contest or execution of the agreement

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pursuant to which the transaction is consummated cease to constitute a majority of the board of directors of PNC or any successor entity immediately following the proxy contest or the consummation of the transaction. In making the determination as to whether a majority of the board of directors consists of persons who served as directors prior to the proxy contest or other transaction, any director whose initial assumption of office was in connection with a prior actual or threatened proxy contest will not be deemed to be a prior director regardless of when the individual took office.

      A "change in control of BlackRock" will be deemed to have occurred if (i) due to a transfer of voting stock, a person other than PNC or its affiliates holds a majority of the voting power of the voting stock of BlackRock or (ii) whether by virtue of an actual or threatened proxy contest (including a consent solicitation) or any merger, reorganization, consolidation or similar transaction, persons who are directors of BlackRock immediately prior to such proxy contest or the execution of the agreement pursuant to which such transaction is consummated (other than a director whose initial assumption of office was in connection with a prior actual or threatened proxy contest) cease to constitute a majority of the board of directors of BlackRock or any successor entity immediately following such proxy contest or the consummation of such transaction.

Other BlackRock Covenants

      After the offerings, PNC will continue to own a significant portion of our outstanding voting stock. As a result, PNC will continue to include us as a "subsidiary" for various financial reporting, accounting and other purposes. Accordingly, we have agreed to certain covenants in the IPO Agreement. Certain of these covenants are described below:

      Financial information. We have agreed that, for so long as PNC is required to consolidate our results of operations and financial position or account for its investment in BlackRock using the equity method of accounting or for such longer time as may be required by applicable banking laws as a result of PNC's investment in BlackRock, and subject to appropriate confidentiality provisions to protect the confidentiality commitments we have made to our customers, we will:

     . provide PNC full access to our books and records, including budgets and financial projections;

     . present our financial information in a manner consistent with PNC's accounting policies and procedures; and

     . cooperate fully with PNC in connection with public disclosures and regulatory reporting.

      We have generally agreed to indemnify PNC and its affiliates against all liabilities arising out of any incorrect, inaccurate or incomplete financial and other information we provide to PNC pursuant to the terms of the IPO Agreement.

      Other covenants. Until the Trigger Date, we have agreed that:

     . we will not, without PNC's prior written consent, which it may withhold in its sole and absolute discretion, take any action which limits PNC's ability to freely sell, pledge or otherwise dispose of shares of our capital stock or limits the legal rights of or denies any benefit to PNC as a BlackRock stockholder in a manner not applicable to BlackRock stockholders generally; and

     . to the extent that PNC is a party to, or enters into, any agreements that provide that certain actions of PNC's subsidiaries may result in PNC being in breach or default under such

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

        agreements, and we have been advised of the existence of such agreements, we will not take any actions that may result in PNC being in breach or default under any such agreement. PNC will not, however, enter into any agreements that would materially restrict BlackRock's business as currently conducted.

Expenses

      In general, unless otherwise provided for in the IPO Agreement or any other agreement, we and PNC will pay our respective costs and expenses incurred in connection with the offerings.

PNC transferees

      Any PNC transferee will be bound by the IPO Agreement and have the rights and obligations of PNC under the IPO Agreement.

Registration Rights Agreement

      PNC and our employees who hold shares of class B common stock cannot freely sell such shares without registration under the Securities Act. Accordingly, we have entered into a Registration Rights Agreement with PNC Asset Management, Inc. and our employee stockholders to provide them with registration rights relating to shares of our class A common stock into which their shares of class B common stock are convertible. No shares may be sold under the Registration Rights Agreement until the expiration of the 180-day lock-up period. See "Shares Eligible for Future Sale."

      Shares covered. The Registration Rights Agreement covers the shares of our common stock that are held by PNC and our employee stockholders or that PNC or our employee stockholders may acquire in the future.

      Demand Registrations. PNC or employee stockholders holding a majority interest of the class B common stock held by all employee stockholders may request registration under the Securities Act of all or any portion of our shares covered by the Registration Rights Agreement.

    . Terms of each offering. PNC or the employee stockholders will designate the terms of each offering effected pursuant to a Demand Registration, which may take any form, including an underwritten public offering or a shelf registration;

    . Timing of demand registration. We are not required to undertake a Demand Registration within 90 days of the effective date of a previous Demand Registration. Also, we have the right to postpone the filing or effectiveness of any Demand Registration for up to 90 days if in our reasonable judgment such registration would interfere with any existing proposal or plans by our company to engage in certain material transactions, provided, however, that we may exercise this right only for a total of 90 days in any 12-month period.

      Piggyback registrations. The Registration Rights Agreement also provides for certain "piggyback" registration rights for PNC and our employee stockholders. Whenever we propose to register any of our securities under the Securities Act for ourselves or others, subject to certain customary exceptions, we must provide prompt notice to PNC and our employee stockholders and use our reasonable best efforts to include in such registration all shares of our stock which PNC or our employee stockholders request to be included.

      Registration procedures and expenses. The Registration Rights Agreement sets forth customary registration procedures, including a covenant by us to use our reasonable best efforts to make available our senior management for road show presentations. All registration expenses incurred in connection with the Registration Rights Agreement, including all filing fees, fees and expenses of compliance with securities and/or

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


blue sky laws, financial printing expenses, fees and disbursements of custodians, transfer agents, exchange agents and/or information agents, and fees and disbursements of counsel for our company and all independent certified public accountants, underwriters, excluding discounts and commissions, and other persons retained by us will be paid by us.

      Indemnification. The Registration Rights Agreement contains customary indemnification and contribution provisions by us for the benefit of PNC, our employee stockholders and any underwriters and by PNC and our employee stockholders for the benefit of us and any underwriters with respect to information provided by PNC or our employee stockholders.

      Transfer. PNC and our employee stockholders may transfer shares covered by the Registration Rights Agreement and the holders of such transferred shares will be entitled to the benefits of the Registration Rights Agreement, provided that each such transferee agrees to be bound by the terms of the Registration Rights Agreement. Such transferees will be entitled to the rights available to PNC or our employee stockholders described above. Any successor entities to our company will be bound by the terms of the Registration Rights Agreement.

      Duration. The registration rights under the Registration Rights Agreement will remain in effect with respect to any shares of our common stock until:

     . such shares have been sold pursuant to an effective registration statement under the Securities Act;

     . such shares have been sold to the public pursuant to Rule 144 under the Securities Act, or any successor provision;

     . such shares have been otherwise transferred to a person who is not PNC or an employee stockholder; and

     .  such shares have ceased to be outstanding.

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                          DESCRIPTION OF CAPITAL STOCK

      Our authorized equity capital consists of          shares of class A
common stock, $.01 par value per share,          shares of class B common
stock, $.01 par value per share, (the class A common stock and class B common
stock, together, the "common stock"), and            shares of preferred stock,
$.01 par value per share. No preferred stock is outstanding as of the date of this prospectus. Of the class A common stock authorized, 9,000,000 shares are being offered in the offerings (10,350,000 shares if the underwriters' over-
allotment options are exercised in full).           class A common shares have
been reserved for issuance pursuant to certain of our employee benefit plans.
See "Management -- Executive Compensation." Of the          shares of class B
common stock authorized,          will be outstanding and held by PNC (or its
affiliates) and certain employee stockholders. The following summary description of our capital stock is qualified by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement, and to Delaware corporate law.

Common Stock

Voting rights

      The holders of class A common stock and class B common stock generally have identical rights. The one exception is that, on all matters to be voted on by stockholders, holders of class A common stock are entitled to one vote per share, whereas holders of class B common stock are entitled to five votes per share. Holders of shares of class A common stock and class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of class A common stock and class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any outstanding preferred stock.

      Except as otherwise provided by law or in our certificate of incorporation or bylaws, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to our certificate of incorporation generally must be approved by a majority of the combined voting power of all class A common stock and class B common stock voting together as a single class. Amendments to our certificate of incorporation that would alter or change the powers, preferences, or special rights of the class A common stock or the class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares adversely affected by the amendment, voting as a separate class. Holders of class A common stock are not eligible to vote on any change in the powers, preferences, or special rights of the class B common stock that would not adversely affect the rights of the class A common stock (and vice versa). For the foregoing purposes, any provisions for the voluntary, mandatory or other conversion of class B common stock into or for class A common stock on a one-for-one basis are deemed not to adversely affect the rights of the class A common stock. Any amendment to our certificate of incorporation to increase the authorized shares of any class or classes of capital stock will be deemed not to affect adversely the powers, preferences, or special rights of the class A common stock or class B common stock.

Dividends

      Holders of class A common stock and class B common stock will receive an equal amount per share in any dividend declared by the board of directors. Dividends to any holders of common stock are subject to any preferential rights of any outstanding preferred stock. In addition, because BlackRock is a consolidated subsidiary of PNC Bank, federal restrictions on payment of dividends by PNC Bank may apply to BlackRock. See "Business --Regulation." Dividends consisting of shares of class A common stock and class B common stock may be paid only as follows:

     . shares of class A common stock may be paid only to holders of class A common stock and shares of class B common stock may be paid only to holders of class B common stock; and

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

     . shares will be paid proportionally with respect to each outstanding share of class A common stock and class B common stock.

      We may not reclassify, subdivide or combine the shares of either class of common stock without at the same time proportionally reclassifying, subdividing or combining shares of the other class.

Conversion

      Subject to the transfer and other restrictions in the Amended Stockholders Agreement, holders of class B common stock may, at their option, convert their shares of class B common stock into shares of class A common stock at anytime. Each share of class B common stock is convertible into one share of class A common stock. Any unrestricted shares of class B common stock held by employee stockholders will automatically convert into shares of class A common stock upon the termination of their employment with BlackRock.

Other rights

      In the event of any reorganization or consolidation of BlackRock with one or more corporations or a merger of BlackRock with another corporation in which shares of common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, all holders of common stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property, including cash, unless otherwise approved by a majority of the votes entitled to be cast by the holders of each class of common stock, voting separately as a class.

      On liquidation, dissolution, or winding up of BlackRock, after payment in full of any amounts required to be paid to holders of preferred stock, all holders of common stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock, except as provided under the terms of the IPO Agreement and the Amended Stockholders Agreement. Under the IPO Agreement, PNC has the right, at its option, any time we issue additional shares of common stock, to purchase a sufficient number of shares of common stock so that PNC maintains its proportionate economic and voting rights after the issuance as it had before the issuance of common stock. See "Certain Relationships and Related Transactions--IPO Agreement--Subsequent issuances of common stock and additional purchases of common stock by PNC." Upon consummation of the offerings, all the outstanding shares of class A common stock and class B common stock will be validly issued, fully paid, and nonassessable.

Stockholders Agreement

      BlackRock, PNC Asset Management, Inc., the indirect, wholly owned subsidiary of PNC that holds PNC's shares of class B common stock, and certain employees of BlackRock, or its affiliates, who will hold shares of class B common stock, have been parties to a stockholders agreement since April 30, 1998. These parties will enter into an Amended Stockholders Agreement which will become effective when the offerings are completed.

      For so long as PNC owns voting stock representing at least 25% of the voting power of the capital stock of BlackRock, subject to applicable law, (i) the employee stockholders agree to vote their shares for the election of the four director candidates nominated by PNC and (ii) PNC agrees to vote its shares of Class B common stock for the two director candidates nominated by the BlackRock management committee. From and after the time PNC owns voting stock representing less than 25% but more than 10% of the voting power of BlackRock, subject to applicable law, (x) the employee stockholders agree to vote their PNC shares for the election of two director candidates nominated by PNC and (y) PNC agrees to vote its shares of class B common stock for two directors candidates nominated by the BlackRock management committee.


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      Under the terms of the Amended Stockholders Agreement, one-third of the class B shares held by the employee stockholders may not be transferred, except for estate planning purposes, until December 31, 2000; one third until December 31, 2001; and one third until December 31, 2002 with respect to shares issued prior to September 1999 and one third on each of the third, fourth and fifth anniversary dates of the closing of the offerings with respect to shares issued in September 1999. If a holder of class B common stock attempts to transfer restricted shares of class B common stock in a transfer that is not permitted under, or would violate, the Amended Stockholders Agreement, then that transfer will not be registered by BlackRock.

      The Amended Stockholders Agreement will provide that any restrictions on shares held by an employee stockholder or permitted transferee will immediately lapse upon the termination of the employee's employment by BlackRock without cause or good reason, or upon termination of the employee's employment by reason of a deficient opportunity (as defined above under "Management--Employment Agreements") or as a result of death or disability. Immediately following the termination of an employee stockholder's employment, all shares of unrestricted class B common stock then held by that employee will convert into shares of class A common stock unless they are repurchased by BlackRock or class B stockholders.

      The Amended Stockholders Agreement will provide that upon a termination of an employee's employment by BlackRock for cause or good reason or by the employee for any reason other than a deficient opportunity, BlackRock must purchase all remaining restricted shares then held by the employee or valid transferee of the employee at the lower of:

     . the market value of the shares, which will be equal to the market value of shares of class A common stock, or

     . the cost at which the shares were originally acquired by the employee.




      The Amended Stockholders Agreement will provide that any proposed transfer of class B common stock will be subject to a right of first refusal and, in certain circumstances, rights to participate in the proposed transfer by the other holders of class B common stock as follows:

     . The right of first refusal means that before a holder of class B common stock can sell any of its shares of class B common stock to a third party, it must first offer the shares on the same terms as offered to the third party to the other holders of class B common stock for purchase in proportion to their respective ownership interests. Any shares which are not claimed under the right of first refusal within 30 days may then be sold to the third party at a price that is at least as high as was originally proposed.

     . The rights to participate in the proposed transfer apply if a holder of class B common stock proposes to transfer to a third party shares constituting more than 5% of the then outstanding class B common stock. In that event, any other holder of class B common stock who does not exercise the right to purchase the shares pursuant to the right of first refusal described above may instead require the transferring stockholder to include a portion of the holder's unrestricted shares in the block of shares being sold to the third party.

      The right of first refusal and rights to participate in the proposed transfer are not applicable to transfers of shares of class B common stock among PNC affiliates, to transfers of shares by an employee stockholder to the estate, personal representative or certain family members of employee stockholders, or to certain entities which hold an economic interest for the benefit of any such persons or to BlackRock and to the transfer of shares registered in accordance with the terms of the Registration Rights Agreement. Any PNC transferee will be bound by the Amended Stockholders Agreement and have the rights and obligations of PNC under the Amended Stockholders Agreement.

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      If PNC or its affiliates or, following a change in control of PNC or
BlackRock, any successor offers to purchase or purchases all outstanding shares of class A common stock or class B common stock or purchases sufficient shares of class A common stock to cause such stock to be delisted, it must also offer to purchase all outstanding shares of class B common stock or other capital stock held by employee stockholders at fair value, which, with respect to both class A common stock and class B common stock, shall be the highest price paid for class A common stock or class B common stock as applicable, and to offer to cancel all BlackRock stock options held by each employee stockholder, if any, for a cash payment in an amount based upon the excess of the price offered to other stockholders over the exercise price of such stock options.

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Preferred Stock

      At the date of this prospectus, no shares of preferred stock are outstanding. The board of directors may authorize the issuance of preferred stock in one or more classes or series and may determine, with respect to any class or series, the designations, powers, preferences, and rights of the class or series, and its qualifications, limitations, and restrictions, including, without limitation:

     .  the designation of the class or series;

     . the number of shares of the class or series, which number the board of directors may later increase or decrease, unless otherwise provided in the designations for the class or series; however, the number of shares cannot be decreased below the number of shares of the class or series then outstanding;

     . whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series; the conditions upon which and the dates at which dividends, if any, will be payable, and the relation that those dividends, if any, will bear to the dividends payable on any other class or classes of stock;

     . the redemption rights and price or prices, if any, for shares of the class or series;

     . the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the class or series;

     . the amounts payable on shares of the class or series and the preferences, if any, of shares of the class or series in the event of any voluntary or involuntary liquidation, dissolution, or winding up of BlackRock;

     . whether the shares of the class or series will be convertible into shares of any other class or series, or any other security, of BlackRock or any other corporation; if the shares will be convertible, the specification of the other class or series or the other security, the conversion price or prices or rate or rates, any applicable adjustments, the date or dates at which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

     . restrictions, if any, on the issuance of shares of the same class or series or of any other class or series of BlackRock capital stock; and

     . the voting rights, if any, of the holders of shares of the class or series.

      We believe that the ability of the board of directors to issue one or more classes or series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The authorized shares of preferred stock will be available for issuance without further action by our stockholders, unless action is required by applicable law or by the rules of any stock exchange on which our securities may be listed or traded. The NYSE, on which BlackRock expects to list the class A common stock, currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase of at least 20% in the number of shares of common stock outstanding or in the amount of voting securities outstanding.

      Although the board of directors has no current intention of doing so, it could issue a class or series of preferred stock that could, depending on the terms of the class or series, impede the completion of a merger, tender offer, or other takeover attempt. The board of directors will make any determination to issue shares based on its judgment as to the best interests of BlackRock and our stockholders. In making its determination, the board of directors could issue preferred stock having terms that could discourage a potential acquirer from making an acquisition attempt that may change the composition of the board of directors, without first negotiating with the board of directors. The transactions that might be discouraged could include a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of the stock.

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Delaware Business Combination Statute

      Our amended and restated certificate of incorporation provides that
Section 203 of the Delaware General Corporation Law, which restricts certain business combinations between a corporation and certain interested stockholders of that corporation, is not applicable to us. However, our amended and restated certificate of incorporation contains provisions that as of and following the Trigger Date will restrict transactions between us and interested stockholders in the same manner such transactions would be restricted if we were subject to
Section 203. See "Certificate of Incorporation and Bylaw Provisions-- Business combination transaction restrictions."

Certificate of Incorporation and Bylaw Provisions

      The summary set forth below describes material provisions of the certificate of incorporation and bylaws. The summary is qualified in its entirety by reference to the provisions of the certificate of incorporation and bylaws, copies of which were filed as exhibits to the registration statement of which this prospectus forms a part.

      Certain of the provisions of the certificate of incorporation or the bylaws discussed below may, following the Trigger Date, either alone or in combination with the provisions of the Delaware General Corporation Law discussed above, make more difficult or discourage a tender offer, proxy contest or other takeover attempt that is opposed by the board of directors but that a stockholder might consider to be in such stockholder's best interest. Those provisions include restrictions on the rights of stockholders to remove or elect directors and prohibitions against stockholders calling a special meeting of stockholders. Prior to the Trigger Date, these provisions either will not apply or will have little practical significance in terms of discouraging takeover attempts because such attempts cannot succeed without the consent of PNC or a PNC transferee so long as PNC or a PNC transferee owns more than 50% of our voting power. In addition, the certificate of incorporation contains provisions relating to the allocation of certain corporate opportunities and resolution of certain conflicts of interest.

Staggered board

      The certificate of incorporation and the bylaws divide the board of directors into three classes of directors, each class constituting approximately one-third of the total number of directors. One class will be originally elected for a term expiring at the annual meeting of stockholders to be held in 2000, another will be originally elected for a term expiring at the annual meeting of stockholders to be held in 2001 and another will be originally elected for a term expiring at the annual meeting of stockholders to be held in 2002. Each director is to hold office until his or her successor is duly elected and qualified. Commencing with the 2000 annual meeting of stockholders, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person's successor is duly elected and qualified.

      The classification of the board of directors will make it more difficult for stockholders to change the composition of the board of directors because only a minority of the directors can be elected at once. The classification provisions could also discourage a third party from accumulating BlackRock's stock or attempting to obtain control of BlackRock, even though such an attempt might be beneficial to BlackRock and some, or a majority, of its stockholders. Accordingly, under certain circumstances stockholders could be deprived of opportunities to sell their shares of common stock at a higher price than might otherwise be available.

Number and composition of directors; filling vacancies; removal

      The certificate of incorporation and bylaws provide that the board of directors will consist of a number of directors as may be fixed from time to time pursuant to a resolution adopted by directors constituting, prior to the Trigger Date, at least 80% of the directors on the board of directors, and as of and following the Trigger Date, a majority of the board of directors. The bylaws provide that unless the board of directors otherwise determines, any vacancies on the board of directors will be filled by the affirmative vote of 80% of the remaining directors, prior to the Trigger Date, or as of or following the Trigger Date, by a majority of the directors then in office, or by a sole remaining director or by the stockholders if such vacancies resulted from the action of the stockholders. These provisions would be subject to any rights of holders of preferred stock to elect directors under specified circumstances. Accordingly, absent an amendment to the certificate of incorporation or the bylaws, the board of directors could prevent any stockholder from enlarging the board of directors and filling the new directorships with such stockholder's own nominees.

      The certificate of incorporation and the bylaws provide that as of and following the Trigger Date, a director may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of the then outstanding shares of common stock entitled to vote generally in the election of directors, voting together as a single class. Prior to the Trigger Date, directors may be removed, with or without cause, with the affirmative vote of the holders of at least a majority of the voting power of the then outstanding voting stock, voting together as a single class. Prior to the Trigger Date, PNC or a PNC transferee will always have the power to remove any director, subject to its obligations under the Amended Stockholders Agreement. See "--Stockholders Agreement."

  The bylaws also provide that, prior to the Trigger Date, to the extent permitted by applicable law:

     . a majority of all of the directors on the committees of the board of directors will be directors designated by PNC or its affiliates, and

     . at least one director on each committee of the board of directors will be a director designated by our management committee.

Quorum; certain board voting requirements

      The bylaws provide that a quorum for the transaction of business by the board of directors at a meeting will only be constituted if a majority of the board of the directors, and, until the Trigger Date, including the chairman of the board of directors and two directors designated by PNC, are present at the meeting; provided, that the board of directors will be entitled to take any action at any meeting if a quorum is otherwise present if the meeting is a regularly scheduled meeting or, if the meeting is not a regularly scheduled meeting, after having been sent required notice of the meeting, either two of the directors designated by PNC or the chairman of the board are absent from the meeting and, the absent PNC designated directors or chairman of the board will have failed to communicate in writing to the secretary of BlackRock good reason for such absence in advance of the relevant meeting. The bylaws also provide that, except as otherwise provided by applicable law, certain bylaw amendments including but not limited to those relating to: changes in the size and composition of the board of directors, mergers, acquisitions and certain other significant transactions, issuance of additional stock, incurrence of indebtedness, engaging in new types of business activities, proposed changes in auditors and dividend declarations and matters which may materially affect the economic interests of PNC, may only be acted upon or put into effect by the affirmative vote of 80% of the board of directors. Based on the expected composition of the board of directors following the offerings, an affirmative vote of 80% of the board of directors would require the affirmative vote of at least two directors who are designated to be directors by PNC.

Certain business activities

      The bylaws provide that so long as PNC or any of PNC's subsidiaries directly or indirectly owns at least 10% of the capital stock or 5% of any "class" of "voting securities" (as those terms are defined for purposes of the Federal Reserve Board's Regulation Y) of BlackRock BlackRock or any successor entity to it may not, without PNC's consent, directly or indirectly own any asset or engage in any activity if to do so would cause BlackRock or any of its subsidiaries or the PNC entity that owns capital stock of BlackRock or any successor to such PNC entity, to be in violation of any applicable federal banking law or any rule, regulation, policy or order of any federal banking regulator with jurisdiction over BlackRock or the PNC entity. The bylaws further provide that BlackRock will, and will cause its subsidiaries to, take any necessary action to ensure compliance with the foregoing provision, including, without limitation, obtaining any required approval from, or filing any required notice or application with, any applicable federal banking agency. The bylaws also provide that if PNC owns less than 10% of the capital stock and less than 5% of any class of voting securities of BlackRock, BlackRock or a successor will provide PNC with written notice before engaging in new activities or investing in assets not permitted by applicable banking laws, in order to allow PNC sufficient time after such notice to restructure PNC's investment so as to free BlackRock from the applicable activities restrictions. References to PNC in this provision include references to any successor company to PNC.

No stockholder action by written consent

      The certificate of incorporation and bylaws provide that, subject to the rights of any holders of preferred stock to elect additional directors under specified circumstances,

     . effective as of the Trigger Date, stockholder action can be taken only at an annual or special meeting of stockholders and stockholder action may not be taken by written consent in lieu of a meeting; and

     . prior to the Trigger Date, any stockholder action can be taken by written consent in lieu of an annual or special meeting of stockholders as permitted by law.

Advance notice procedures

      The bylaws provide for an advance notice procedure for the nomination, other than by or at the direction of the board of directors or by a Controlling Stockholder prior to the Trigger Dates, of candidates for election as directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at meetings will have to be received in writing by BlackRock not less than 120 nor more than 150 days prior to the anniversary of the mailing date of proxy materials for the previous year's annual meeting of stockholders. The notice must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

Special meetings

      The certificate of incorporation and bylaws provide that special meetings of stockholders can be called only by BlackRock's chairman or president or a majority of the board of directors. Prior to the Trigger Date, special meetings can also be called at the request of PNC. Effective as of the Trigger Date, the power of any stockholder to call a special meeting is specifically denied. This provision is subject to the rights of holders of any series of preferred stock to elect additional directors under specified circumstances. The business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting.

      The provisions of the bylaws permitting special meetings to be called only by BlackRock's chairman or president or at the request of a majority of the board of directors may have the effect, after the Trigger Date, of delaying consideration of a stockholder proposal until the next annual meeting. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of BlackRock's chairman or president or a majority of the board of directors by calling a special meeting of stockholders prior to the time they believe stockholder consideration to be appropriate.

Business combination transaction restrictions

      As of and following the Trigger Date, we will be subject to restrictions on certain business combinations between us and an interested stockholder set forth in our certificate of incorporation. These restrictions are intended to be equivalent to the restrictions on business combinations with interested stockholders imposed by Section 203 of the Delaware General Corporation Law. BlackRock has elected not to be subject to Section 203 of the Delaware General Corporation Law. The following discussion is a summary of these restrictions in our certificate of incorporation. An "interested stockholder" is a person, other than BlackRock, PNC, PNC's successor, or any majority-owned subsidiary of BlackRock or PNC, that:

     .  owns 15% or more of the outstanding voting stock of BlackRock;

     . is an affiliate or associate of BlackRock and was the owner of 15% or more of the outstanding voting stock of BlackRock at any time within the three year period immediately prior to the date on which the determination of whether that person is an interested stockholder is made; or

     . an affiliate or associate of the persons described in the second bullet point of this sentence.

      The restrictions do not apply if:

     . prior to an interested stockholder becoming an interested stockholder, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     . upon consummation of the transaction that resulted in any person becoming an interested stockholder, the interested stockholder owned at least 85% of our voting equity outstanding at the time the transaction commenced (excluding shares owned by certain employee equity ownership plans and persons who are both our directors and officers); or

     . at or subsequent to the time an interested stockholder becomes an interested stockholder, the business combination is both approved by the board of directors and authorized at an annual or special meeting of our stockholders, not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting equity not owned by the interested stockholder.

      Under certain circumstances, these provisions will make it more difficult for a person who would be an "interested stockholder" as of and following the Trigger Date to effect various business combinations with us for a three-year period. It is anticipated that these provisions may encourage companies interested in acquiring us to negotiate in advance with the board of directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves, prior to the date on which a stockholder becomes an interested stockholder, either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

      These restrictions on business combination transactions with interested stockholders will not be applicable prior to the Trigger Date. Therefore, these restrictions will not be applicable to any proposed business combination transactions between us and PNC or any PNC transferee.

Liability of directors; indemnification

      BlackRock's certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, no director of BlackRock will be liable to BlackRock or its stockholders for monetary damages for the breach of his or her fiduciary duty as a director. Under the Delaware General Corporation Law, this provision does not eliminate or limit the liability of any director if a judgment or other final adjudication establishes that his or her acts or omissions constituted a breach of his or her duty of loyalty to BlackRock or its stockholders or were in bad faith or involved intentional misconduct or a knowing violation of law or that he or she personally gained a material profit or other advantage to which he was not legally entitled or that his acts violated Section 174 of the Delaware General Corporation Law.

      As a result of this provision, BlackRock and its stockholders may be unable to obtain monetary damages from a director for breach of his duty of care. Although stockholders may continue to seek injunctive or other equitable relief for an alleged breach of fiduciary duty by a director, stockholders may not have any effective remedy against the challenged conduct if equitable remedies are unavailable.

to BlackRock or its stockholders or were in bad faith or involved intentional misconduct or a knowing violation of law or that he or she personally gained a material profit or other advantage to which he was not legally entitled or that his acts violated Section 174 of the Delaware General Corporation Law.

      As a result of this provision, BlackRock and its stockholders may be unable to obtain monetary damages from a director for breach of his duty of care. Although stockholders may continue to seek injunctive or other equitable relief for an alleged breach of fiduciary duty by a director, stockholders may not have any effective remedy against the challenged conduct if equitable remedies are unavailable.

      The bylaws provide that BlackRock will indemnify, to the maximum extent not prohibited by Delaware law, any person who was or is a party to any threatened, pending, or completed action, suit or proceeding because he or she is or was a director or officer of BlackRock, or is or was serving at the request of BlackRock as a director or officer of another corporation, partnership or other enterprise. The bylaws provide that indemnification will be from and against expenses, judgments, fines and amounts paid in settlement by the director or officer.

Overview of corporate opportunity and conflict of interest policies

      Our certificate of incorporation sets forth provisions which regulate and define the conduct of certain business and affairs of BlackRock relating to corporate opportunities and conflicts of interest. These provisions serve to address the respective rights and duties of BlackRock, PNC and certain of their respective directors, and officers in anticipation that:

     . directors, officers, and/or employees of PNC may serve as directors of BlackRock;

     . PNC engages in, is expected to continue to engage in, and in the future may engage in lines of business that are the same as, similar or related to, overlap or compete with the lines of business of BlackRock; and

     . PNC and BlackRock will engage in material business transactions including, without limitation, pursuant to the agreements described under "Certain Relationships and Related Transactions."

      BlackRock may, from time to time, enter into and perform agreements with PNC to engage in any transaction, and to agree to compete or not to compete with each other, including to allocate, or to cause their respective directors, officers and employees to allocate, corporate opportunities between themselves. BlackRock may also enter into such agreements with its own or PNC's directors, officers or employees, or with other entities in which these persons have a financial interest.

      The termination of the provisions of our certificate of incorporation with regard to such transactions or corporate opportunities will not terminate the effect of those provisions with respect to any agreement between BlackRock or an affiliate and PNC that was entered into before that time or any transaction entered into in the performance of such agreement, whether entered into before or after that time, or any transaction entered into between BlackRock and PNC for the allocation of any opportunity between them before that time. These provisions do not alter the fiduciary duty of loyalty of our directors under applicable Delaware law. Subject to applicable Delaware law, by becoming a stockholder in BlackRock, you will be deemed to have notice of and have consented to these provisions of our certificate of incorporation. These provisions may be amended only with the affirmative vote of the holders of at least 80% of the voting power of all shares of voting stock then outstanding, voting together as a single class.

Amendment

      In general, prior to the Trigger Date, our certificate of incorporation may be altered or repealed and new provisions thereof adopted by the affirmative vote of the holders of a majority of the outstanding voting stock and by the affirmative vote of a majority of the board of directors. Similarly, our bylaws may be altered or repealed and new provisions thereof adopted by the affirmative vote of the holders of a majority of the outstanding voting stock or by the affirmative vote of a majority of the board of directors, except that prior to the Trigger Date, the board of directors will only be able to effect such an amendment through the affirmative vote of at least 80% of the members of the board of directors. As of and following the Trigger Date, certain provisions of our certificate of incorporation and bylaws, including those relating to stockholder action by written consent, the calling of special stockholder meetings, other stockholder actions and proposals and certain matters related to our board of directors, may be amended only by the affirmative vote of holders of at least 80% of the voting stock.

Listing

      The class A common stock has been approved for listing on the NYSE under the symbol "BLK."

Transfer Agent and Registrar

      The transfer agent and registrar for the class A common stock is
        .

                        SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of the offerings, we will have outstanding         shares
of class A common stock and          shares of class B common stock. All of the
shares of class A common stock to be sold in the offerings will be freely tradable without restrictions or further registration under the Securities Act, except that shares purchased by one of our affiliates will be subject to the
resale limitations of Rule 144. The         shares of class A and class B
common stock owned by PNC and our other existing stockholders may not be sold in the absence of registration under the Securities Act other than pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act.

      In general, under Rule 144:

     . a person (or persons whose shares are required to be aggregated) who has beneficially owned shares of common stock as to which at least one year has elapsed since such shares were sold by us or by an affiliate in a transaction or chain of transactions not involving a public offering ("restricted securities"); or

     . an affiliate who holds shares of common stock that are not restricted securities may sell, within any three-month period, a number of shares that does not exceed the greater of 1% of our common stock then outstanding or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of the sale required under Rule 144 was filed. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and availability of current public information about us.

      Affiliates must comply with the requirements of Rule 144, including the one-year holding period requirement, to sell shares of common stock that are restricted securities. Furthermore, if a period of at least two years has elapsed from the date restricted securities were acquired from us or an affiliate, a holder of restricted securities who is not an affiliate at the time of the sale and has not been an affiliate at any time during the three months prior to the sale would be entitled to sell the shares without regard to the volume limitation and other conditions described above.

      The shares of common stock authorized for issuance pursuant to options that may be granted under the Award Plan may be either authorized but unissued shares or treasury shares obtained by us through market or private purchases. See "Executive Compensation--BlackRock, Inc. 1999 Stock Award and Incentive Plan." We intend to register under the Securities Act the shares of common stock issuable upon the exercise of options granted pursuant to the Award Plan.

      Prior to the offerings, there has been no public market for the common stock. Although we can make no prediction as to the effect, if any, that sales of shares of common stock by PNC and our other existing stockholders would have on the market price prevailing from time to time, sales of substantial amounts of common stock or the availability of the shares for sale could adversely affect prevailing market prices.

      All of our executive officers, directors and stockholders have entered into contractual "lock-up" agreements, providing that subject to certain limited exceptions they will not during the period of 180 days from the date of this prospectus, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly:

     . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise transfer or dispose of, any common stock or any securities convertible into or exercisable or exchangeable for common stock, whether now earned or subsequently acquired or to which officers, directors and stockholders have or later acquire the power of disposition, or file any registration statement under the Securities Act with respect to any of the foregoing; or

     . enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock in each case, whether the swap or transaction is settled by delivery of common stock or other securities, in cash or otherwise.

      As a result of contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144 promulgated under the Securities Act, which are summarized above, shares subject to lock-up agreements will not be saleable until the agreements expire.

      We have agreed subject to certain limited exceptions not to, during the period of 180 days from the date of this prospectus, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly:

     . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, any common stock or any securities convertible into or exercisable or exchangeable for common stock or file any registration statement under the Securities Act with respect to any of the foregoing; or

     . enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock;

in each case, whether the swap or transaction is settled by delivery of common stock or other securities, in cash or otherwise. However, we may:

     . grant stock options or stock awards under our existing benefit and compensation plans as referred to in the prospectus;

     . issue shares of class A common stock upon the exercise of options, warrants or rights or the conversion of currently outstanding securities as referred to in the prospectus; and

     . issue, offer and sell shares of class A common stock or securities convertible, exercisable or exchangeable into shares of class A common stock in transactions not involving a public offering, as long as each recipient of the securities agrees in writing to be bound by the restrictions in this paragraph.

                                  UNDERWRITING

General

      We intend to offer our common stock in the United States and Canada through a number of U.S. underwriters as well as through international managers. Merrill Lynch, Pierce, Fenner & Smith Incorporated , Goldman, Sachs & Co., Lehman Brothers Inc., Prudential Securities Incorporated and Salomon Smith Barney Inc. are acting as U.S. Representatives of each of the U.S. underwriters named below. Subject to the terms and conditions described in a U.S. purchase agreement among BlackRock and the U.S. underwriters, and concurrently with the
sale of     shares of class A common stock to the international managers, we have agreed to sell to the U.S. underwriters, and each of the U.S. underwriters severally and not jointly has agreed to purchase from BlackRock, the number of shares of class A common stock listed opposite its name below.

                                                                       Number of
            U.S. Underwriters                                           Shares
            -----------------                                          ---------
       Merrill Lynch, Pierce, Fenner & Smith
                Incorporated..........................................
       Goldman, Sachs & Co. ..........................................
       Lehman Brothers Inc. ..........................................
       Prudential Securities Incorporated.............................
       Salomon Smith Barney Inc. .....................................
                                                                        ------
                Total.................................................
                                                                        ======

      We have has also entered into an international purchase agreement with international managers outside the United States and Canada for whom Merrill Lynch International is acting as lead manager. Subject to the terms and conditions described in the international purchase agreement, and concurrently
with the sale of    shares of class A common stock to the U.S. underwriters
pursuant to the U.S. purchase agreement, we have agreed to sell to the international managers, and the international managers severally have agreed to
purchase from us, an aggregate of    shares of class A common stock. The
initial public offering price per share and the total underwriting discount per share of class A common stock are identical under the U.S. purchase agreement and the international purchase agreement.

      In the U.S. purchase agreement and the international purchase agreement, the U.S. underwriters and the international managers have agreed, subject to the terms and conditions in those agreements, to purchase all of the shares of class A common stock being sold under the terms of those agreements if any of the shares of class A common stock are purchased. In the event of a default by an underwriter, the U.S. purchase agreement and the international purchase agreement provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings with respect to the sale of shares of class A common stock to be purchased by the U.S. underwriters and the international managers are conditioned on one another.

      We have agreed to indemnify the U.S. underwriters and the international managers against liabilities under the securities laws arising out of or based upon untrue statements of material facts or material omissions contained in the registration statement or the prospectus. We have also agreed to contribute to payments that the U.S. underwriters and the international managers may be required to make in respect of those liabilities.


Commitments and Discounts

      The U.S. representatives have advised us that the U.S. underwriters propose initially to offer the shares of class A common stock to the public at the initial public offering price listed on the cover page of this prospectus, and to dealers at such price less a concession not in excess of $ per share of class A common stock. The U.S. underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share of class A common stock to other dealers. After the initial public offerings, the public offering price, concession and discount may be changed.

      The following table shows the per share and total public offering price, underwriting discount to be paid by us to the U.S. underwriters and the international managers and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.

                                                                 Without  With
                                                       Per Share Option   Option
                                                       --------- ------- -------
      Public offering price........................... $         $       $
      Underwriting discount........................... $         $       $
      Proceeds, before expenses, to BlackRock......... $         $       $

      The expenses of the offerings are estimated as follows: SEC registration fee, $51,791; NASD fee, $19,100; listing fee, $115,000; accounting fees and expenses, $750,000; legal fees and expenses, $400,000; printing and engraving fees and expenses, $375,000; transfer agent's fees, $25,000; blue sky fees and expenses, including counsel fees, $10,000; and miscellaneous expenses, $22,989. The total expenses, not including the underwriting discount, are estimated at $1,768,880 and are payable by us.

Intersyndicate Agreement

      The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the terms of the intersyndicate agreement, the U.S. underwriters and the international managers are permitted to sell shares of our class A common stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares of our class A common stock will not offer to sell or sell shares of our class A common stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the terms of the intersyndicate agreement. Similarly, the international managers and any dealer to whom they sell shares of our class A common stock will not offer to sell or sell shares of our class A common stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the intersyndicate agreement.

Over-allotment Option

      We have granted an option to the U.S. underwriters, exercisable for 30
days after the date of this prospectus, to purchase up to     additional shares
of class A common stock at the public offering price listed on the cover page of this prospectus, less the underwriting discount. The U.S. underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the class A common stock. To the extent that the U.S. underwriters exercise this option, each U.S. underwriter will be obligated, subject to customary conditions, to purchase a number of additional shares of our class A common stock proportionate to such U.S. underwriter's initial amount reflected in the above table.

      We have also granted an option to the international managers, exercisable
for 30 days after the date of this prospectus, to purchase up to     additional
shares of class A common stock to cover over-allotments, if any, on terms similar to those granted to the U.S. underwriters.

Reserved Shares

      At our request, the underwriters have reserved for sale, at the initial
public offering price, up to    of the shares of the class A common stock
offered by this prospectus for sale to some directors, officers and of the employees of BlackRock and PNC. The number of shares of our class A common stock available for sale to the general public will be reduced to the extent those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offerings will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

No Sales of Similar Securities

      BlackRock and its executive officers and directors and all existing stockholders will agree prior to the offering, not to sell or transfer any of their shares of class B common stock for 180 days after the date of the prospectus unless they first obtain the written consent of Merrill Lynch. In particular, BlackRock and all of these persons have agreed that they will not directly or indirectly:

    . offer, pledge, sell or contract to sell any of the class B common stock,

    .  sell any option or contract to purchase the class B common stock,

    .  purchase any option or contract to sell the class B common stock,

    . grant any option, right or warrant for the sale of the class B common stock,

    . request or demand that BlackRock file a registration statement related to the class B common stock, or

    . enter into any agreement or transaction that transfers all or any part of the ownership of the class B common stock.

      This lockup provision applies to class B common stock as well as any securities which are convertible into or exchangeable or exercisable for class B common stock. The provision applies to class B common stock currently held as well as class B common stock acquired in the future.

      However, a stockholder may without the consent of Merrill Lynch transfer the shares of common stock to trusts or similar entities for estate planning purposes or to affiliates as defined in Rule 144 as long as any transferee agrees in writing to be bound by the terms of the lockup agreement. See "Shares Eligible for Future Sale."

New York Stock Exchange Listed

      The class A common stock has been approved for listing on the New York Stock Exchange under the symbol "BLK." In order to meet the requirements for listing of the class A common stock on that exchange, the U.S. underwriters and the international managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.


Initial Public Offering Price

      Prior to the offerings, there has been no public market for the class A common stock. The initial public offering price will be determined through negotiations between BlackRock and the representatives. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, are

    . price-earnings ratios of publicly traded companies that the representatives believe to be comparable to BlackRock,

    .  financial information of BlackRock,

    . the history of, and the prospects for, BlackRock and the industry in which it competes, or

    . an assessment of its management, its past and present operations, the prospects for, and timing of, future revenue of BlackRock, and the present state of its development.

      An active trading market may not develop for the class A common stock and the class A common stock may not trade in the public market subsequent to the offerings at or above the initial public offering price.

      The underwriters do not expect sales of the class A common stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered in these offerings.

NASD Regulations

      Because we may be deemed to be an affiliate of PNC subsidiaries that are member firms of the NASD, the offerings will be conducted in accordance with Conduct Rule 2720 of the National Association of Securities Dealers, Inc. This rule requires that the public offering price of an equity security be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence. Merrill Lynch has agreed to act as qualified independent underwriter with respect to the offerings. The public offering price of the class A common stock will be no higher than that recommended by Merrill Lynch.

      The underwriters will not confirm sales of the class A common stock to any account over which they exercise discretionary authority without the prior written specific approval of the customer.

Price Stabilization, Short Positions and Penalty Bids

      Until the distribution of our class A common stock is completed, SEC rules may limit the ability of the underwriters and certain selling group members to bid for and purchase our class A common stock. As an exception to these rules, the U.S. representatives are permitted to engage in transactions that stabilize the price of our class A common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our class A common stock.

      If the underwriters create a short position in the class A common stock in connection with the offerings, i.e., if they sell more shares of our class A common stock than are listed on the cover page of this prospectus, the U.S. representatives may reduce that short position by purchasing our class A common stock in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment options described above.

      The U.S. representatives may also impose a penalty bid on underwriters and selling group members. This means that if the U.S. representatives purchase shares of our class A common stock in the open market to reduce the underwriters' short position or to stabilize the price of our class A common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the our A common stock to the extent that it discourages resale of our class A common stock.

      Neither BlackRock nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our class A common stock. In addition, neither BlackRock nor any of the underwriters makes any representation that the U.S. representatives or the lead manager will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Other Relationships

      Certain of the underwriters and their affiliates engage in transactions with, and perform services for, BlackRock, PNC and their affiliates in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with BlackRock for which they receive customary compensation. Merrill Lynch, Prudential Securities and its affiliated parties and Salomon Smith Barney distribute BlackRock Funds and provide stockholder services in connection with those funds in the ordinary course of business, for which they receive customary compensation.

  MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-
                      U.S. HOLDERS OF CLASS A COMMON STOCK

      The following is a general summary of the material United States federal income and estate tax consequences of the purchase, ownership, and sale or other taxable disposition of the class A common stock by any person or entity (a "non-U.S. Holder") other than:

            . a citizen or resident of the United States;

            . a partnership, corporation or other entity created or organized in or under the laws of the United States or of any political subdivision thereof;

            . a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. Person; or

            . an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source.
This summary does not address all tax considerations that may be relevant to non-U.S. Holders in light of their particular circumstances or to certain non-U.S. Holders that may be subject to special treatment under United States federal income or estate tax laws. This summary is based upon the Internal Revenue Code, existing, temporary and proposed regulations promulgated thereunder and administrative and judicial decisions, all of which are subject to change, possibly with retroactive effect. In addition, this summary does not address the effect of any state, local or foreign tax laws. Each prospective purchaser of class A common stock should consult its tax advisor with respect to the tax consequences of purchasing, owning and disposing of the class A common stock.

Dividends

      Dividends paid to a non-U.S. Holder of class A common stock generally will be subject to a withholding of United States federal income tax at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty unless:

            . the dividend is effectively connected with the conduct of a trade or business of the non-U.S. Holder within the United States; or

            . if a tax treaty applies, it is attributable to a United States permanent establishment of the non-U.S. Holder,

in which cases the dividend will be taxed at ordinary federal income tax rates. If the non-U.S. Holder is a corporation, such effectively connected income may also be subject to an additional "branch profits tax."A non-U.S. Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of, or exemption from, the withholding described above.

Sale or Other Disposition of Class A Common Stock

      A non-U.S. Holder generally will not be subject to United States federal income tax in respect of any gain recognized on the sale or other taxable disposition of class A common stock unless:

            . the gain is effectively connected with the conduct of a trade or business of the non-U.S. Holder within the United States;

            . in the case of a non-U.S. Holder who is an individual and holds the class A common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other taxable disposition and certain other tests are met;

            . the non-U.S. Holder is subject to tax pursuant to the provisions of United States federal income tax law applicable to certain United States expatriates; or

            . BlackRock is or has been during certain periods preceding the sale or other taxable disposition a United States real property holding corporation ("USRPHC") for United States federal income tax purposes and certain other requirements are met. BlackRock currently believes that it is not a USRPHC and anticipates that it will not become a USRPHC.

Estate Tax

      Class A common stock owned or treated as owned by an individual non-U.S. Holder at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise, and may be subject to United States federal estate tax.

Backup Withholding and Information Reporting

      Dividends. United States backup withholding tax generally will not apply to dividends paid on the class A common stock that are subject to the 30 percent or reduced treaty rate of United States withholding tax previously discussed. BlackRock must report annually to the Internal Revenue Service and to each non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was withheld. This information may also be made available to the tax authorities in the non-U.S. Holder's country of residence.

      Sale or Other Disposition of Common Stock. Upon the sale or other taxable disposition of class A common stock by a non-U.S. Holder to or through a United States office of a broker, the broker must backup withhold at a rate of 31 percent and report the sale to the Internal Revenue Service, unless the holder certifies its non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption. Upon the sale or other taxable disposition of class A common stock by a non-U.S. Holder to or through the foreign office of a United States broker, or a foreign broker with a certain relationship to the United States, the broker must report the sale to the Internal Revenue Service (but not backup withhold) unless the broker has documentary evidence in its files that the seller is a non-U.S. Holder and certain other conditions are met or the holder otherwise establishes an exemption.

      Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules generally are allowable as a refund or credit against a non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service on a timely basis.

      The U.S. Treasury Department has issued regulations generally effective for payments made after December 31, 2000 that will affect the procedures to be followed by a non-U.S. Holder in establishing such holder's status as a non-U.S. Holder for purposes of the withholding, backup withholding and information reporting rules described herein. In general, such regulations do not significantly alter the substantive withholding and information reporting requirements, but unify current certification procedures and forms and clarify reliance standards. Prospective investors should consult their tax advisors concerning the effect of such regulations on an investment in the class A common stock.

                                 LEGAL MATTERS

      Legal matters with respect to the validity of the shares of the class A common stock offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Legal matters relating to the class A common stock will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York. Simpson Thacher & Bartlett has from time to time in the past and may in the future provide services to BlackRock and its affiliates for which it has or will receive customary compensation.

                                    EXPERTS

      The consolidated financial statements of BlackRock at December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. Ernst & Young LLP also serve as PNC's independent auditors.

                      WHERE YOU CAN FIND MORE INFORMATION

      After the offerings, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 and as a result we will file reports, proxy statements and other information with the SEC. Our SEC filings will be available over the internet at the SEC's web site at http://www.sec.gov. You may also read, without charge, or copy, at prescribed rates, any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We have filed a registration statement on Form S-1 with the SEC covering the class A common stock. For further information on us and the class A common stock, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

      We intend to furnish to our stockholders annual reports containing audited consolidated financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                    Contents

Report of Independent Auditors.............................................. F-2
Consolidated Statements of Financial Condition.............................. F-3
Consolidated Statements of Income........................................... F-4
Consolidated Statements of Changes in Stockholders' Equity.................. F-6
Consolidated Statements of Cash Flows....................................... F-7
Notes to Consolidated Financial Statements.................................. F-8

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
BlackRock, Inc.

      We have audited the accompanying consolidated statements of financial condition of BlackRock, Inc. as of December 31, 1997 and 1998, and the consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of BlackRock's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BlackRock, Inc. at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

New York, New York
February 26, 1999

                                BLACKROCK, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                (Dollar amounts in thousands, except share data)

                                                  December 31,       June 30,
                                               -------------------  -----------
                                                 1997      1998        1999
                                               --------- ---------  -----------
                                                                    (unaudited)
Assets
Cash and cash equivalents..................... $  69,085 $ 113,450   $ 76,262
Accounts receivable
  Advisory and administration fees............    28,632    47,611     47,565
  BlackRock Asset Investors (BAI).............     7,214    58,599     54,447
Investments (cost: $5,891 in 1997, $2,349 in
 1998 and $2,329 in 1999).....................     5,915     2,515      2,306
Property and equipment, net...................     7,037    12,252     16,737
Goodwill (less accumulated amortization of
 $27,309 in 1997, $36,962 in 1998 and $41,788
 in 1999).....................................   213,563   203,910    199,084
Receivable from affiliate.....................     1,868       446      1,427
Other assets..................................     2,193     2,001      5,424
                                               --------- ---------   --------
Total assets.................................. $ 335,507 $ 440,784   $403,252
                                               ========= =========   ========
Liabilities and stockholders' equity
Note and loan payable to affiliates...........   225,232   197,000    153,200
Accrued compensation
  Employees...................................    40,424    65,523     49,116
  BAI incentive compensation..................     8,308    44,806     41,349
Accounts payable and accrued liabilities
  Affiliate...................................     7,926    16,478     19,079
  Other.......................................     5,053     7,627      7,522
Accrued interest payable to affiliates........     1,658     1,175        705
Other liabilities.............................     1,943     1,984        203
                                               --------- ---------   --------
Total liabilities.............................   290,544   334,593    271,174
                                               --------- ---------   --------
Stockholders' equity
  Common stock, no par value, 400,000 shares
   authorized; 164,000, 199,300 and 199,300
   shares outstanding, respectively...........       --        --         --
  Additional paid--in capital.................    15,091    53,105     53,105
  Retained earnings...........................    29,872    53,286     79,272
  Unrealized loss on investments, net.........       --        --         (99)
Treasury stock, at cost, 207 shares...........       --       (200)      (200)
                                               --------- ---------   --------
Total stockholders' equity....................    44,963   106,191    132,078
                                               --------- ---------   --------
Total liabilities and stockholders' equity.... $ 335,507 $ 440,784   $403,252
                                               ========= =========   ========

See notes to consolidated financial statements.

                                BLACKROCK, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                (Dollar amounts in thousands, except share data)

                                                            Six months ended
                               Year Ended December 31,          June 30,
                              ----------------------------  ------------------
                                1996      1997      1998      1998      1999
                              --------  --------  --------  --------  --------
                                                               (Unaudited)
Revenue
Investment advisory and
 administration fees
  Mutual funds..............  $ 87,189  $117,977  $162,487  $ 67,403  $ 99,637
  Separate accounts.........    43,069    62,985   101,352    42,376    71,569
  BAI.......................     6,061    13,867    61,199    15,761    (2,054)
Other income
  Affiliate.................     3,000     3,000     3,000     1,500     2,500
  Other.....................     7,159     7,644    11,444     4,213     8,441
                              --------  --------  --------  --------  --------
Total revenues..............   146,478   205,473   339,482   131,253   180,093
                              --------  --------  --------  --------  --------
Expenses
Employee compensation and
 benefits...................    53,703    73,217   109,741    50,845    65,964
BAI incentive compensation..     3,525     9,688    44,806    10,332    (1,494)
Fund administration and
 servicing costs--
 affiliates.................    19,611    27,278    52,972    15,656    36,334
General and administration
  Affiliate.................     7,559     3,900     4,666     2,338     2,745
  Other.....................    16,941    25,864    34,030    14,296    21,091
Amortization of goodwill....     9,603     9,653     9,653     4,826     4,826
Closed-end fund offering
 costs......................       --        --      4,252       --        --
                              --------  --------  --------  --------  --------
Total expenses..............   110,942   149,600   260,120    98,293   129,466
                              --------  --------  --------  --------  --------
Operating income............    35,536    55,873    79,362    32,960    50,627
Non-operating income
 (expense)
Interest and dividend
 income.....................     1,877     3,117     1,995     1,066     1,293
Interest expense--
 affiliates.................   (19,975)  (20,249)  (13,347)   (7,582)   (7,121)
                              --------  --------  --------  --------  --------
                               (18,098)  (17,132)  (11,352)   (6,516)   (5,828)
                              --------  --------  --------  --------  --------
Income before income taxes..    17,438    38,741    68,010    26,444    44,799
Income taxes................     8,475    16,655    32,395    12,596    18,813
                              --------  --------  --------  --------  --------
Net income..................  $  8,963  $ 22,086  $ 35,615  $ 13,848  $ 25,986
                              ========  ========  ========  ========  ========
Earnings per share
  Basic.....................                      $ 183.04            $ 130.39
                                                  ========            ========
  Diluted...................                      $ 182.44            $ 129.97
                                                  ========            ========
Weighted average shares
 outstanding
  Basic.....................                       194,578             199,300
                                                  ========            ========
  Diluted...................                       195,215             199,937
                                                  ========            ========

See notes to consolidated financial statements.

                                BLACKROCK, INC.

                (Dollar amounts in thousands, except share data)

                                                Year ended     Six months ended
                                             December 31, 1998  June 30, 1999
                                             ----------------- ----------------
Unaudited pro forma data
  Income before income taxes, as reported..     $    68,010      $    44,799
  Pro forma interest adjustment for debt
   repayment...............................           9,658            5,000
  Pro forma income taxes...................          37,514           21,231
                                                -----------      -----------
  Pro forma net income.....................     $    40,154      $    28,568
                                                ===========      ===========
Unaudited pro forma net income per share
  Basic....................................             .75              .52
  Diluted..................................             .75              .52
Unaudited pro forma weighted average shares
 outstanding
  Basic....................................      53,507,051       54,807,482
  Diluted..................................      53,682,203       54,982,635

See notes to consolidated financial statements.

                                BLACKROCK, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 1996, 1997 and 1998 and six months ended June 30, 1999
                                  (unaudited)
                         (Dollar amounts in thousands)

                         Additional           Unrealized              Total
                          Paid-In   Retained   Loss on   Treasury Stockholders'
                          Capital   Earnings  Securities  Stock      Equity
                         ---------- --------  ---------- -------- -------------
December 31, 1995.......  $15,091   $  7,698    $ --      $ --      $ 22,789
  Net Income............      --       8,963      --        --         8,963
  Forgiveness of
   intercompany
   allocations..........      --         920      --        --           920
                          -------   --------    -----     -----     --------
December 31, 1996.......   15,091     17,581      --        --        32,672
  Net income............      --      22,086      --        --        22,086
  Dividend of
   intercompany
   allocations..........      --      (9,795)     --        --        (9,795)
                          -------   --------    -----     -----     --------
December 31, 1997.......   15,091     29,872      --        --        44,963
  Net income............      --      35,615      --        --        35,615
  Dividends to PNC......      --     (12,300)     --        --       (12,300)
  Issuance of restricted
   stock................   35,951        --       --        --        35,951
  Purchase of treasury
   stock................      --         --       --       (200)        (200)
  Forgiveness of
   intercompany
   allocations..........      --          99      --        --            99
  Capital contribution
   from PNC.............    2,063        --       --        --         2,063
                          -------   --------    -----     -----     --------
December 31, 1998.......   53,105     53,286      --       (200)     106,191
  Net income
   (unaudited)..........      --      25,986      --        --        25,986
  Unrealized loss on
   investments
   (unaudited)..........      --         --       (99)      --           (99)
                          -------   --------    -----     -----     --------
June 30, 1999
 (unaudited)............  $53,105   $ 79,272    $ (99)    $(200)    $132,078
                          =======   ========    =====     =====     ========

See notes to consolidated financial statements.

                                BLACKROCK, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (Dollar amounts in thousands)

                                                               Six months
                                Year ended December 31,      ended June 30,
                               ---------------------------  ------------------
                                1996      1997      1998      1998      1999
                               -------  --------  --------  --------  --------
                                                               (unaudited)
Cash flows from operating
 activities
Net income...................  $ 8,963  $ 22,086  $ 35,615  $ 13,848  $ 25,986
Adjustments to reconcile net
 income to net cash provided
 from (used in) operating
 activities:
  Depreciation and
   amortization..............   11,700    12,151    12,852     6,217     9,455
  Discount on issuance of
   restricted stock..........      --        --      1,737     1,737       --
  Changes in operating assets
   and liabilities:
    Decrease (increase) in
     accounts receivable.....   (9,204)   (7,484)  (70,364)  (19,598)    4,198
    Decrease (increase) in
     receivable from
     affiliate...............   (1,487)     (325)    1,422     1,844      (981)
    Decrease (increase) in
     other assets............   (1,019)     (358)      192      (583)   (3,423)
    Increase (decrease) in
     accrued compensation....   10,424    16,723    61,597    (7,322)  (19,864)
    Increase in accounts
     payable and accrued
     liabilities.............    2,282     6,516    11,126     8,891     2,496
    (Decrease) in accrued
     interest payable to
     affiliates..............   (3,419)     (536)     (483)     (291)     (470)
    Increase (decrease) in
     other liabilities.......     (317)   (1,578)       41       365    (1,781)
                               -------  --------  --------  --------  --------
Cash provided from operating
 activities..................   17,923    47,195    53,735     5,108    15,616
                               -------  --------  --------  --------  --------
Cash flows from investing
 activities
Purchases of property and
 equipment...................   (4,155)   (2,165)   (8,414)   (2,300)   (9,114)
(Purchase)/sale of
 investments.................      474      (790)    3,400     2,053       110
                               -------  --------  --------  --------  --------
Cash used by investing
 activities..................   (3,681)   (2,955)   (5,014)     (247)   (9,004)
                               -------  --------  --------  --------  --------
Cash flows from financing
 activities
Net borrowings
 from/(repayment of) note and
 loan payable to affiliates..   19,876   (30,627)  (28,232)  (59,671)  (43,800)
Issuance of restricted
 stock.......................      --        --     34,214    34,214       --
Capital contribution from
 PNC.........................      --        --      2,063     2,063       --
Purchase of treasury stock...      --        --       (200)     (200)      --
Forgiveness of intercompany
 allocations.................      920       --         99       --        --
Dividend of intercompany
 allocations.................      --     (9,795)      --     (1,894)      --
Dividends to PNC.............      --        --    (12,300)  (12,300)      --
                               -------  --------  --------  --------  --------
Cash provided by (used in)
 financing activities........   20,796   (40,422)   (4,356)  (37,788)  (43,800)
                               -------  --------  --------  --------  --------
Net increase (decrease) in
 cash and cash equivalents...   35,038     3,818    44,365   (32,927)  (37,188)
Cash and cash equivalents,
 beginning of period.........   30,229    65,267    69,085    69,085   113,450
                               -------  --------  --------  --------  --------
Cash and cash equivalents,
 end of period...............  $65,267  $ 69,085  $113,450  $ 36,158  $ 76,262
                               =======  ========  ========  ========  ========
Supplemental disclosures
Cash paid for interest.......  $28,239  $ 20,780  $ 13,683  $  6,891  $  7,591
                               =======  ========  ========  ========  ========
Cash paid for income taxes...  $ 2,759  $  4,730  $ 25,983  $  7,906  $ 16,889
                               =======  ========  ========  ========  ========

See notes to consolidated financial statements.

                                BLACKROCK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years Ended December 31, 1996, 1997 and 1998
                         (Dollar amounts in thousands)

1. Significant Accounting Policies

Organization and Basis of Presentation

      BlackRock, Inc. ("BlackRock" or "Company") is majority owned by PNC Bank Corp. ("PNC") through its wholly-owned subsidiary PNC Bank, N.A. The consolidated financial statements of BlackRock include the assets, liabilities and earnings of its wholly-owned subsidiaries BlackRock Advisors Inc. ("BA"), BlackRock Institutional Management Corporation ("BIMC"), Provident Advisors, Inc. ("PAI"), BlackRock Financial Management, Inc. ("BFM") and BlackRock International, Ltd. ("BI") and their subsidiaries. BlackRock and its consolidated subsidiaries provide diversified investment management services to institutional clients, including certain subsidiaries and affiliates of PNC, and to retail investors through various investment vehicles. The institutional investment management business primarily consists of the active management of fixed income and equity client accounts and the management of the Provident Institutional Funds, a money market mutual fund family serving the institutional market. The individual investor services business primarily consists of the management of the Company's sponsored open and closed-end mutual funds. BA, BIMC, BFM and BI are registered investment advisers under the Investment Advisers Act of 1940 while PAI is a registered broker-dealer.

      The consolidated financial statements of BlackRock reflect the "carved out" historical financial position, results of operations, cash flows and changes in stockholders' equity of the asset management businesses of PNC which were consolidated under BlackRock in 1998 as if the combined operations had been a separate entity prior to the formation of BlackRock. The consolidated statement of operations has been adjusted to reflect an allocation of certain expenses, primarily relating to office rent and overhead charges for various administrative functions provided by PNC. The allocations were required to reflect all costs of doing business and have been based on various methods which management believes results in reasonable allocations of such costs. The intercompany allocations and other adjustments related to the carve out which were not paid or received by BlackRock are reflected in BlackRock's consolidated statements of changes in stockholders' equity as dividend or forgiveness of intercompany allocations.

      The consolidated financial statements reflect the results of operations of BlackRock Financial Management, LP and BFM Advisory LP, which were acquired by PNC on February 28, 1995. Total consideration for the acquisition was $240 million, of which $71 million was paid in cash at closing with the remaining $169 million comprising unsecured debt, ultimately payable to the BFM partners and recorded on the books of BFM. Goodwill recognized at acquisition approximated $240 million.

      Significant intercompany accounts and transactions between the consolidated entities have been eliminated.

      The unaudited interim consolidated financial statements of BlackRock included herein have been prepared in accordance with generally accepted accounting principles for interim financial information and Rule 10-01 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of financial position, results of operations and cash flows of BlackRock for the interim periods presented and are not necessarily indicative of a full year's results.

      In preparing the unaudited interim consolidated financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

                                BLACKROCK, INC.

1. Significant Accounting Policies (continued)

Formation Transactions

      BlackRock was formed in 1998 as a result of PNC's decision to consolidate a substantial portion of its investment management businesses under a common management and brand (BlackRock). Prior to the formation, on January 31, 1998, PNC sold, pursuant to a private placement under the Securities Act of 1933, as amended (the "Securities Act"), 30,000 shares of restricted BFM stock to certain key employees and PNC retained 70,000 shares. The purchase price for the stock was based on an independent valuation of BFM, with the shares subject to significant vesting and transfer restrictions.

      On March 31, 1998, PNC contributed BFM and certain other investment management subsidiaries into a new holding company, BlackRock. BFM's employee stockholders exchanged their stock in BFM for an equal number of restricted shares in BlackRock while PNC received 70,000 shares of BlackRock for its ownership interest in BFM and an additional 94,000 shares representing the fair value based on an independent valuation of PNC's other contributed investment management businesses.

      In May 1998, BlackRock sold an additional 5,507 shares of restricted stock pursuant to a private placement under the Securities Act to key employees of the contributed businesses. BlackRock also executed forward sales of 637 shares of Company restricted stock to key employees. During the year, one employee stockholder terminated his employment and sold 207 shares back to BlackRock at cost.

      At December 31, 1998, there were 199,300 common shares of BlackRock outstanding including 164,000 (82.3%) owned by PNC and 35,300 (17.7%) owned by employees. Total proceeds from employee purchases of restricted stock amounted to $34,214. These shares were issued at a discount to fair market value of $1,737, which was recorded as compensation expense.

Use of Estimates

      The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

      Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are held at major financial institutions and in money market mutual funds, to which BlackRock is exposed to market and credit risk.

Investments

      Investments consist principally of shares of registered investment companies and are stated at quoted market values. The resulting unrealized gains and losses are included in the consolidated statements of income.

                                BLACKROCK, INC.

1. Significant Accounting Policies (continued)

Revenue Recognition

      Investment advisory and administration fees are recognized as the services are performed. Such fees are primarily based on predetermined percentages of the market values of the assets under management. Investment advisory and administration fees are shown net of fees waived pursuant to expense limitations.

      BlackRock also receives performance fees or an incentive allocation from selected institutional and private placement portfolios based on the returns for each portfolio taking into consideration realized and unrealized gains and losses. These performance fees generally are subject to payment only upon attaining specified return thresholds and may contain other restrictions.

Administration and Servicing Costs

      BlackRock incurs certain administration and servicing costs, which are expensed as incurred, related to mutual funds advised by BlackRock. Such costs are paid to affiliated companies.

Property and Equipment

      Property and equipment is recorded at cost less accumulated depreciation. Depreciation generally is provided on the straight-line method over an estimated useful life of five years. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or lease terms, whichever is shorter.

Goodwill

      Goodwill is amortized by the straight-line method over 25 years. BlackRock assesses the recoverability of goodwill based on the estimated future nondiscounted cash flows over the remaining amortization period.

Earnings Per Share

      BlackRock has adopted Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." Basic earnings per common share is calculated by dividing net income applicable to common stockholders by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed using the treasury stock method. Diluted earnings per common share assumes full dilution and is computed by dividing net income by the total of the weighted average number of shares of common stock outstanding and common stock equivalents.

Business Segments

      BlackRock has not presented business segment data in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," because it operates predominantly in one business segment, the investment advisory and asset management business.

Recent Accounting Pronouncements

Comprehensive Income

      BlackRock has adopted SFAS No. 130, "Reporting Comprehensive Income," which requires companies to report all changes in equity during a period, except those resulting from investments by owners and distributions to owners. BlackRock has not presented a consolidated statement of comprehensive income because the amount of "other comprehensive income" is immaterial.

                                BLACKROCK, INC.

Recent Accounting Pronouncements (continued)

Software Costs

      BlackRock intends to adopt, effective January 1, 1999, Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs will be capitalized and amortized over the estimated useful life of the software. Software costs currently are expensed as incurred. Restatement of prior year financial statements is not permitted. The adoption of SOP 98-1 is not expected to have a material impact on BlackRock's results of operations or financial position.

Derivative Instruments and Hedging Activities

      BlackRock intends to adopt, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires BlackRock to recognize all financial derivatives, including hedges, at fair value, and all changes in fair value or cash flow of both the hedge and the hedged item in earnings in the same period. SFAS 133, as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," is required to be adopted for fiscal years beginning after June 15, 2000.

      BlackRock did not enter into any derivative instruments or hedging activities for the periods covered under the financial statements. The adoption of SFAS 133 is not expected to have a material impact on BlackRock's results of operations or financial position.

Disclosure of Fair Value

      SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires disclosure of estimated fair values of certain on- and off-balance sheet financial instruments. The methods and assumptions are set forth below:

     . Cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate fair value due to the short maturities.

     .  The fair value of investments is based on quoted market price.

     . The fair value of the unsecured note is based on current rates offered to BlackRock for debt with a similar remaining maturity (see Note 3). The revolving line of credit is stated at fair value as its interest rate is at prime.

2. Property and Equipment

      Property and equipment consists of the following:

                                                                 December 31,
                                                                ---------------
                                                                 1997    1998
                                                                ------- -------
     Office and computer equipment............................. $ 9,392 $13,472
     Furniture and fixtures....................................   4,660   5,792
     Leasehold improvements....................................   2,462   5,207
                                                                ------- -------
                                                                 16,514  24,471
     Less accumulated depreciation.............................   9,477  12,219
                                                                ------- -------
     Property and equipment, net............................... $ 7,037 $12,252
                                                                ======= =======

      Depreciation expense amounted to $2,097, $2,498 and $3,199 for the years ended December 31, 1996, 1997 and 1998, respectively.

                                BLACKROCK, INC.

3.Note and Loan Payable to Affiliates

      BlackRock had the following note and line of credit outstanding:

                                                                 December 31,
                                                               -----------------
                                                                 1997     1998
                                                               -------- --------
     7.5% unsecured note, with interest payable semiannually,
      through February 2000..................................  $ 65,800 $ 47,000
     Revolving line of credit with PNC Bank, with interest at
      prime rate (7.75% at December 31, 1998), maximum
      outstanding principal of $175,000 due December 2002....   159,432  150,000
                                                               -------- --------
                                                               $225,232 $197,000
                                                               ======== ========

      The 7.5% unsecured note is unconditionally guaranteed by PNC and is ultimately payable to certain employees of BlackRock resulting from PNC's acquisition of BFM on February 28, 1995.

      At December 31, 1998, future principal maturities of debt are as follows:

     1999.............................................................. $ 18,800
     2000..............................................................   28,200
     2001..............................................................      --
     2002..............................................................  150,000
                                                                        --------
                                                                        $197,000
                                                                        ========

      At December 31, 1998, the fair value of BlackRock's 7.5% unsecured note due through February 2000, estimated based on the current rates offered to BlackRock for debt with a similar remaining maturity, was approximately $47,700. The revolving line of credit with PNC is carried at cost which approximates fair value.

4.Commitments

      BlackRock leases its primary office space under agreements which expire in 2011. Future minimum commitments under these operating leases, net of rental reimbursements of $959 through 2002 from a sublease arrangement, are as follows:

     1999............................................................... $ 4,225
     2000...............................................................   3,790
     2001...............................................................   3,714
     2002...............................................................   1,831
     2003...............................................................   1,459
     Thereafter.........................................................   3,547
                                                                         -------
                                                                         $18,566
                                                                         =======

      Under the lease agreement, BlackRock is responsible for certain escalation payments. Equipment and occupancy expense amounted to $6,160, $7,253 and $10,060 for the years ended December 31, 1996, 1997 and 1998, respectively.

                                BLACKROCK, INC.

5. Employee Benefit Plans

      BlackRock's employees participate in PNC's Incentive Savings Plan ("ISP"). Under the ISP, employee contributions of up to 6% of eligible compensation, subject to Internal Revenue Code limitations, are matched by BlackRock. ISP expenses for BlackRock were $837, $1,019 and $1,210 for the years ended December 31, 1996, 1997 and 1998, respectively. Contributions to the plans are matched primarily by shares of PNC's common stock funded by PNC's Employee Stock Ownership Plan.

      PNC provides certain health care and life insurance benefits for retired employees. Expenses for post-retirement benefits allocated to BlackRock by PNC were $114, $105 and $217 for the fiscal years ended December 31, 1996, 1997 and 1998, respectively. At December 31, 1997 and 1998, accrued post-retirement benefits included in the consolidated statements of financial condition totaled $311 and $528, respectively. No separate financial obligation data for BlackRock is available with respect to such plan. BlackRock currently does not have any retired employees and as such did not make any benefit payments for retirees in 1997 and 1998.

6. Deferred Compensation Plan

      Effective January 1, 1998, BlackRock established the Long-Term Compensation Plan (the "Plan") to provide a competitive long-term incentive for key officers and employees. The Plan provides for payment of $18.5 million divided equally in three separate awards. The awards vest in 2001, 2002 and 2003, respectively, and are recorded to expense on a straight-line method over the respective vesting periods. Compensation expense for 1998 was $6,321.

7. Related Party Transactions

      BlackRock and its consolidated subsidiaries provide investment advisory and administration services to BlackRock's open-end and closed-end funds, the Provident Institutional Funds and other commingled funds. Substantially all of these services are provided under contracts that set forth the services to be provided and the fees to be charged. Contracts for the Registered Investment Companies are subject to annual review and approval by each of the funds' boards of directors or trustees and, in certain circumstances, by the stockholders.

      Revenues for services provided to these mutual funds are as follows:

                                                     Year Ended December 31,
                                                    -------------------------
                                                     1996     1997     1998
                                                    ------- -------- --------
     Investment advisory and administration fees--
      mutual funds:
       BlackRock open-end funds.................... $29,752 $ 44,009 $ 86,225
       BlackRock closed-end funds..................  34,960   36,050   36,521
       Provident Institutional Funds...............  13,039   26,266   32,202
       Commingled funds............................   9,438   11,652    7,539
                                                    ------- -------- --------
                                                    $87,189 $117,977 $162,487
                                                    ======= ======== ========

      During May 1998, approximately $8.2 billion in assets of the PNC common trust commingled funds were converted to the BlackRock open-end funds. For the years ended December 31, 1996 and 1997, BlackRock earned fees of $6,443 and $7,150, respectively, related to these funds. During the first four months of 1998, $3,142 of fees were earned prior to the conversion.

                                BLACKROCK, INC.

7. Related Party Transactions (continued)

      BlackRock provides investment advisory and administration services to certain PNC subsidiaries for a fee, based on assets under management. In addition, BlackRock provides risk management and, beginning in 1998, model portfolio services to PNC. Revenues for such services are as follows:

                                                           Year Ended December
                                                                   31,
                                                           --------------------
                                                            1996   1997   1998
                                                           ------ ------ ------
     Revenues:
       Investment advisory and administration fees:
         Separate accounts................................ $  901 $1,496 $3,468
         Model portfolio services.........................    --     --   2,567
       Other income--risk management......................  3,000  3,000  3,000

      BlackRock has entered into various memoranda of understanding and co-administration agreements with affiliates of PNC pursuant to which BlackRock pays administration fees for the Provident Institutional Funds and certain other commingled funds based on total fund assets and service fees based on assets under management for PNC's private banking clients invested in the BlackRock open-end funds.

      BlackRock also incurred interest expense to related parties in connection with the 7.5% unsecured note and the revolving line of credit with PNC Bank. PNC also provides general and administration services to BlackRock. Charges for such services were based on actual usage or on defined formulas which, in management's view, resulted in reasonable allocations. Aggregate expenses included in the consolidated financial statements for transactions with PNC subsidiaries are as follows:

                                                       Year Ended December 31,
                                                       -----------------------
                                                        1996    1997    1998
                                                       ------- ------- -------
     Expenses:
       Fund administration and servicing costs--
        affiliates.................................... $19,611 $27,278 $52,972
       General and administration.....................   7,559   3,900   4,666
       Interest expense--affiliates...................  19,975  20,249  13,347

      Additionally, an indirect wholly-owned subsidiary of PNC acts as a financial intermediary associated with the sale of back-end loaded shares of certain BlackRock open-end funds. This entity finances broker sales commissions and receives all associated sales charges.

8. BlackRock Asset Investors

      BFM is an investment advisor to BlackRock Asset Advisors ("BAI"), a closed-end investment company. BAI's principal business is to acquire, work out, pool and repackage performing and distressed commercial, multifamily, and single family mortgage loans as commercial or residential mortgage-backed securities for sale in the capital markets through independent underwriters and broker-dealers.

      The Board of Trustees ("Trustees") of BAI approved a plan of liquidation on September 18, 1997 which was adopted by its stockholders on October 6, 1997. The plan term runs two years from the stockholder approval date. The plan requires the trustees to oversee the liquidation. Any remaining assets and liabilities may be deposited in a voting trust at any time before the end of the plan term.

                                BLACKROCK, INC.

8. BlackRock Asset Investors (continued)

      BFM recorded management fees for BAI in 1996, 1997 and 1998 of $6,061, $6,067 and $3,291, respectively. BFM earned performance fees based on a stipulated percentage of the excess profits after BAI stockholders had received a minimum return on invested capital. Based on the market value of BAI's underlying assets, overall investor returns and anticipated asset liquidation schedules BlackRock recorded performance fees of $0, $7,800 and $57,908 in 1996, 1997 and 1998, respectively.

      In accordance with various contractual arrangements including the 1994 acquisition agreement between PNC and BFM, $3,525, $9,688 and $44,806 of BAI revenue was allocated to incentive compensation for the years ended December 31, 1996, 1997, and 1998, respectively.

9. Net Capital Requirements

      As a registered broker-dealer, PAI is subject to the Uniform Net Capital requirements under the Securities Exchange Act of 1934, which requires maintenance of certain minimum net capital levels. At December 31, 1998, PAI net capital was $3,290 in excess of regulatory requirements.

10. Closed-End Fund Offering Costs

      In accordance with SOP 98-5, "Reporting on the Costs of Start-Up Activities," BlackRock has expensed the offering costs it incurred in connection with an initial offering of a closed-end fund.

11. Income Taxes

      BlackRock accounts for income taxes under the liability method prescribed by SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.

      On a historical basis, the operating results of BlackRock have been primarily included in the consolidated U.S. Federal income tax returns of PNC or its subsidiaries. For state and local income tax purposes, BlackRock has been included in the consolidated and unitary tax returns with PNC and its subsidiaries, and has filed separate returns. BlackRock's tax provision has been determined pursuant to the PNC tax sharing agreement.

      The provision (benefit) for income taxes consists of the following:

                                                           Year Ended December
                                                                   31,
                                                          ----------------------
                                                           1996   1997    1998
                                                          ------ ------- -------
     Current:
       Federal........................................... $4,434 $11,872 $16,408
       State & local.....................................  2,578   3,011   8,746
                                                          ------ ------- -------
     Total current.......................................  7,012  14,883  25,154
     Deferred:
       Federal...........................................    957   1,159   4,422
       State & local.....................................    506     613   2,819
                                                          ------ ------- -------
     Total deferred......................................  1,463   1,772   7,241
                                                          ------ ------- -------
     Total............................................... $8,475 $16,655 $32,395
                                                          ====== ======= =======

                                BLACKROCK, INC.

11. Income Taxes (continued)

      The reconciliation between the federal statutory income tax rate and BlackRock's effective income tax rate consists of the following:

                                                                  Year Ended
                                                                 December 31,
                                                               -----------------
                                                               1996  1997  1998
                                                               ----- ----- -----
     Statutory Federal income tax rate........................ 35.0% 35.0% 35.0%
     Increase resulting from:
       State and local income taxes........................... 11.6%  6.1% 11.1%
       Other..................................................  2.0%  1.9%  1.5%
                                                               ----- ----- -----
     Total effective income tax rate.......................... 48.6% 43.0% 47.6%
                                                               ===== ===== =====

      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities, which are shown net in accounts payable and accrued liabilities--Affiliate in the consolidated statement of financial condition, consisted of the following:

                                                                  December 31,
                                                                 --------------
                                                                  1997   1998
                                                                 ------ -------
     Deferred tax assets:
       Compensation and benefits................................ $2,355 $31,388
       Other....................................................  2,316   3,606
                                                                 ------ -------
       Gross deferred tax asset................................. $4,671 $34,994
                                                                 ====== =======
     Deferred tax liabilities:
       Deferred revenue......................................... $  --  $33,980
       Goodwill.................................................  9,704  13,129
       Other....................................................      4     163
                                                                 ------ -------
       Gross deferred tax liability............................. $9,708 $47,272
                                                                 ------ -------
     Net deferred tax liability................................. $5,037 $12,278
                                                                 ====== =======

12. Subsequent Events (Unaudited)

Stock Award and Incentive Plan

      BlackRock intends to adopt a stock award and incentive plan, and a deferred compensation plan (the "Plan") prior to or concurrent with the initial public offerings ("Offering").

Pro Forma Information

      The unaudited pro forma amounts included in the accompanying pro forma consolidated statement of income for the year ended December 31, 1998 and the six months ended June 30, 1999 reflect the use of Offering proceeds to repay outstanding debt as of January 1, 1998, and the corresponding reduction in interest expense and tax benefit thereon. The unaudited pro forma consolidated statement of income does not give effect to the Plan because its terms have not been finalized.

                                BLACKROCK, INC.

12. Subsequent Events (Unaudited) (continued)

      BlackRock intends to file a separate consolidated federal income tax return after the offerings. BlackRock has not determined whether it will continue to file combined and/or unitary state and local income tax returns with PNC and its subsidiaries. BlackRock's income tax provision for the six months ended June 30, 1999 is computed pursuant to the tax sharing agreement with PNC. This agreement provides that the federal income tax provision is based on each subsidiary's separately calculated liability and that the combined and/or unitary state and local income tax provision is allocated to those subsidiaries whose business operations generate the liability.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      Through and including          (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in these offerings, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    9,000,000 Shares of Class A Common Stock


                               ----------------
                                   PROSPECTUS

                               ----------------

                              Merrill Lynch & Co.
                              Goldman, Sachs & Co.
                                Lehman Brothers
                             Prudential Securities
                              Salomon Smith Barney

                                      , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                           [International--Alternate Cover Page]
                             Subject to Completion

              Preliminary Prospectus dated September 9, 1999

PROSPECTUS

                    9,000,000 Shares of Class A Common Stock


                                  ----------

    The international managers will offer      shares outside the United States
and Canada and the U.S. underwriters will offer       shares in the United
States and Canada.

    We expect the public offering price to be between $14.00 and $17.00 per share. Currently, no public market exists for the shares. The class A common stock has been approved for listing on The New York Stock Exchange under the symbol "BLK."

    Following the offering, we will have two classes of authorized common stock--class A common stock, offered through this prospectus, and class B common stock, % of which will be owned by a subsidiary of PNC Bank Corp. The rights of holders of class A common stock and class B common stock are identical, except with respect to voting. Each share of class A common stock will have one vote and each share of class B common stock will have five votes on all matters submitted to a vote of our stockholders. As a result, following the offerings, PNC will own % of the combined voting power of all classes of BlackRock stock and will control all matters affecting BlackRock stockholders.

    Investing in the class A common stock involves risks which are described in the "Risk Factors" section beginning on page 9 of this prospectus.

                                  ----------

                                                            Per Share Total
                                                            --------- -----
     Public Offering Price.................................     $       $

     Underwriting Discount.................................    $       $

     Proceeds, before expenses, to BlackRock...............    $       $

    The international managers may also purchase up to an additional shares of class A common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The U.S. underwriters may similarly purchase up to an
aggregate of an additional      shares of class A common stock.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares of class A common stock will be ready for delivery in New York,
New York on or about       , 1999.

                                  ----------

Merrill Lynch International
    Goldman Sachs International
         Lehman Brothers International
              Prudential-Bache Securities
                                              Salomon Smith Barney International

                                  ----------

                   The date of this prospectus is     , 1999.

                                                  [International-Alternate Page]

                                  UNDERWRITING

General

      We intend to offer shares of our class A common stock outside the United States and Canada through a number of international managers and in the United States and Canada through a number of U.S. underwriters. Merrill Lynch International, Goldman Sachs International, Lehman Brothers International (Europe), Prudential-Bache Securities (U.K.) Inc. and Salomon Brothers International Limited are acting as lead managers for each of the international managers named below. Subject to the terms and conditions set forth in an international purchase agreement among BlackRock and the international
managers, and concurrently with the sale of     shares of class A common stock
to the U.S. underwriters, we have has agreed to sell to the international managers, and each of the international managers severally and not jointly has agreed to purchase from BlackRock, the number of shares of class A common stock listed opposite its name below.

                                                                          Number
                                                                            of
           International Manager                                          Shares
           ---------------------                                          ------
      Merrill Lynch International........................................
      Goldman Sachs International........................................
      Lehman Brothers International (Europe).............................
      Prudential-Bache Securities (U.K.) Inc. ...........................
      Salomon Brothers International Limited.............................
                                                                          -----
           Total.........................................................
                                                                          =====

      We have also entered into a U.S. purchase agreement with underwriters in the United States and Canada for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Lehman Brothers Inc., Prudential Securities Incorporated and Salomon Smith Barney Inc. are acting as U.S. representatives. Subject to the terms and conditions described in the U.S. purchase agreement,
and concurrently with the sale of    shares of class A common stock to the
international managers pursuant to the international purchase agreement, we have agreed to sell to the U.S. underwriters, and the U.S. underwriters
severally have agreed to purchase from us, an aggregate of    shares of class A
common stock. The initial public offering price per share and the total underwriting discount per share of class A common stock are identical under the international purchase agreement and the U.S. purchase agreement.

      In the international purchase agreement and the U.S. purchase agreement, the international managers and the U.S. underwriters have agreed, subject to the terms and conditions set forth in those agreements to purchase all of the shares of class A common stock being sold under the terms of those agreement if any of the shares of class A common stock are purchased. In the event of a default by an underwriter, the U.S. purchase agreement and the international purchase agreement provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings with respect to the sale of shares of class A common stock to be purchased by the international managers and the U.S. underwriters are conditioned on one another.

      We have agreed to indemnify the international managers and the U.S. underwriters against liabilities under the securities laws arising out of or based upon untrue statements of material facts or material omissions contained in the registration statement or the prospectus. We have also agreed to contribute to payments that the U.S. underwriters and the international managers may be required to make in respect of those liabilities.

                                                  [International-Alternate Page]

Commitments and Discounts

      The lead managers have advised us that the international managers propose initially to offer the shares of class A common stock to the public at the initial public offering price listed on the cover page of this prospectus, and
to dealers at such price less a concession not in excess of $    per share of
class A common stock. The international managers may allow, and such dealers
may reallow, a discount not in excess of $   per share of class A common stock
to other dealers. After the initial public offerings, the public offering price, concession and discount may be changed.

      The following table shows the per share and total public offering price, underwriting discount to be paid by us to the international managers and the U.S. underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the international managers and the U.S. underwriters of their over-allotment options.

                                                                  Without  With
                                                        Per Share Option  Option
                                                        --------- ------- ------
      Public offering price............................   $        $      $
      Underwriting discount............................   $        $      $
      Proceeds, before expenses, to BlackRock..........   $        $      $

      The expenses of the offerings are estimated as follows: SEC registration fee, $51,791; NASD fee, $19,100; listing fee, $115,000; accounting fees and expenses, $750,000; legal fees and expenses, $400,000; printing and engraving fees and expenses, $375,000; transfer agent's fees, $25,000; blue sky fees and expenses, including counsel fees, $10,000; and miscellaneous expenses, $22,989. The total expenses, not including the underwriting discount, are estimated at $1,768,880 and are payable by us.

Intersyndicate Agreement

      The international managers and the U.S. underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the terms of the intersyndicate agreement, the international managers and the U.S. underwriters are permitted to sell shares of our class A common stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares of our class A common stock will not offer to sell or sell shares of our class A common stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the terms of the intersyndicate agreement. Similarly, the international managers and any dealer to whom they sell shares of our class A common stock will not offer to sell or sell shares of our class A common stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the intersyndicate agreement.

Over-allotment Option

      We have granted an option to the international managers, exercisable for
30 days after the date of this prospectus, to purchase up to   additional
shares of class A common stock at the public offering price listed on the cover page of this prospectus, less the underwriting discount. The international managers may exercise this option solely to cover over-allotments, if any, made on the sale of the class A common stock. To the extent that the international managers exercise this option, each international manager will be obligated, subject to customary conditions, to purchase a number of additional shares of our class A common stock proportionate to such international manager's initial amount reflected in the above table.

                                                  [International-Alternate Page]

      We have also granted an option to the U.S. underwriters, exercisable for
30 days after the date of this prospectus, to purchase up to    additional
shares of class A common stock to cover over-allotments, if any, on terms similar to those granted to the international managers.

Reserved Shares

      At our request, the underwriters have reserved for sale, at the initial
public offering price, up to     of the shares of the class A common stock
offered by this prospectus for sale to some of our directors, officers and employees of BlackRock and PNC. The number of shares of our class A common stock available for sale to the general public will be reduced to the extent that those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offerings will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

No Sales of Similar Securities

      BlackRock and its executive officers and directors and all existing shareholders will agree prior to the offering not to sell or transfer any of their shares of class B common stock for 180 days after the date of the prospectus unless they first obtain the written consent of Merrill Lynch. In particular, BlackRock and all of these individuals have agreed that they will not directly or indirectly

    . offer, pledge, sell or contract to sell any of the class B common stock

    .  sell any option or contract to purchase the class B common stock

    .  purchase any option or contract to sell the class B common stock

    . request or demand that BlackRock file a registration statement related to the class B common stock, or

    . enter into any agreement or transaction that transfers all or any part of the ownership of the class B common stock.

      This lockup provision applies to class B common stock as well as any securities which are convertible into or exchangeable or exercisable for class B common stock. The provision applies to class B common stock currently held as well as class B common stock acquired in the future.

      However, a shareholder may without the consent of Merrill Lynch transfer the common stock to trusts or similar entities for estate planning purposes or to affiliates as defined in Rule 144 as long as any transferee agrees in writing to be bound by the terms of the lockup agreement. See "Shares Eligible for Future Sale."

New York Stock Exchange Listed

      The class A common stock has been approved for listing on the New York Stock Exchange under the symbol "BLK." In order to meet the requirements for listing of the class A common stock on that exchange, the U.S. underwriters and the international managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

Initial Public Offering Price

      Prior to the offerings, there has been no public market for the class A common stock of BlackRock. The initial public offering price will be determined through negotiations between BlackRock and the representatives. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, are

    . price-earnings ratios of publicly traded companies that the representatives believe to be comparable to BlackRock,

                                                 [International--Alternate Page]

    .  financial information of BlackRock,

    . the history of, and the prospects for, BlackRock and the industry in which it competes, and

    . an assessment of its management, its past and present operations, the prospects for, and timing of, future revenue of BlackRock, and the present state of its development.

      An active trading market may not develop for the class A common stock and the class A common stock may not trade in the public market subsequent to the offerings at or above the initial public offering price.

      The underwriters do not expect sales of the class A common stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered in these offerings.

NASD Regulations

      Because we may be deemed to be an affiliate of PNC subsidiaries that are member firms of the NASD, the offerings will be conducted in accordance with Conduct Rule 2720 of the National Association of Securities Dealers, Inc., which requires that the public offering price of an equity security be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence. Merrill Lynch has agreed to act as qualified independent underwriter with respect to the offerings. The public offering price of the class A common stock will be no higher than that recommended by Merrill Lynch.

      The underwriters will not confirm sales of the class A common stock to any account over which they exercise discretionary authority without the prior written specific approval of the customer.

Price Stabilization, Short Positions and Penalty Bids

      Until the distribution of our class A common stock is completed, SEC rules may limit the ability of the underwriters and certain selling group members to bid for and purchase our class A common stock. As an exception to these rules, the U.S. representatives are permitted to engage in transactions that stabilize the price of our class A common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our class A common stock.

      If the underwriters create a short position in the class A common stock in connection with the offerings, i.e., if they sell more shares of our class A common stock than are listed on the cover page of this prospectus, the U.S. representatives may reduce that short position by purchasing our class A common stock in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment options described above.

      The U.S. representatives may also impose a penalty bid on underwriters and selling group members. This means that if the U.S. representatives purchase shares of class A common stock in the open market to reduce the underwriters' short position or to stabilize the price of our class A common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our class A common stock to the extent that it discourages resale of our class A common stock.

      Neither BlackRock nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our class A common stock. In addition, neither BlackRock nor any of the underwriters makes any representation that the U.S. representatives or the lead manager will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                                 [International--Alternate Page]

UK Selling Restrictions

      Each international manager has agreed that:

    .it has not offered or sold and, prior to the expiration of the period of six months from the closing date, will not offer or sell any shares of class A common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

    .it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the class A common stock in, from or otherwise involving the United Kingdom; and

    .it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of class A common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

No Public Offering Outside the United States

      No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of class A common stock, or the possession, circulation or distribution of this prospectus or any other material relating to BlackRock or shares of our class A common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our class A common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of class A common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

      Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price described on the cover page of this prospectus.

Other Relationships

      Certain of the underwriters and their affiliates engage in transactions with, and perform services for, BlackRock, PNC and their affiliates in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with BlackRock, for which they receive customary compensation. Merrill Lynch, Prudential Securities and its affiliated parties and Salomon Smith Barney distribute BlackRock Funds and provide stockholder services in connection with those funds in the ordinary course of business, for which they receive customary compensation.

                                           [International--Alternate Back Cover]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      Through and including          (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    9,000,000 Shares of Class A Common Stock


                               ----------------
                                   PROSPECTUS

                               ----------------

                          Merrill Lynch International
                          Goldman Sachs International
                         Lehman Brothers International
                          Prudential-Bache Securities
                       Salomon Smith Barney International

                                      , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

Item 13. Other Expenses of Issuance and Distribution

      The following table indicates the estimated expenses to be incurred in connection with the Offerings, all of which will be paid by BlackRock.

      SEC registration fee.......................................... $   51,791
      NASD fee......................................................     19,100
      Listing fee...................................................    115,000
      Accounting fee and expenses...................................    750,000
      Legal fees and expenses.......................................    400,000
      Printing and engraving........................................    375,000
      Transfer Agent's fees.........................................     25,000
      Blue Sky fees and expenses (including counsel fees)...........     10,000
      Miscellaneous expenses........................................     22,989
                                                                     ----------
        Total....................................................... $1,768,880
                                                                     ==========

--------
*  To be supplied by amendment

Item 14. Indemnification of Directors and Officers

      Article SEVENTH of BlackRock's certificate of incorporation provides that no director of BlackRock shall be personally liable to BlackRock or its stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by law.

      In addition, Article VI of BlackRock's bylaws provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of BlackRock shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. In addition, the bylaws provide for indemnification by BlackRock of its directors and officers under certain circumstances against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was a director or officer of BlackRock.

      The form of underwriting agreement to be filed as Exhibit 1.1 will contain agreements between BlackRock, PNC and BlackRock's management and directors and the underwriters and their controlling persons providing for indemnification against civil liabilities, including liabilities under the Securities Act, or for contribution to payments which any of them may be required to make in respect thereof.

Item 15. Recent Sales of Unregistered Securities.

      On January 31, 1998, PNC Bank Corp. ("PNC") sold, pursuant to a private placement under Section 4(2) of the Securities Act, 30,000 shares of restricted BlackRock Financial Management, Inc. ("BFM") stock to certain key employees and PNC retained 70,000 shares. The purchase price for the stock was based on an independent valuation of BFM, with the shares subject to significant vesting and transfer restrictions.

      On March 31, 1998, PNC contributed BFM and certain other investment management subsidiaries into a new holding company, BlackRock. BFM's employee stockholders exchanged their stock in BFM for an equal number of restricted shares of BlackRock common stock while PNC received 70,000 shares of BlackRock common stock for its ownership interest in BFM and an additional 94,000 shares representing the fair value based on an independent valuation of PNC's other contributed investment management businesses. The issuance of the BlackRock common stock was made pursuant to a private placement under Section 4(2) of the Securities Act.

      In May 1998, BlackRock sold an additional 5,507 shares of restricted common stock pursuant to a private placement under Section 4(2) of the Securities Act to key employees of the contributed businesses. In May 1998, BlackRock also executed forward sales of 637 shares of BlackRock restricted common stock to key employees. Total proceeds from employee purchases of restricted stock amounted to $34,214,000. These shares were issued at a discount to fair market value of $1,737,000 which was recorded as compensation expense. During 1998 and 1999, several employee stockholders terminated their employment and sold 776 shares back to BlackRock at cost.

      In September, 1999, prior to the completion of the Offerings, BlackRock intends to sell to 8 key employees the 776 shares of restricted BlackRock common stock repurchased from former employees during 1998 and 1999, and currently held in treasury, pursuant to a private placement under Section 4(2) of the Securities Act. All of these employees are managing directors of BlackRock and, except for one, all already own shares of BlackRock common stock. They are all accredited investors as defined in Regulation D under the Securities Act. Total proceeds from these sales are expected to amount to $749,616. These shares will be issued at a discount to fair market value of $ , which will be recorded as compensation expense.

      Upon completion of the Offerings, all the shares of BlackRock common stock described above will be automatically converted into shares of class B common stock of BlackRock.

Item 16. Exhibits
      (a)Exhibits

 Exhibit
 Number  Description of Exhibit
 ------- ----------------------
   1.1   --Form of Underwriting Agreement.
   3.1   --Form of Amended and Restated Certificate of Incorporation of the
          Registrant.
   3.2   --Form of Amended and Restated Bylaws of the Registrant.
   4.1   --Specimen of Common Stock Certificate (per class).*
   4.2   --Amended Stockholders Agreement.
   5.1   --Form of Opinion of Skadden, Arps, Slate Meagher & Flom LLP,
          regarding legality of securities being registered.
  10.1   --Form of Tax Disaffiliation Agreement among BlackRock Inc., PNC Asset
          Management, Inc. and PNC Bank Corp.
  10.2   --1999 Stock Award and Incentive Plan.
  10.3   --1999 Annual Incentive Performance Plan.
  10.4   --Non employee Directors Stock Compensation Plan.
  10.5   --Form of Employment Agreement.
  10.6   --Form of Initial Public Offering Agreement among the Registrant, PNC
          Bank Corp. and PNC Asset Management, Inc.
  10.7   --Form of Registration Rights Agreement among the Registrant, PNC
          Asset Management, Inc. and certain holders of class B common stock of the Registrant.
  10.8   --Form of Services Agreement between the Registrant and PNC Bank Corp.
  21.1   --List of subsidiaries of the Registrant.**
  23.1   --Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in
          Exhibit 5.1).
  23.2   --Consent of Ernst & Young LLP.
  24.1   --Powers of Attorney.**
  27.1   --Financial Data Schedule.

--------
 * To be filed by amendment.
** Previously filed.

      (b)Financial Statement Schedules

      We did not include financial statement schedules with this item because they are not required, not applicable or the information is included in the financial statements or notes to the financial statements that are part of the prospectus.

Item 17. Undertakings

      (a) The undersigned registrant hereby undertakes to provide the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-1 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, New York on the 9th day of September, 1999.

                                          BLACKROCK, INC.

                                            /s/ Laurence D. Fink
                                          By: _________________________________
                                              Laurence D. Fink
                                              Chairman of the Board of
                                              Directors and Chief Executive
                                               Officer

      Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                    Date
             ---------                           -----                    ----
        /s/ Laurence D. Fink         Chairman of the Board of      September 9, 1999
____________________________________ Directors and Chief
          Laurence D. Fink           Executive Officer (Principal
                                     Executive Officer)

         /s/ Paul L. Audet           Managing Director, Chief      September 9, 1999
____________________________________ Financial Officer (Principal
           Paul L. Audet             Financial and Accounting
                                     Officer)
      /s/ Ralph L. Schlosstein       Director and President        September 9, 1999
____________________________________
        Ralph L. Schlosstein

                 *                   Director                      September 9, 1999
____________________________________
         Thomas H. O'Brien
                 *                   Director                      September 9, 1999
____________________________________
           James E. Rohr
                 *                   Director                      September 9, 1999
____________________________________
        Walter E. Gregg, Jr.
                 *                   Director                      September 9, 1999
____________________________________
          Helen P. Pudlin

* Robert P. Connolly, pursuant to Powers of Attorney (executed by each of the officers and directors indicated above and filed as part of the registrant's Registration Statement, on May 13, 1999, Reg. No. 333-78367), by signing his name hereto does hereby sign and execute this Amendment No. 3 to Form S-1 Registration Statement Under the Securities Act of 1933 on behalf of each director.

                                                 /s/ Robert P. Connolly
                                          -------------------------------------
                                                   Robert P. Connolly